UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 20, 2020 (October 15, 2020)

CIT GROUP INC.

(Exact name of registrant as specified in its charter)

Delaware	001-31369	65-1051192
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11 W. 42nd Street	New York	New York	10036
(Address of principal executive offices)			(Zip Code)

Registrant’s telephone number, including area code: (212) 461-5200

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities Registered Pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	CIT	New York Stock Exchange
5.625% Non-Cumulative Perpetual Preferred Stock, Series B, par value $0.01 per share	CITPRB	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On October 15, 2020, CIT Group Inc. (“CIT”), a Delaware corporation and the parent company of CIT Bank, N.A., a national banking association (“CIT Bank”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among First Citizens BancShares, Inc. (“BancShares”), First-Citizens Bank & Trust Company, a North Carolina chartered commercial bank and direct, wholly owned subsidiary of BancShares (“FCB”), FC Merger Subsidiary IX, Inc., a direct, wholly owned subsidiary of FCB (“Merger Sub”), and CIT. Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into CIT, with CIT as the surviving entity (the “First-Step Merger”), and as soon as reasonably practicable following the effective time of the First-Step Merger, CIT will merge with and into FCB, with FCB as the surviving entity (together with the First-Step Merger, the “Mergers”). The Merger Agreement further provides that immediately following the consummation of the Mergers, CIT Bank will merge with and into FCB, with FCB as the surviving bank (together with the Mergers, the “Transaction”).

The Merger Agreement was unanimously approved by the Board of Directors of each of CIT and BancShares. Subject to the fulfillment of customary closing conditions, certain of which are described below, the parties anticipate that the Transaction will close in the first half of 2021.

Merger Consideration

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the First-Step Merger (the “Effective Time”), each share of the common stock, par value $0.01 per share, of CIT issued and outstanding immediately prior to the Effective Time (“CIT Common Stock”), except for certain shares of CIT Common Stock owned by CIT or BancShares, will be converted into the right to receive .06200 shares (the “Exchange Ratio” and such shares, the “Merger Consideration”) of the Class A common stock, par value $1.00 per share, of BancShares (the “BancShares Common Stock”). Holders of CIT Common Stock will receive cash in lieu of fractional shares.

In addition, at the Effective Time, each share of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share, of CIT (“CIT Series A Preferred Stock”) and 5.625% Non-Cumulative Perpetual Preferred Stock, Series B, par value $0.01 per share, of CIT (“CIT Series B Preferred Stock”) issued and outstanding immediately prior to the Effective Time will automatically be converted into the right to receive one share of a newly created series of preferred stock, Series B, of BancShares and one share of a newly created series of preferred stock, Series C, of BancShares (“New BancShares Series C Preferred Stock”), respectively, having such rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, that are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, of the CIT Series A Preferred Stock and the CIT Series B Preferred Stock, respectively (taking into account (i) that CIT will not survive the consummation of the Transaction and (ii) any adjustment to the right of optional redemption by BancShares that is reasonably necessary to obtain Tier 1 Capital treatment from the Board of Governors of the Federal Reserve System (the “Federal Reserve”) for such preferred stock).

Treatment of CIT Equity Awards

At the Effective Time, (i) each restricted stock unit award or performance stock unit award in respect of shares of CIT Common Stock, including any deferred restricted stock unit award (each, a “CIT Award”) outstanding prior to the Effective Time, other than a CIT Director RSU Award (defined below), will automatically be converted into a restricted stock unit in respect of a number of shares of BancShares Common Stock (a “BancShares Award”) equal to (a) the number of shares of CIT Common Stock subject to such CIT Award immediately prior to the Effective Time based on target level performance multiplied by (b) the Exchange Ratio, and such BancShares Award will be subject to the same terms and conditions applicable to the existing CIT Award (except, in the case of performance stock unit awards, for any performance goals or metrics), and (ii) each restricted stock unit award in respect of shares of CIT Common Stock that (a) is outstanding and unvested immediately prior to the Effective Time, (b) is held by a member of the Board of Directors of CIT, (c) will automatically vest upon the Effective Time in accordance with its terms, and (d) is not subject to a deferral election (each, a “CIT Director RSU Award”) will automatically be converted into the right to receive the Merger Consideration.

Certain Governance Matters

Pursuant to the Merger Agreement, effective as of the Effective Time, the Boards of Directors of the combined company and the combined bank will consist of 14 directors, (i) 11 of whom will be members of the current Board of Directors of BancShares, and (ii) three of whom will be selected from among the current Board of Directors of CIT and will include as one of those three Ellen R. Alemany, Chairwoman and Chief Executive Officer of CIT.

Certain Other Terms and Conditions of the Merger Agreement

The Merger Agreement contains customary representations and warranties from each of BancShares, FCB, Merger Sub, and CIT, each with respect to its and its subsidiaries’ businesses, as applicable. In addition, the Merger Agreement includes customary covenants, including, among others, covenants relating to (i) each party’s business during the interim period between the execution of the Merger Agreement and the Effective Time, (ii) each party’s obligations to cooperate with the other party and use reasonable best efforts to file all applications, notices, petitions, and filings in respect of, and obtain as promptly as practicable, the requisite governmental and regulatory approvals, (iii) each of CIT’s and BancShares’ obligations to call a meeting of its stockholders to approve the Merger Agreement and the issuance of the shares of BancShares capital stock pursuant to the Merger Agreement, respectively, (iv) each of CIT’s and BancShares’ obligations, subject to certain exceptions, to recommend that its stockholders approve the Merger Agreement and the issuance of the shares of BancShares capital stock pursuant to the Merger Agreement, respectively, and (v) non-solicitation obligations and other provisions relating to potential competing acquisition proposals from other bidders for either CIT or BancShares, including a break-up fee of $64,000,000 payable in certain circumstances.

The consummation of the Mergers is subject to the satisfaction or waiver (where legally permissible) of customary closing conditions, including, among others, (i) receipt of the requisite approval of the Merger Agreement by the CIT stockholders, (ii) receipt of the requisite approval of the issuance of the shares of BancShares’ capital stock pursuant to the Merger Agreement by BancShares’ stockholders, (iii) receipt of authorization from Nasdaq for listing the shares of BancShares Common Stock and New BancShares Series C Preferred Stock that are issuable pursuant to the Merger Agreement, (iv) receipt of required regulatory approvals, including the approval of the Federal Reserve, the Federal Deposit Insurance Corporation and the North Carolina Office of the Commissioner of Banks, (v) the absence of any order, injunction, decree or other legal restraint preventing the consummation of the Mergers or any of the other transactions contemplated by the Merger Agreement or making the consummation of the Mergers or such transactions illegal, and (vi) the effectiveness of the registration statement on Form S-4 to be filed by BancShares with the Securities and Exchange Commission (the “SEC”) in connection with the Transaction. In addition, each party’s obligation to effect the Transaction is subject to the satisfaction or waiver of certain other customary conditions, including (a) the accuracy of the representations and warranties of the other party, subject to certain exceptions, (b) performance in all material respects by the other party of its obligations under the Merger Agreement, and (c) the receipt by such party of an opinion from its counsel to the effect that the Mergers will together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights for each of CIT and BancShares, including, among others, if the First-Step Merger has not been completed by October 15, 2021.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (i) will not survive consummation of the Mergers, and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding BancShares or CIT, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding BancShares, CIT, their respective affiliates or their respective businesses, the Merger Agreement and the Transaction that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of BancShares and CIT and a prospectus of BancShares, as well as in the Forms 10-K, Forms 10-Q and other filings that each of BancShares and CIT make with the SEC.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Voting Agreement

Contemporaneously with the execution of the Merger Agreement, (i) Frank B. Holding, Jr., the Chairman and Chief Executive Officer of BancShares, (ii) Hope H. Bryant, the Vice Chairman of BancShares and sister of Mr. Holding, (iii) Peter M. Bristow, the President of BancShares and brother-in-law of Mr. Holding and Mrs. Bryant, and (iv) Claire H. Bristow, Mr. Bristow’s spouse and sister of Mr. Holding and Mrs. Bryant, who are each among the principal stockholders of BancShares, entered into a Voting Agreement (the “Voting Agreement”) with CIT, pursuant to which each such person agreed, among other things, to vote in favor of the approval of the issuance of the shares of BancShares capital stock pursuant to the Merger Agreement and to vote against any alternative acquisition proposal.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Severance Amendment Letters

In connection with CIT’s entry into the Merger Agreement, on October 19, 2020, CIT issued severance amendment letters to each of Ellen R. Alemany, Chairwoman and Chief Executive Officer, John Fawcett, Executive Vice President and Chief Financial Officer, and David M. Harnisch, President, Commercial Finance. The severance amendment letters clarify certain provisions of The CIT Group Inc. Employee Severance Plan, The CIT Group Inc. Incentive Compensation Recoupment Policy, and the equity awards granted to such individuals under The CIT Group Inc. 2016 Omnibus Incentive Plan, in each case, as applicable to such individuals. The severance amendment letters do not affect the economic terms of such plans, and the treatment of equity awards under the severance amendment letters remains in accordance with the terms of The CIT Group Inc. 2016 Omnibus Incentive Plan.

The foregoing description of the severance amendment letters does not purport to be complete and is qualified in its entirety by reference to the full text of the form of severance amendment letter, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits. The following exhibits accompany this report.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of October 15, 2020, by and among First Citizens BancShares, Inc., First-Citizens Bank & Trust Company, FC Merger Subsidiary IX, Inc., and CIT Group Inc.*

10.1	Voting Agreement, dated as of October 15, by and among CIT Group Inc., Frank B. Holding, Jr., Hope H. Bryant, Peter M. Bristow, and Claire H. Bristow

99.1	Form of Severance Amendment Letter, dated October 19, 2020, from CIT Group, Inc.

104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document)

*

Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

The inclusion of any website address in this Form 8-K, and any exhibit thereto, is intended to be an inactive textual reference only and not an active hyperlink. The information contained in, or that can be accessed through, such website is not part of or incorporated into this Form 8-K.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and future performance of BancShares and CIT. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “targets,” “designed,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on BancShares’ and CIT’s current expectations and assumptions regarding BancShares’ and CIT’s businesses, the economy, and other future conditions.

Because forward-looking statements relate to future results and occurrences, they are subject to inherent risks, uncertainties, changes in circumstances and other factors that are difficult to predict. Many possible events or factors could affect BancShares’ and/or CIT’s future financial results and performance and could cause the actual results, performance or achievements of BancShares and/or CIT to differ materially from any anticipated results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, (1) the risk that the cost savings, any revenue synergies and other anticipated benefits of the Transaction may not be realized or may take longer than anticipated to be realized, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the condition of the economy and competitive factors in areas where BancShares and CIT do business, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction and diversion of management’s attention from ongoing business operations and opportunities, (3) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement, (4) the risk that the integration of BancShares’ and CIT’s operations will be materially delayed or will be more costly or difficult than expected or that BancShares and CIT are otherwise unable to successfully integrate their businesses, (5) the failure to obtain the necessary approvals of the stockholders of BancShares and/or CIT, (6) the outcome of any legal proceedings that may be instituted against BancShares and/or CIT, (7) the failure to obtain required governmental approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction), (8) reputational risk and potential adverse reactions of BancShares’ and/or CIT’s customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the Transaction, (9) the failure of any of the closing conditions in the Merger Agreement to be satisfied on a timely basis or at all, (10) delays in closing the Transaction, (11) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by BancShares’ issuance of additional shares of its capital stock in connection with the Transaction, (13) general competitive, economic, political and market conditions, (14) other factors that may affect future results of CIT and/or BancShares including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms, and (15) the impact of the global COVID-19 pandemic on BancShares’ and/or CIT’s businesses, the ability to complete the Transaction and/or any of the other foregoing risks.

Except to the extent required by applicable law or regulation, each of BancShares and CIT disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding BancShares, CIT and factors which could affect the forward-looking statements contained herein can be found in BancShares’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020 and June 30, 2020, and its other filings with the SEC, and in CIT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020 and June 30, 2020, and its other filings with the SEC.

Additional Information about the Transaction and Where to Find It

BancShares intends to file a registration statement on Form S-4 with the SEC to register the shares of BancShares’ capital stock that will be issued to CIT’s stockholders in connection with the Transaction. The registration statement will include a joint proxy statement of BancShares and CIT that also constitutes a prospectus of BancShares. The definitive joint proxy statement/prospectus will be sent to the stockholders of CIT and BancShares seeking their approval of the Transaction and the issuance of BancShares stock in the Transaction, respectively.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE (AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING BANCSHARES, CIT, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by BancShares or CIT through the website maintained by the SEC at http://www.sec.gov or from BancShares at its website, www.firstcitizens.com, or from CIT at its website, www.cit.com. Documents filed with the SEC by BancShares will be available free of charge by accessing the “Newsroom” page of BancShares’ website at www.firstcitizens.com or, alternatively, by directing a request by telephone or mail to First Citizens BancShares, Inc., Mail Code: FCC-22, PO Box 27131, Raleigh, North Carolina 27611-7131, (919) 716-7000, and documents filed with the SEC by CIT will be available free of charge by accessing CIT’s website at www.cit.com under the tab “About Us,” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to CIT Group Inc., One CIT Drive, Livingston, New Jersey 07039, (866) 542-4847.

Participants in the Solicitation

BancShares, CIT, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of BancShares and CIT in connection with the Transaction under the rules of the SEC. Certain information regarding the interests of the directors and executive officers of BancShares and CIT and other persons who may be deemed participants in the solicitation of the stockholders of BancShares or of CIT in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about BancShares, the directors and executive officers of BancShares and their ownership of BancShares common stock can also be found in BancShares’ definitive proxy statement in connection with its 2020 annual meeting of stockholders, as filed with the SEC on February 26, 2020, and other documents subsequently filed by BancShares with the SEC. Additional information about CIT, the directors and executive officers of CIT and their ownership of CIT common stock can also be found in CIT’s definitive proxy statement in connection with its 2020 annual meeting of stockholders, as filed with the SEC on April 2, 2020, and other documents subsequently filed by CIT with the SEC. These documents can be obtained free of charge from the sources described above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CIT Group Inc. (Registrant)

By	/s/ John Fawcett
Name:	John Fawcett
Title:	Executive Vice President & Chief Financial Officer

Date: October 20, 2020

Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

CIT GROUP INC.,

FIRST CITIZENS BANCSHARES, INC.,

FIRST-CITIZENS BANK & TRUST COMPANY,

and

FC MERGER SUBSIDIARY IX, INC.

Dated October 15, 2020

TABLE OF CONTENTS

	ARTICLE I

	THE MERGER

1.1	The Merger	1
1.2	The Second Step Merger	2
1.3	Closing	3
1.4	Conversion of CIT Common Stock	3
1.5	BancShares Stock	4
1.6	CIT Preferred Stock	4
1.7	Treatment of CIT Equity Awards	5
1.8	Merger Sub Common Stock	6
1.9	Tax Consequences	6
1.10	Bank Merger	6

	ARTICLE II

	EXCHANGE OF SHARES

2.1	BancShares to Make Consideration Available	6
2.2	Exchange of Shares	6

	ARTICLE III

	REPRESENTATIONS AND WARRANTIES OF CIT

3.1	Corporate Organization	9
3.2	Capitalization	10
3.3	Authority; No Violation	11
3.4	Consents and Approvals	12
3.5	Reports	13
3.6	Financial Statements	14
3.7	Broker’s Fees	15
3.8	Absence of Certain Changes or Events	15
3.9	Legal and Regulatory Proceedings	15
3.10	Taxes	15
3.11	Employees	17
3.12	SEC Reports	19
3.13	Compliance with Applicable Law	19
3.14	Certain Contracts	21
3.15	Securitizations	22
3.16	Agreements with Regulatory Agencies	23
3.17	Environmental Matters	23
3.18	Investment Securities, Commodities and Derivatives	24
3.19	Real Property and Personal Property	24
3.20	Intellectual Property	25
3.21	Related Party Transactions	25
3.22	State Takeover Laws	25
3.23	Reorganization	26
3.24	Opinions of Financial Advisors	26
3.25	CIT Information	26
3.26	Loan Portfolio	26
3.27	Insurance	27
3.28	Investment Advisor Subsidiaries	27
3.29	Insurance Subsidiaries	28
3.30	Broker-Dealer Subsidiaries.	28

-i-

3.31	Railcars	29
3.32	Railcar Lease Agreements	29
3.33	Material Commercial Arrangements	30
3.34	No Other Representations or Warranties	30

	ARTICLE IV

	REPRESENTATIONS AND WARRANTIES OF THE BANCSHARES PARTIES

4.1	Corporate Organization	31
4.2	Capitalization	32
4.3	Authority; No Violation	33
4.4	Consents and Approvals	34
4.5	Reports	34
4.6	Financial Statements	35
4.7	Broker’s Fees	36
4.8	Absence of Certain Changes or Events	36
4.9	Legal and Regulatory Proceedings	36
4.10	Taxes	37
4.11	Employees	38
4.12	SEC Reports	40
4.13	Compliance with Applicable Law	40
4.14	Certain Contracts	42
4.15	Securitizations	43
4.16	Agreements with Regulatory Agencies	43
4.17	Environmental Matters	44
4.18	Investment Securities and Commodities	44
4.19	Real Property	45
4.20	Intellectual Property	45
4.21	Related Party Transactions	45
4.22	State Takeover Laws	45
4.23	Reorganization	45
4.24	Opinions of Financial Advisors	46
4.25	BancShares Information	46
4.26	Loan Portfolio	46
4.27	Insurance	47
4.28	Investment Advisor Subsidiaries	47
4.29	Insurance Subsidiaries	48
4.30	Broker-Dealer Subsidiaries.	48
4.31	No Other Representations or Warranties	49

	ARTICLE V

	COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1	Conduct of Businesses Prior to the Effective Time	49
5.2	Forbearances	49

	ARTICLE VI

	ADDITIONAL AGREEMENTS

6.1	Regulatory Matters	52
6.2	Access to Information; Confidentiality	54
6.3	Stockholders’ Approvals	55
6.4	Legal Conditions to Merger	56
6.5	Stock Exchange Listing	57

-ii-

6.6	Employee Matters	57
6.7	Indemnification; Directors’ and Officers’ Insurance	59
6.8	Additional Agreements	60
6.9	Advice of Changes	60
6.10	Stockholder Litigation	60
6.11	Corporate Governance	60
6.12	Acquisition Proposals	60
6.13	Public Announcements	62
6.14	Change of Method	62
6.15	Takeover Restrictions	62
6.16	Treatment of CIT Indebtedness	63
6.17	Exemption from Liability Under Section 16(b)	63
6.18	Railcar Tape	63
6.19	CIT Ex-United States Subsidiaries Structuring Transactions	63
6.20	Certain Additional Structuring Transactions	63

	ARTICLE VII

	CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligations	64
7.2	Conditions to Obligations of BancShares Parties	64
7.3	Conditions to Obligations of CIT	65

	ARTICLE VIII

	TERMINATION AND AMENDMENT

8.1	Termination	66
8.2	Effect of Termination	67

	ARTICLE IX

	GENERAL PROVISIONS

9.1	Amendment	68
9.2	Extension; Waiver	69
9.3	Nonsurvival of Representations, Warranties and Agreements	69
9.4	Expenses	69
9.5	Notices	69
9.6	Interpretation	70
9.7	Counterparts	70
9.8	Entire Agreement	70
9.9	Governing Law; Jurisdiction	71
9.10	Waiver of Jury Trial	71
9.11	Assignment; Third-Party Beneficiaries	71
9.12	Specific Performance	72
9.13	Severability	72
9.14	Confidential Supervisory Information	72
9.15	Delivery by Facsimile or Electronic Transmission	72

-iii-

INDEX OF DEFINED TERMS

Page
2012 Indenture	16
2018 Indenture	16
Acquisition Proposal	79
affiliate	91
Agreement	1
BancShares	1
BancShares 401(k) Plan	75
BancShares Advisory Entity	61
BancShares Agent	62
BancShares Benefit Plans	49
BancShares Board Recommendation	71
BancShares Broker-Dealer Subsidiary	62
BancShares Bylaws	40
BancShares Certificate of Incorporation	40
BancShares Class A Common Stock	4
BancShares Class B Common Stock	5
BancShares Common Stock	5
BancShares Contract	55
BancShares Disclosure Schedule	40
BancShares ERISA Affiliate	49
BancShares Insurance Subsidiary	62
BancShares Meeting	71
BancShares Owned Properties	58
BancShares Parties	1
BancShares Party	1
BancShares Qualified Plans	49
BancShares Real Property	58
BancShares Regulatory Agreement	56
BancShares Reports	51
BancShares Securities	42
BancShares Subsidiary	40
BancShares Subsidiary Securities	42
Bank Merger	8
Bank Merger Agreement	8
Bank Merger Certificates	8
BHC Act	12
Chosen Courts	92
CIT	1
CIT 401(k) Plan	75
CIT Advisory Entity	35
CIT Agent	36
CIT Benefit Plans	22
CIT Board Recommendation	71
CIT Broker-Dealer Subsidiary	37
CIT Bylaws	13
CIT Certificate of Incorporation	13
CIT Common Stock	4
CIT Contract	28
CIT Director RSU Award	6

-iv-

CIT Disclosure Schedule	11
CIT Equity Awards	14
CIT ERISA Affiliate	22
CIT Indemnified Parties	76
CIT Insiders	81
CIT Insurance Subsidiary	36
CIT Meeting	71
CIT Owned Properties	32
CIT Peformance Unit Award	7
CIT Preferred Stock	6
CIT Qualified Plans	22
CIT Real Property	32
CIT Regulatory Agreement	30
CIT Reports	24
CIT RSU Award	6
CIT Securities	14
CIT Series A Preferred Stock	5
CIT Series B Preferred Stock	6
CIT Subsidiary	13
CIT Subsidiary Bank	8
CIT Subsidiary Securities	14
Closing	4
Closing Date	4
Code	1
Confidentiality Agreement	70
Continuing Employees	74
DE Certificate of Merger	2
Derivative Transaction	31
DGCL	2
Edge Act Subsidiary	82
Effective Time	2
Enforceability Exceptions	15
Environmental Laws	30
ERISA	22
ESPP	7
Exchange Act	18
Exchange Agent	8
Exchange Fund	8
Exchange Ratio	4
FCB	1
FCB Articles of Incorporation	40
FCB Bylaws	40
FCB Common Stock	41
FDIC	13
Federal Reserve Board	16
Final Offering	7
FINRA	16
GAAP	12
Governmental Entity	17
Intellectual Property	32
Interim Surviving Entity	2
Intervening Event	72

-v-

Investment Advisers Act	35
IRS	22
Joint Proxy Statement	16
knowledge	91
Liens	15
Loans	34
made available	91
Material Adverse Effect	12
Material Railcar Lease Agreement	38
Material Railcar Lessee	38
Materially Burdensome Regulatory Condition	69
Merger	2
Merger Consideration	4
Merger Sub	1
Merger Sub Bylaws	40
Merger Sub Certificate of Incorporation	40
Merger Sub Common Stock	7
Multiemployer Plan	22
Multiple Employer Plan	23
NCBCA	3
NCCOB	16
New BancShares Preferred Stock	6
New BancShares Series B Preferred Stock	5
New BancShares Series C Preferred Stock	6
New Certificates	8
Non-Recourse Subsidiary	29
OFAC	25
Old Certificate	4
Pandemic	13
Pandemic Measures	13
PBGC	23
Permitted Encumbrances	32
person	91
Personal Data	25
Pool	35
Premium Cap	77
Railcar	37
Railcar Information	37
Railcar Tape	37
Recommendation Change	71
Regulatory Agencies	17
Representatives	78
Requisite BancShares Vote	43
Requisite CIT Vote	15
Requisite Regulatory Approvals	69
S-4	16
Sarbanes-Oxley Act	19
SEC	16
Second Step DE Certificate of Merger	3
Second Step Effective Time	3
Second Step Merger	3
Second Step NC Articles of Merger	3

-vi-

Securities Act	24
Securitization Contract	29
Securitization Repurchase Obligation	29
Security Breach	26
Senior and Subordinated Notes	17
SRO	17
Standard Securitization Undertakings	30
Subsidiary	13
Superior Proposal	80
Surviving Bank	8
Surviving Bank Benefit Plans	74
Surviving Entity	3
Takeover Statutes	33
Tax	21
Tax Return	21
Taxes	21
Termination Date	86
Termination Fee	87
Voting Agreement	1

-vii-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated October 15, 2020 (this “Agreement”), by and among CIT Group Inc., a Delaware corporation (“CIT”); First Citizens BancShares, Inc., a Delaware corporation (“BancShares”); First-Citizens Bank & Trust Company, a North Carolina chartered commercial bank and direct, wholly owned subsidiary of BancShares (“FCB”); and FC Merger Subsidiary IX, Inc., a Delaware corporation and a direct, wholly owned subsidiary of FCB (“Merger Sub” and, collectively with, BancShares and FCB, the “BancShares Parties” or individually, a “BancShares Party”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of each of CIT, BancShares, FCB, and Merger Sub have determined that it is in the best interests of their respective companies and their stockholders to consummate the strategic business combination transaction provided for herein;

WHEREAS, in furtherance thereof, the respective Boards of Directors of CIT, BancShares, FCB, and Merger Sub have approved the strategic business combination transaction provided for herein;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to CIT’s willingness to enter into this Agreement, CIT and certain stockholders of BancShares are entering into a voting agreement (the “Voting Agreement”), pursuant to which, among other things, such stockholders have agreed to vote to approve this Agreement, upon the terms and subject to the conditions set forth therein;

WHEREAS, for federal income tax purposes, it is intended that the Merger and the Second Step Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the strategic business combination transaction provided for herein and also to prescribe certain conditions to such combination transaction.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1    The Merger.

(a)    General. Subject to and upon the terms and conditions set forth in this Agreement, at the Effective Time (as defined below), Merger Sub shall be merged with and into CIT (the “Merger”) in accordance with, and with the effects provided in, this Agreement and applicable provisions of the Delaware General Corporation Law (the “DGCL”). At the Effective Time, which shall be at 11:59 PM on the Closing Date, the separate corporate existence of Merger Sub shall cease and CIT shall continue, as the surviving corporation of the Merger, as a corporation incorporated under the laws of the State of Delaware (CIT in such capacity as the surviving corporation of the Merger is sometimes referred to herein as the “Interim Surviving Entity”).

(b)    Effective Time. Prior to or at the Closing, and in order to effect the Merger, Merger Sub and CIT shall duly execute and deliver a certificate of merger for filing with the Delaware Secretary of State (the “DE

Certificate of Merger”), in such form and of such substance as is consistent with applicable provisions of the DGCL, and otherwise mutually agreed upon by Merger Sub and CIT. The Merger shall become effective on 11:59 PM on such date as set forth in the DE Certificate of Merger (the date and time the Merger becomes effective being referred to in this Agreement as the “Effective Time”).

(c)    Effects of the Merger. The Merger shall have the effects set forth in this Agreement and applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property, rights, interests, privileges, powers, and franchises of Merger Sub shall vest in the Interim Surviving Entity, and all debts, liabilities, obligations, restrictions, disabilities, and duties of Merger Sub shall become and be debts, liabilities, obligations, restrictions, disabilities, and duties of the Interim Surviving Entity.

(d)    Articles of Incorporation, Bylaws, and Name of Interim Surviving Entity. The certificate of incorporation and bylaws of CIT, in each case as amended and/or restated and in effect immediately prior to the Effective Time, shall at and after the Effective Time be the articles of incorporation and bylaws of the Interim Surviving Entity until such time as the same shall be amended in accordance with applicable Law. The legal name of the Interim Surviving Entity shall be “CIT Group Inc.”

(e)    Directors and Officers of Interim Surviving Entity. The directors and officers of Merger Sub as of immediately prior to the Effective Time shall, at and after the Effective Time, be the directors and officers, respectively, of the Interim Surviving Entity, such individuals to serve in such capacities until such time as their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation, or removal from office.

1.2    The Second Step Merger.

(a)    General. As soon as reasonably practicable following the Effective Time, BancShares shall cause the Interim Surviving Entity to be, and the Interim Surviving Entity shall be, merged with and into FCB in accordance with, and with the effects provided in, this Agreement and applicable provisions of the North Carolina Business Corporation Act, N.C. Gen. Stat. Ann. § 55-1-01 et seq. (the “NCBCA”) and the DGCL (the “Second Step Merger”). At the Second Step Effective Time (as defined below), the separate corporate existence of the Interim Surviving Entity shall cease and FCB shall continue, as the surviving corporation of the Second Step Merger, as a corporation chartered under the laws of the State of North Carolina (FCB in such capacity as the surviving corporation of the Second Step Merger is sometimes referred to herein as the “Surviving Entity”).

(b)    Second Step Effective Time. In order to effect the Second Step Merger, FCB and the Interim Surviving Entity shall duly execute and deliver articles of merger for filing with the North Carolina Secretary of State (the “Second Step NC Articles of Merger”) and a certificate of merger for filing with the Delaware Secretary of State (the “Second Step DE Certificate of Merger”), such Second Step NC Articles of Merger and Second Step DE Certificate of Merger to be in such form and of such substance as is consistent with applicable provisions of the NCBCA and the DGCL, respectively, and otherwise mutually agreed upon by FCB and the Interim Surviving Entity. The Second Step Merger shall become effective on the date following the Effective Time at 12:01 AM as set forth in the Second Step NC Articles of Merger and the Second Step DE Certificate of Merger (the date and time the Second Step Merger becomes effective being referred to in this Agreement as the “Second Step Effective Time”).

(c)    Effects of the Second Step Merger. The Second Step Merger shall have the effects set forth in this Agreement and applicable provisions of the NCBCA and the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Second Step Effective Time, all property, rights, interests, privileges, powers, and franchises of the Interim Surviving Entity shall vest in the Surviving Entity, and all debts, liabilities, obligations, restrictions, disabilities, and duties of the Interim Surviving Entity shall become and be debts, liabilities, obligations, restrictions, disabilities, and duties of the Surviving Entity.

(d)    Cancellation of Interim Surviving Entity Stock. Each share of common stock, no par value, of the Interim Surviving Entity, as well as each share of any other class or series of capital stock of the Interim Surviving Entity, in each case that is issued and outstanding immediately prior to the Second Step Effective Time, shall, at the Second Step Effective Time, solely by virtue and as a result of the Second Step Merger and without any action on the part of any holder thereof, automatically be cancelled and retired for no consideration and shall cease to exist.

(e)    FCB Stock. The shares of FCB stock issued and outstanding immediately prior to the Second Step Effective Time shall not be affected by the Second Step Merger, and, accordingly, each share of FCB stock issued and outstanding immediately prior to the Second Step Effective Time shall, at and after the Second Step Effective Time, remain issued and outstanding.

(f)    Charter, Bylaws, and Name of Surviving Entity. The charter and bylaws of FCB, in each case as amended and/or restated and in effect immediately prior to the Second Step Effective Time, shall at and after the Second Step Effective Time be the charter and bylaws of the Surviving Entity until such time as the same shall be amended in accordance with applicable Law. The name of the Surviving Entity shall be “First-Citizens Bank & Trust Company.”

(g)    Directors and Officers of Surviving Entity. Except as otherwise set forth in Section 6.11, the directors and officers of FCB as of immediately prior to the Second Step Effective Time shall, at and after the Second Step Effective Time, continue as the directors and officers, respectively, of the Surviving Entity, such individuals to serve in such capacities until such time as their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation, or removal from office.

1.3    Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement, including the Merger and the Second Step Merger (the “Closing”) will take place by electronic exchange of documents at 8:00 a.m., New York City time, on a date which shall be no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of all the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by CIT and BancShares. The date on which the Closing occurs is referred to as the “Closing Date.”

1.4    Conversion of CIT Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of BancShares, CIT or the holder of any securities of BancShares or CIT:

(a)    Subject to Section 2.2(e), each share of the common stock, par value $0.01 per share, of CIT issued and outstanding immediately prior to the Effective Time (the “CIT Common Stock”), except for shares of CIT Common Stock owned by CIT or BancShares (in each case other than shares of CIT Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by CIT or BancShares in respect of debts previously contracted), shall be converted into the right to receive 0.06200 shares (the “Exchange Ratio” and such shares the “Merger Consideration”) of the Class A common stock, par value $1.00 per share, of BancShares (the “BancShares Class A Common Stock”).

(b)    All the shares of CIT Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of CIT Common Stock) previously representing any such shares of CIT Common Stock shall thereafter represent only the right to receive (i) a New Certificate representing the number of whole shares of BancShares Class A Common Stock which such shares of CIT Common Stock have been converted into the right to receive, (ii) cash in lieu of fractional shares which the shares of CIT Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.4 and

Section 2.2(e), without any interest thereon and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2, in each case, without any interest thereon. If, prior to the Effective Time, the outstanding shares of BancShares Class A Common Stock, the Class B common stock, par value $1.00 per share, of BancShares (the “BancShares Class B Common Stock,” and together with the BancShares Class A Common Stock, the “BancShares Common Stock,”) or CIT Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give BancShares and the holders of CIT Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided that nothing contained in this sentence shall be construed to permit CIT or BancShares to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.

(c)    Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of CIT Common Stock that are owned by CIT or BancShares (in each case other than shares of CIT Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by CIT or BancShares in respect of debts previously contracted) shall be cancelled and shall cease to exist and no BancShares Class A Common Stock or other consideration shall be delivered in exchange therefor.

1.5    BancShares Stock. At and after the Effective Time, each share of BancShares Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of BancShares and shall not be affected by the Merger.

1.6    CIT Preferred Stock. At the Effective Time, by virtue of the Merger and without any action on the part of BancShares, CIT or the holder of any securities of BancShares or CIT:

(a)    Each share of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share, of CIT (“CIT Series A Preferred Stock”) issued and outstanding immediately prior to the Effective Time shall automatically be converted into the right to receive a share of a newly created series of preferred stock of BancShares having such rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, that are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, of the CIT Series A Preferred Stock (taking into account that CIT will not survive the consummation of the transactions contemplated by this Agreement and any adjustment to the right of optional redemption by BancShares that is reasonably necessary to obtain Tier 1 Capital treatment from the Federal Reserve Board for such preferred stock) (all shares of such newly created series, collectively, the “New BancShares Series B Preferred Stock”) and, upon such conversion, the CIT Series A Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time.

(b)    Each share of 5.625% Non-Cumulative Perpetual Preferred Stock, Series B, par value $0.01 per share, of CIT (“CIT Series B Preferred Stock,” and together with the CIT Series A Preferred Stock, the “CIT Preferred Stock”) issued and outstanding immediately prior to the Effective Time shall automatically be converted into the right to receive a share of a newly created series of preferred stock of BancShares having such rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, that are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, of the CIT Series B Preferred Stock (taking into account that CIT will not survive the consummation of the transactions contemplated by this Agreement and any adjustment to the right of optional redemption by BancShares that is reasonably necessary to obtain Tier 1 Capital treatment from the Federal Reserve Board for such preferred stock) (all shares of such newly created series, collectively, the “New BancShares Series C Preferred Stock,” and together with the New BancShares Series B Preferred Stock, the “New BancShares Preferred Stock”) and, upon such conversion, the CIT Series B Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time.

1.7    Treatment of CIT Equity Awards.

(a)    CIT RSU Awards. Except as otherwise agreed between BancShares and CIT, each restricted stock unit award in respect of shares of CIT Common Stock, including any deferred restricted stock unit award (each, a “CIT RSU Award”) that is outstanding immediately prior to the Effective Time, other than a CIT Director RSU Award (as defined below) shall, at the Effective Time, automatically and without any required action on the part of the holder thereof, be converted into a number of restricted stock units in respect of shares of BancShares Class A Common Stock equal to the product (with the result rounded up to the nearest whole share) of (i) the number of shares of CIT Common Stock subject to each such CIT RSU Award as of immediately prior to the Effective Time determined based on target level performance (to the extent applicable) multiplied by (ii) the Exchange Ratio. Each converted award shall in all other respects be subject to the same terms and conditions (including vesting terms, payment timing and rights to receive dividend equivalents) applicable to the existing CIT RSU Award under the applicable equity plan and award agreement as in effect immediately prior to the Effective Time.

(b)    CIT Director RSU Awards. Except as otherwise agreed between BancShares and CIT, each restricted stock unit award in respect of shares of CIT Common Stock that (i) is outstanding and unvested as of immediately prior to the Effective Time, (ii) is held by a member of the CIT Board of Directors, (iii) will automatically vest upon the Effective Time in accordance with its terms and (iv) is not subject to a deferral election (each, a “CIT Director RSU Award”), shall, at the Effective Time, automatically and without any required action on the part of the holder thereof, be converted into the right to receive the Merger Consideration in respect of the number of shares of CIT Common Stock subject to such CIT Director RSU Award, less applicable Tax withholding, which shall be delivered as soon as reasonably practicable following the Closing Date and in no event later than five (5) days following the Closing Date.

(c)    CIT Performance Unit Awards. Except as otherwise agreed between BancShares and CIT, each performance unit award in respect of shares of CIT Common Stock (a “CIT Performance Unit Award”) that is outstanding immediately prior to the Effective Time shall, at the Effective Time, automatically and without any required action on the part of the holder thereof, be converted into a number of restricted stock units in respect of shares of BancShares Class A Common Stock equal to the product (with the result rounded up to the nearest whole share) of (i) the number of shares of CIT Common Stock subject to each such CIT Performance Unit Award as of immediately prior to the Effective Time determined based on target level performance multiplied by (ii) the Exchange Ratio. Each converted award shall in all other respects be subject to the same terms and conditions (including rights to receive dividend equivalents) applicable to the existing CIT Performance Unit Award under the applicable equity plan and award agreement as in effect immediately prior to the Effective Time, provided that vesting shall be subject only to continued service of the holder through each applicable final performance date and shall not be subject to any performance goals or metrics following the Effective Time.

(d)    The CIT Board of Directors (or appropriate committee with delegated authority therefrom) shall take such action (including, if appropriate, amending the terms of the CIT Group Inc. Employee Stock Purchase Plan (the “ESPP”)) as is necessary to ensure that (i) the offering period in effect immediately prior to the Closing (the “Final Offering”) shall end at least five business days prior to the Closing Date, (ii) each individual participating in the Final Offering shall receive notice of the transactions contemplated by this Agreement no later than fifteen days prior to the Closing Date, (iii) each ESPP participant’s accumulated contributions under the ESPP shall be refunded to such participant as soon as practicable following the Effective Time and shall not be used to purchase shares of CIT Common Stock, and (iv) the ESPP shall terminate in its entirety at the Effective Time and no further rights shall be granted or exercised under the ESPP thereafter.

(e)    Prior to the Effective Time, CIT, the Board of Directors of CIT and the compensation committee of the Board of Directors of CIT, as applicable (or appropriate committee with delegated authority therefrom), shall adopt any resolutions and take any actions that are necessary or appropriate to effectuate the provisions of this Section 1.7.

1.8    Merger Sub Common Stock. Each share of common stock, par value $$0.0001 per share, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall at the Effective Time be converted into and become one share of common stock, no par value, of the Interim Surviving Entity.

1.9    Tax Consequences. It is intended that the Merger and the Second Step Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.

1.10    Bank Merger. Immediately following the Second Step Merger, CIT Bank, National Association, a wholly owned Subsidiary of CIT (“CIT Subsidiary Bank”), will merge with and into FCB (the “Bank Merger”). FCB shall be the surviving entity in the Bank Merger (FCB in such capacity as the surviving corporation of the Bank Merger is sometimes referred to herein as the “Surviving Bank”) and, following the Bank Merger, the separate corporate existence of CIT Subsidiary Bank shall cease. Promptly after the date of this Agreement, FCB and CIT Subsidiary Bank will enter into an agreement and plan of merger in form and substance agreed by BancShares and CIT, which shall be customary for mergers similar to the Bank Merger (the “Bank Merger Agreement”). Each of BancShares and CIT shall approve the Bank Merger Agreement and the Bank Merger as the sole stockholder of FCB and CIT Subsidiary Bank, respectively, and BancShares and CIT shall, and shall cause FCB and CIT Subsidiary Bank, respectively, to, execute certificates or articles of merger and such other documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) immediately following the Second Step Effective Time. The Bank Merger shall become effective at such time and date as specified in the Bank Merger Agreement in accordance with applicable law, or at such other time as shall be provided by applicable law.

ARTICLE II

EXCHANGE OF SHARES

2.1    BancShares to Make Consideration Available. At or prior to the Effective Time, BancShares shall deposit, or shall cause to be deposited, with a bank or trust company mutually agreed upon by BancShares and CIT, which BancShares and CIT agree in advance may be BancShares’ customary stock transfer agent (the “Exchange Agent”), for exchange in accordance with this Article II for the benefit of the holders of Old Certificates (which for purposes of this Article II shall be deemed to include certificates or book-entry account statements representing shares of CIT Preferred Stock), certificates or, at BancShares’ option, evidence in book-entry form, representing shares of BancShares Class A Common Stock and/or New BancShares Preferred Stock to be issued pursuant to Section 1.4 and Section 1.6, respectively (collectively, referred to herein as “New Certificates”), and cash in lieu of any fractional shares to be paid pursuant to Section 2.2(e) (such cash and New Certificates, together with any dividends or distributions with respect to shares of BancShares Class A Common Stock or New BancShares Preferred Stock payable in accordance with Section 2.2(b), being hereinafter referred to as the “Exchange Fund”).

2.2    Exchange of Shares.

(a)    As promptly as practicable after the Effective Time, but in no event later than ten (10) days thereafter, BancShares and CIT shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of CIT Common Stock or CIT Preferred Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive BancShares Class A Common Stock or New BancShares Preferred Stock, as applicable, pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for New Certificates representing the number of whole shares of

BancShares Class A Common Stock and any cash in lieu of fractional shares or shares of New BancShares Preferred Stock, as applicable, which the shares of CIT Common Stock or CIT Preferred Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). CIT shall deliver, or cause to be delivered, to the Exchange Agent such information regarding the record holders of CIT Common Stock and CIT Preferred Stock which is reasonably necessary for the Exchange Agent to perform its obligations as specified herein. Upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) (A) a New Certificate representing that number of whole shares of BancShares Class A Common Stock to which such holder of CIT Common Stock shall have become entitled pursuant to the provisions of Article I and (B) a check representing the amount of (x) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II and (y) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b) or (ii) (A) a New Certificate representing that number of shares of New BancShares Preferred Stock to which such holder of CIT Preferred Stock shall have become entitled pursuant to the provisions of Article I, and (B) a check representing the amount of any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or dividends or distributions payable to holders of Old Certificates. Until surrendered as contemplated by this Section 2.2, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of BancShares Class A Common Stock or shares of New BancShares Preferred Stock which the shares of CIT Common Stock or CIT Preferred Stock, as applicable, represented by such Old Certificate have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.

(b)    No dividends or other distributions declared with respect to BancShares Class A Common Stock or New BancShares Preferred Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of BancShares Class A Common Stock or shares of New BancShares Preferred Stock that the shares of CIT Common Stock or CIT Preferred Stock, as applicable, represented by such Old Certificate have been converted into the right to receive.

(c)    If any New Certificate representing shares of BancShares Class A Common Stock or New BancShares Preferred Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of BancShares Class A Common Stock or New BancShares Preferred Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)    After the Effective Time, there shall be no transfers on the stock transfer books of CIT of the shares of CIT Common Stock or CIT Preferred Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for New Certificates representing shares of BancShares Class A Common Stock or New BancShares Preferred Stock, as applicable, as provided in this Article II.

(e)    Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of BancShares Class A Common Stock shall be issued upon the surrender for exchange of Old Certificates (or in satisfaction of the obligations set forth in Section 1.7 in respect of CIT Equity Awards), no dividend or distribution with respect to BancShares Class A Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of BancShares. In lieu of the issuance of any such fractional share, BancShares shall pay to each former holder of CIT Common Stock or any CIT Equity Awards who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of BancShares Class A Common Stock on Nasdaq as reported by The Wall Street Journal for the consecutive period of twenty (20) full trading days ending on and including the business day that is two (2) business days immediately prior to the Closing Date by (ii) the fraction of a share (after taking into account all shares of CIT Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of BancShares Class A Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.4 or Section 1.7. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

(f)    Any portion of the Exchange Fund that remains unclaimed by the stockholders of CIT for twelve (12) months after the Effective Time shall be paid to BancShares. Any former holders of CIT Common Stock or CIT Preferred Stock who have not theretofore complied with this Article II shall thereafter look only to BancShares for payment of the shares of BancShares Class A Common Stock, cash in lieu of any fractional shares and any unpaid dividends and distributions on the BancShares Class A Common Stock deliverable in respect of each former share of CIT Common Stock such holder holds as determined pursuant to this Agreement, or the shares of New BancShares Preferred Stock and any unpaid dividends and distributions on the New BancShares Preferred Stock deliverable in respect of each former share of CIT Preferred Stock such holder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of BancShares, CIT, the Exchange Agent or any other person shall be liable to any former holder of shares of CIT Common Stock or CIT Preferred Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws. BancShares and the Exchange Agent shall be entitled to rely upon the stock transfer books and records of CIT to establish the identity of those entitled to receive shares of BancShares Class A Common Stock or BancShares Preferred Stock or any other amounts issuable or payable in accordance with this Agreement, which books and records shall be conclusive with respect thereto. In the event of a dispute regarding the ownership of CIT Common Stock or CIT Preferred Stock, BancShares and the Exchange Agent shall be entitled to deposit any shares of BancShares Class A Common Stock or BancShares Preferred Stock or any other amounts issuable or payable in accordance with this Agreement in escrow with an independent third party and shall thereafter be relieved with respect to any claims or liability with respect thereto.

(g)    BancShares shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any cash in lieu of fractional shares of BancShares Class A Common Stock, cash dividends or distributions payable pursuant to this Section 2.2 or any other amounts otherwise payable pursuant to this Agreement to any holder of CIT Common Stock, CIT Preferred Stock or CIT Equity Awards, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by BancShares or the Exchange Agent, as the case may be, and paid over to the appropriate governmental authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of CIT Common Stock, CIT Preferred Stock or CIT Equity Awards in respect of which the deduction and withholding was made by BancShares or the Exchange Agent, as the case may be.

(h)    In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by

BancShares or the Exchange Agent, the posting by such person of a bond in such amount as BancShares or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the shares of BancShares Class A Common Stock and any cash in lieu of fractional shares, or the shares of New BancShares Preferred Stock, as applicable, deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF CIT

Except (a) as disclosed in the disclosure schedule delivered by CIT to the BancShares Parties concurrently herewith (the “CIT Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the CIT Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by CIT that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect and (iii) any disclosures made with respect to a section of Article III shall be deemed to qualify (1) any other section of Article III specifically referenced or cross-referenced and (2) other sections of Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any CIT Reports filed by CIT since December 31, 2016, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), CIT hereby represents and warrants to the BancShares Parties as follows:

3.1    Corporate Organization.

(a)    CIT is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). CIT has the corporate power and authority to own, lease or operate all its properties and assets and to carry on its business as it is now being conducted. CIT engages in activities and holds properties only of the types permitted to bank holding companies by the BHC Act and the rules and regulations promulgated thereunder. CIT is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CIT. As used in this Agreement, the term “Material Adverse Effect” means, with respect to the BancShares Parties, CIT or the Surviving Bank, as the case may be, any effect, change, event, circumstance, condition, occurrence or development (including such effect, change, event circumstance, condition, occurrence or development with respect to any matter whether or not pending as of the date of this Agreement that causes such matter (even if not a Material Adverse Effect previously) to constitute a Material Adverse Effect thereafter) that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations (including the Pandemic Measures) of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries (including any such changes arising out of the Pandemic), (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event (including the Pandemic), (E) public disclosure of the transactions contemplated hereby or actions expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, or (F) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not, in either case, including any underlying causes thereof; except, with respect to subclause (A), (B), (C) or (D), to the extent that the effects of such change are materially disproportionately adverse to the business, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to similar companies in the banking industry) or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, the term “Pandemic” means any outbreaks, epidemics or pandemics relating to SARS-CoV-2 or COVID-19, or any evolutions or mutations of thereof, or any other viruses (including influenza), and the governmental and other responses thereto; the term “Pandemic Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or other directives, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to the Pandemic; and the term “Subsidiary” when used with respect to any person, means any subsidiary of such person within the meaning ascribed to such term in either Rule 1-02 of Regulation S-X promulgated by the SEC or the BHC Act. True and complete copies of the certificate of incorporation of CIT, as amended (the “CIT Certificate of Incorporation”) and the amended and restated bylaws of CIT, as amended (the “CIT Bylaws”), in each case as in effect as of the date of this Agreement, have previously been made available by CIT to the BancShares Parties.

(b)    Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CIT, each Subsidiary of CIT (a “CIT Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of CIT or any Subsidiary of CIT to pay dividends or distributions except, in the case of CIT or a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. The deposit accounts of each Subsidiary of CIT that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 3.1(b) of the CIT Disclosure Schedule sets forth a true and complete list of all Subsidiaries of CIT that would constitute “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC as of the date hereof, as well as each such Subsidiary’s jurisdiction of incorporation, organization, or formation and CIT’s and/or a CIT Subsidiary’s percentage ownership of each such Subsidiary. There is no person whose results of operations, cash flows, changes in stockholders’ equity or financial position are consolidated in the financial statements of CIT other than the CIT Subsidiaries. Neither CIT nor any CIT Subsidiary is in violation, in any material respect, of its respective certificate of incorporation, bylaws, or other organizational or governing documents.

3.2    Capitalization.

(a)    The authorized capital stock of CIT consists of 600,000,000 shares of CIT Common Stock and 100,000,000 shares of CIT Preferred Stock, par value $0.01 per share. As of October 13, 2020, there are (i) 98,526,477 shares of CIT Common Stock issued and outstanding; (ii) 64,658,739 shares of CIT Common

Stock held in treasury; (iii) 1,661,874 shares of CIT Common Stock reserved for issuance upon the settlement of outstanding CIT RSU Awards; (iv) 475,664 shares of CIT Common Stock reserved for issuance upon the settlement of outstanding CIT Performance Unit Awards (assuming performance goals are satisfied at the target level); (v) 2,780,521 shares of CIT Common Stock reserved for issuance pursuant to future grants under the CIT equity plans, (vi) 1,446,225 shares of CIT Common Stock reserved for issuance under the ESPP; (vii) 325,000 shares of CIT Series A Preferred Stock issued and outstanding and (viii) 8,000,000 shares of CIT Series B Preferred Stock issued and outstanding. As of the date of this Agreement, except as set forth in the immediately preceding sentence, and for changes since October 13, 2020 resulting from the exercise, vesting or settlement of any CIT Equity Awards described in the immediately preceding sentence, there are no shares of capital stock or other voting securities or equity interests of CIT issued, reserved for issuance or outstanding. All the issued and outstanding shares of CIT Common Stock and CIT Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. CIT is current on all dividends payable on the outstanding shares of CIT Preferred Stock, and has complied in all material respects with terms and conditions thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of CIT may vote. Other than CIT RSU Awards, CIT Performance Unit Awards and accumulated contributions to purchase shares of CIT Common Stock under the ESPP (collectively, “CIT Equity Awards”) issued or accumulated prior to the date of this Agreement as described in this Section 3.2(a), as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, or rights of first refusal or similar rights, puts, calls, commitments or agreements of any character to which CIT or any its Subsidiaries is a party relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in CIT or any its Subsidiaries, or contracts, commitments, understandings or arrangements by which CIT or any its Subsidiaries may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in CIT or any its Subsidiaries, or that otherwise obligate CIT or any its Subsidiaries to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing (collectively, “CIT Securities”, and any of the foregoing in respect of Subsidiaries of CIT, collectively, “CIT Subsidiary Securities”). Other than CIT Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined, in whole or in part, based on the price of any capital stock of CIT or any of its Subsidiaries) are outstanding. There are no voting trusts, stockholder agreements, proxies or other agreements in effect to which CIT or any of its Subsidiaries is a party with respect to the voting or transfer of CIT Common Stock, capital stock or other voting or equity securities or ownership interests of CIT or granting any stockholder or other person any registration rights.

(b)    Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CIT, CIT owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of the CIT Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Subsidiaries that are depository institutions, as provided under 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof.

3.3    Authority; No Violation.

(a)    CIT has full corporate power and authority to execute and deliver this Agreement, and the CIT Subsidiary Bank has full corporate power and authority to execute and deliver the Bank Merger Agreement, and in each case to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement by CIT, the performance by CIT of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of CIT. The Board of Directors of CIT has determined that the consummation of the transactions contemplated hereby, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of CIT and its stockholders, has adopted and approved this Agreement and the transactions contemplated hereby (including the Merger and the Second Step Merger), and has directed that this Agreement be submitted to CIT’s stockholders for approval at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of a majority of the outstanding shares of CIT Common Stock entitled to vote on this Agreement (the “Requisite CIT Vote”) and the approval of this Agreement and the Bank Merger Agreement by the Board of Directors of CIT Subsidiary Bank and CIT as CIT Subsidiary Bank’s sole stockholder, no other corporate proceedings on the part of CIT are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by CIT and (assuming due authorization, execution and delivery by the BancShares Parties) constitutes a valid and binding obligation of CIT, enforceable against CIT in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws of general applicability affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)). The Bank Merger Agreement will be duly and validly executed and delivered by CIT Subsidiary Bank and (assuming due authorization, execution and delivery by FCB) will constitute a valid and binding obligation of CIT Subsidiary Bank, enforceable against CIT Subsidiary Bank in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).

(b)    Neither the execution, delivery or performance of this Agreement by CIT, nor the execution, delivery, or performance of the Bank Merger Agreement by CIT Subsidiary Bank, nor the consummation by CIT or CIT Subsidiary Bank of the transactions contemplated hereby or thereby (including the Merger, the Second Step Merger, and the Bank Merger), nor compliance by CIT or CIT Subsidiary Bank with any of the terms or provisions hereof or thereof, will (i) violate any provision of the CIT Certificate of Incorporation, the CIT Bylaws or the certificate of incorporation and bylaws of CIT Subsidiary Bank or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to CIT or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of CIT or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which CIT or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches or defaults that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CIT.

3.4    Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and approval of such applications, filings and notices, (b) the filing of any required applications, filings and notices, as applicable, with the FDIC and the North Carolina Office of the Commissioner of Banks (“NCCOB”) in connection with the Bank Merger and approval of such applications, filings and notices, (c) the filing of any required applications, filings or notices with the Financial Industry Regulatory Authority (“FINRA”) and approval of such applications, filings and notices, (d) the filing of any required applications, filings or notices with any state regulatory authorities listed on Section 3.4 of the CIT Disclosure Schedule or Section 4.4 of the BancShares Disclosure Schedule and approval of such applications, filings and notices, (e) the filing of any required applications, filings and notices, as applicable, with Nasdaq, (f) the filing by CIT with the Securities and Exchange Commission (the “SEC”) of a joint proxy statement in definitive form (including any amendments or supplements thereto, the “Joint Proxy Statement”), and the registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by BancShares in connection with the transactions contemplated by this Agreement (the “S-4”) and the declaration of effectiveness of the S-4, (g) the filing of the DE Certificate of Merger with the Delaware Secretary pursuant to the DGCL, the filing of the Second Step NC Articles of Merger with the North Carolina Secretary of State pursuant to the NCBCA, the filing of the Second Step DE Certificate of Merger with the Delaware Secretary pursuant to the

DGCL, the filing of the Bank Merger Certificates with the applicable Governmental Entities as required by applicable law, and the filing of the Certificate of Designations for the New BancShares Preferred Stock with the Delaware Secretary, (h) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of BancShares Class A Common Stock and New BancShares Preferred Stock pursuant to this Agreement and the approval of the listing of such BancShares Class A Common Stock and New BancShares Series C Preferred Stock on Nasdaq, (i) such filings as may be required in connection with BancShares assuming the Senior and Subordinated Notes and CIT’s covenants, agreements, and obligations under and relating to the Indenture, dated as of March 15, 2012, among CIT, as issuer, Wilmington Trust, National Association, as trustee, and Deutsche Bank Trust Company Americas, as paying agent, security registrar and authenticating agent (the “2012 Indenture”) and the Indenture, dated as of March 9, 2018, among CIT, as issuer, Wilmington Trust, National Association, as trustee, and Deutsche Bank Trust Company Americas, as paying agent, security registrar and authenticating (the “2018 Indenture”), if any, in each case subject to the terms and conditions of the 2012 Indenture and 2018 Indenture, as applicable and (j) such notifications, consents and approvals as are required to be made or obtained of private funds and other advisory clients of CIT’s registered investment advisors, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental or regulatory authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (i) the execution, delivery and performance by CIT of this Agreement or the execution, delivery, or performance by CIT Subsidiary Bank of the Bank Merger Agreement, or (ii) the consummation by CIT and CIT Subsidiary Bank of the Merger and the Second Step Merger and the other transactions contemplated hereby (including the Bank Merger). CIT is not aware of any reason why the necessary regulatory approvals and consents will not be received by CIT to permit consummation of the Merger, the Second Step Merger, and Bank Merger on a timely basis. As used in this Agreement, the term “Senior and Subordinated Notes” means those certain (i) 5.000% Senior Unsecured Notes due 2022, issued pursuant to the 2012 Indenture, (ii) 5.000% Senior Unsecured Notes due 2023, issued pursuant to the 2012 Indenture, (iii) 4.125% Senior Unsecured Notes due 2021, issued pursuant to the 2012 Indenture, (iv) 5.250% Senior Unsecured Notes due 2025, issued pursuant to the 2012 Indenture, (v) 6.125% Subordinated Notes due 2028, issued pursuant to the 2018 Indenture, (vi) 4.750% Senior Unsecured Notes due 2024, issued pursuant to the 2012 Indenture, (vii) 4.125% Fixed-to Fixed Rate Subordinated Notes due 2029, issued pursuant to the 2018 Indenture and (viii) 3.929% Senior Unsecured Fixed-to-Floating Rate Notes due 2024, issued pursuant to the 2012 Indenture.

3.5    Reports. CIT and each of its Subsidiaries have timely filed (or furnished) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2018 with (i) any state regulatory authority, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) the OCC, (vi) any foreign regulatory authority and (vii) any self-regulatory organization (an “SRO”) (clauses (i) – (vii), collectively “Regulatory Agencies”), including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and except where the failure to timely file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CIT. As of their respective dates, such reports, forms, correspondence, registrations and statements, and other filings, documents, and instruments were complete and accurate and complied with all applicable laws, in each case, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT. CIT and each of its Subsidiaries have paid all material fees and assessments due and payable in connection with such reports, forms, correspondence, registrations and statements, and other filings, documents, and instruments. Subject to Section 9.14, except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of CIT and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of CIT, investigation into the business or operations of CIT or any of its Subsidiaries since January 1, 2018, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT. Subject to Section 9.14, there (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of CIT or any of its Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of CIT or any of its Subsidiaries since January 1, 2018, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT.

3.6    Financial Statements.

(a)    The financial statements of CIT and its Subsidiaries included (or incorporated by reference) in the CIT Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of CIT and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of CIT and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of CIT and its Subsidiaries have since December 31, 2017, been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT. Since December 31, 2017, no independent public accounting firm of CIT has resigned (or informed CIT that it intends to resign) or been dismissed as independent public accountants of CIT as a result of or in connection with any disagreements with CIT on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT, neither CIT nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of CIT included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2020 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2020, or in connection with this Agreement and the transactions contemplated hereby.

(c)    The records, systems, controls, data and information of CIT and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership of CIT or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership that would not reasonably be expected to have a Material Adverse Effect on CIT. CIT (x) has implemented and maintains disclosure controls and procedures and internal controls over financial reporting (as defined in Rule 13a-15(e) and (f), respectively, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to CIT, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of CIT by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to CIT’s outside auditors and the audit committee of CIT’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect CIT’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in CIT’s internal controls over financial reporting. These disclosures were made in writing by management to CIT’s auditors and audit committee and true, correct and complete copies of such disclosures have been made available by CIT to the BancShares Parties. There is no reason to believe that CIT’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d)    Since January 1, 2018, (i) neither CIT nor any of its Subsidiaries, nor, to the knowledge of CIT, any director, officer, auditor, accountant or representative of CIT or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of CIT or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that CIT or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing CIT or any of its Subsidiaries, whether or not employed by CIT or any of its Subsidiaries, has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation by CIT or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of CIT or any committee thereof or the Board of Directors or similar governing body of any CIT Subsidiary or any committee thereof, or to the knowledge of CIT, to any director or officer of CIT or any CIT Subsidiary.

3.7    Broker’s Fees. With the exception of the engagement of Keefe, Bruyette & Woods, Inc. and Morgan Stanley & Co. LLC, neither CIT nor any CIT Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. CIT has disclosed to the BancShares Parties as of the date hereof the aggregate fees provided for in connection with the engagement by CIT of Keefe, Bruyette & Woods, Inc. and Morgan Stanley & Co. LLC related to the Merger and the other transactions contemplated hereunder.

3.8    Absence of Certain Changes or Events.

(a)    Since December 31, 2019, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT.

(b)    Since December 31, 2019, CIT and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course. For purposes of this Agreement, the term “ordinary course,” with respect to either party, shall take into account the commercially reasonable actions taken by such party and its Subsidiaries in response to the Pandemic and the Pandemic Measures.

3.9    Legal and Regulatory Proceedings.

(a)    Subject to Section 9.14, except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on CIT, neither CIT nor any of its Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of CIT, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against CIT or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)    Subject to Section 9.14, there is no material injunction, order, judgment, decree, or regulatory restriction imposed upon CIT, any of its Subsidiaries or the assets of CIT or any of its Subsidiaries (or that, upon consummation of the transactions contemplated by this Agreement, would apply to BancShares or any of its affiliates).

3.10    Taxes.

(a)    Each of CIT and its Subsidiaries (i) has timely filed or caused to be timely filed, taking into account any extensions, all U.S. federal income Tax Returns and all other material Tax Returns required to be filed by it and such Tax Returns are true, correct and complete in all material respects, and (ii) has timely paid all material Taxes required to have been paid by it (whether or not shown on any Tax Return), except for Taxes that are being contested in good faith in appropriate proceedings or for which adequate reserves have been established in accordance with GAAP.

(b)    Each of CIT and its Subsidiaries has complied in all material respects with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes, including with respect to payments made to or received from any employee, creditor, stockholder, customer or other third party.

(c)    There are no Liens for Taxes upon any property or assets of CIT or any of its Subsidiaries, except for statutory Liens for Taxes not yet due and payable.

(d)    There is no audit, examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes or Tax Return of CIT or its Subsidiaries, and neither CIT nor any of its Subsidiaries has received written notice of any claim made by a Governmental Entity in a jurisdiction where CIT or any of its Subsidiaries, as applicable, does not file a Tax Return, that CIT or such Subsidiary is or may be subject to income taxation by that jurisdiction. No deficiency with respect to any Taxes has been proposed, asserted or assessed in writing against CIT or any of its Subsidiaries, and no requests for waivers of the time to assess any Taxes are pending.

(e)    Neither CIT nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect (other than extension or waiver granted in the ordinary course of business).

(f)    Neither CIT nor any of its Subsidiaries (i) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for Tax purposes (other than a group of which CIT or a Subsidiary of CIT is the common parent), (ii) is a party to or is bound by any Tax sharing, allocation or indemnification agreement (other than any such agreement entered into in the ordinary course of business and the principal subject matter of which is not Taxes) or (iii) has any liability for Taxes of any person (other than CIT and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as transferee or successor.

(g)    Within the past five (5) years, none of CIT or any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(h)    Neither CIT nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(i)    Neither CIT nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger and the Second Step Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(j)    As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest imposed by any Governmental Authority with respect thereto.

(k)    As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

Notwithstanding any other provision in this Agreement, (i) the representations and warranties contained in this Section 3.10 are the only representations and warranties being made by CIT and its Subsidiaries with respect to Taxes and (ii) no representation or warranty is made with respect to the existence, availability, amount, usability, or limitations (or lack thereof) of any net operating loss, net operating loss carryforward, capital loss, capital loss carryforward, basis amount or other Tax attribute (whether federal, state, local or foreign) of CIT or any of its Subsidiaries.

3.11    Employees.

(a)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT, each CIT Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. For purposes of this Agreement, the term “CIT Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all equity, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination, change in control, retention, employment, welfare, insurance, medical, fringe or other benefit plans, programs, agreements, contracts, policies, arrangements or remuneration of any kind with respect to which CIT or any Subsidiary or any trade or business of CIT or any of its Subsidiaries, whether or not incorporated, all of which together with CIT would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “CIT ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by CIT or any of its Subsidiaries or any CIT ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of CIT or any of its Subsidiaries or any CIT ERISA Affiliate, excluding, in each case, any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”).

(b)    CIT has made available to the BancShares Parties true and complete copies of each material CIT Benefit Plan and the following related documents, to the extent applicable: (i) all summary plan descriptions, amendments, modifications or material supplements, (ii) the most recent annual report (Form 5500) filed with the Internal Revenue Service (the “IRS”), (iii) the most recently received IRS determination letter, and (iv) the most recently prepared actuarial report.

(c)    The IRS has issued a favorable determination letter or opinion with respect to each CIT Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “CIT Qualified Plans”) and the related trust, which letter or opinion has not been revoked (nor has revocation been threatened), and, to the knowledge of CIT, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any CIT Qualified Plan or the related trust.

(d)    Except as would not result in any material liability to CIT, with respect to each CIT Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code: (i) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted, (ii) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (iii) the present value of accrued benefits under such CIT Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such CIT Benefit Plan’s actuary with respect to such CIT Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such CIT Benefit Plan allocable to such accrued benefits, (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (v) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (vi) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by CIT or any of its Subsidiaries, and (vii) the PBGC has not instituted proceedings to terminate any such CIT Benefit Plan.

(e)    None of CIT and its Subsidiaries nor any CIT ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to a Multiemployer Plan or a plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of CIT and its Subsidiaries nor any CIT ERISA Affiliate has incurred any liability that has not been satisfied to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(f)    Except as would not result in any material liability to CIT, no CIT Benefit Plan provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(g)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT, all contributions required to be made to any CIT Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any CIT Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of CIT.

(h)    There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to CIT’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the CIT Benefit Plans, any fiduciaries thereof with respect to their duties to the CIT Benefit Plans or the assets of any of the trusts under any of the CIT Benefit Plans that would reasonably be expected to result in any liability of CIT or any of its Subsidiaries in an amount that would be material to CIT and its Subsidiaries, taken as a whole.

(i)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT, none of CIT and its Subsidiaries nor any CIT ERISA Affiliate has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) which would reasonably be expected to subject any of the CIT Benefit Plans or their related trusts, CIT, any of its Subsidiaries or any CIT ERISA Affiliate to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(j)    Except as set forth in Section 3.11(j) of the CIT Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in the acceleration of vesting, exercisability, funding or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of CIT or any of its Subsidiaries, or result in any limitation on the right of CIT or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any CIT Benefit Plan or related trust on or after the Effective Time. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by CIT or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(k)    No CIT Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise.

(l)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT, there are no pending or, to CIT’s knowledge, threatened labor grievances or unfair labor practice claims or charges against CIT or any of its Subsidiaries, or any strikes or other labor disputes against CIT or any of its Subsidiaries. Neither CIT nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of CIT or any of its Subsidiaries and there are no pending or, to the knowledge of CIT, threatened organizing efforts by any union or other group seeking to represent any employees of CIT or any of its Subsidiaries.

3.12    SEC Reports. CIT has previously made available to the BancShares Parties an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since December 31, 2017 by CIT pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “CIT Reports”) and (b) communication mailed by CIT to its stockholders since December 31, 2017 and prior to the date hereof, and no such CIT Report or communication, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2017, as of their respective dates, all CIT Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of CIT has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from, or unresolved issued raised by, the SEC with respect to any of the CIT Reports.

3.13    Compliance with Applicable Law.

(a)    CIT and each of its Subsidiaries hold, and have at all times since December 31, 2017, held, all licenses, registrations, franchises, certificates, variances, permits, charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, variance, permit, charter or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CIT, and to the knowledge of CIT, no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit, charter or authorization is threatened.

(b)    Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CIT, CIT and each of its Subsidiaries have complied with and are not in default or violation under, and to the knowledge of CIT, there are no facts or circumstances that would reasonably be expected to cause CIT or any of its Subsidiaries to violate, any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to CIT or any of its Subsidiaries, including all laws related to data protection or privacy (including laws relating to the privacy and security of data or information that constitutes personal data or personal information under applicable law (“Personal Data”)), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Coronavirus Aid, Relief, and Economic Security (CARES) Act, the Small Business Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, any regulations applicable to the United States Department of the Treasury Home Affordable Modification Program, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act of 1996, the General Data Protection Regulation (Regulation (EU) 2016/679), the California Consumer Privacy Act, any and all Sanctions laws or regulations enforced by the Office of Foreign Assets Control (“OFAC”) of the United States Department of Treasury and any other law, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, Sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, Regulation O, the Real Estate Procedures Act, any applicable federal or state laws relating to consumer protection, installment sales, or usury, all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans, and all laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, worker classification, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment and workers’ compensation. CIT and its Subsidiaries have established and maintain a system of internal controls designed to ensure compliance in all material respects by CIT and its Subsidiaries with applicable financial recordkeeping and reporting requirements of applicable money laundering prevention laws in jurisdictions where CIT and its Subsidiaries conduct business.

(c)    CIT Subsidiary Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act of 1950 and applicable regulations thereunder. CIT Subsidiary Bank has a Community Reinvestment Act rating of “satisfactory” or better. The deposits of CIT Subsidiary Bank are insured by the FDIC in accordance with the Federal Deposit Insurance Act of 1950 to the full extent permitted by law, and CIT Subsidiary Bank has timely paid all premiums and assessments and timely filed all reports required by the Federal Deposit Insurance Act of 1950, except, as to the filing of such reports, where the failure to timely file such reports has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT. No proceeding for the revocation or termination of such deposit insurance is pending or, to the knowledge of CIT, threatened. All of the deposits held by CIT Subsidiary Bank (including the records and documentation pertaining to such deposits) have been established and are held in compliance with (i) all applicable policies, practices and procedures of CIT Subsidiary Bank, and (ii) all applicable laws, including anti-money laundering and anti-terrorism laws and embargoed persons requirements, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CIT.

(d)    CIT maintains a written information privacy and security program that complies in all material respects with all requirements of all applicable data protection laws, maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any (i) unauthorized access, loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data, or (iii) other act or omission that compromises the privacy, security or confidentiality of Personal Data (clauses (i) through (iii), a “Security Breach”). To the knowledge of CIT, CIT has not experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CIT or require a report to a Regulatory Agency that has not been made. To the knowledge of CIT, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on CIT.

(e)    Without limitation, none of CIT or any of its Subsidiaries, or to the knowledge of CIT, any director, officer, employee, agent or other person acting on behalf of CIT or any of its Subsidiaries has, directly or indirectly, (i) used any funds of CIT or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of CIT or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of CIT or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of CIT or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for CIT or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for CIT or any of its Subsidiaries, or, in the past five (5) years, has been subject to any applicable Sanctions or in violation of any Sanctions laws or regulations, except in each case as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CIT. As used in this Agreement, “Sanctions” means any and all economic sanctions, trade sanctions, financial sanctions, sectoral sanctions, trade embargoes, anti-terrorism laws and other sanctions laws, regulations or embargoes, including those imposed, administered or enforced from time to time by: (i) the United States of America, including those administered by OFAC, the U.S. Department of State, the U.S. Department of Commerce, or through any existing executive order, (ii) the United Nations Security Council, (iii) the European Union or any European Union member state, (iv) Her Majesty’s Treasury of the United Kingdom, or (v) any other Governmental Entity with jurisdiction of CIT or the BancShares Parties, as applicable, or their respective Subsidiaries.

(f)    As of the date hereof, CIT, CIT Subsidiary Bank and each other insured depository institution Subsidiary of CIT is “well-capitalized” (as such term is defined in the relevant regulation of the institution’s primary bank regulator).

(g)    Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CIT, (i) CIT and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of CIT, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets and results of such fiduciary account.

3.14    Certain Contracts.

(a)    Except as set forth in Section 3.14(a) of the CIT Disclosure Schedule or as filed with any CIT Reports, as of the date hereof, neither CIT nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral, but excluding any CIT Benefit Plan):

(i)    which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)    which contains a provision that materially restricts the conduct of any line of business by CIT or any of its Subsidiaries or upon consummation of the transactions contemplated by this Agreement will materially restrict the ability of BancShares or any of its affiliates to engage in any line of business or in any geographic region;

(iii)    with or to a labor union or guild (including any collective bargaining agreement);

(iv)    with any record or beneficial owner of five percent (5%) or more of the outstanding CIT Common Stock;

(v)    any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Requisite CIT Vote or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CIT;

(vi)    (A) that relates to the incurrence of indebtedness by CIT or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice), or (B) that provides for the guarantee, support, assumption or endorsement by CIT or any of its Subsidiaries of, or any similar commitment by CIT or any of its

Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $10,000,000 or more;

(vii)    that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of CIT or its Subsidiaries;

(viii)    that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $5,000,000 per annum (other than any such contracts which are terminable by CIT or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice);

(ix)    that is a settlement, consent or similar agreement and contains any material continuing obligations of CIT or any of its Subsidiaries;

(x)    that requires CIT or any of its Subsidiaries, to purchase all of its requirements for a given product, good, or service, in each case, that is material to CIT and its Subsidiaries, taken as a whole, from a given person; or

(xi)    that relates to the acquisition or disposition of any person, business or asset and under which CIT or its Subsidiaries have or may have a material obligation or liability.

Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a), whether or not set forth in the CIT Disclosure Schedule, is referred to herein as a “CIT Contract.” CIT has made available to the BancShares Parties true, correct and complete copies of each CIT Contract in effect as of the date hereof.

(b)    (i) Each CIT Contract is valid and binding on CIT or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CIT, (ii) CIT and each of its Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each CIT Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CIT, (iii) to the knowledge of CIT, each third-party counterparty to each CIT Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such CIT Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CIT, (iv) neither CIT nor any of its Subsidiaries has knowledge of, or has received notice of, any violation of any CIT Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of CIT or any of its Subsidiaries, or to the knowledge of CIT, any other party thereto, of or under any such CIT Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CIT.

3.15    Securitizations. Other than (x) Standard Securitization Undertakings and (y) in the case of a Non-Recourse Subsidiary, any Securitization Contract of such Non-Recourse Subsidiary and any other contract governing the indebtedness of such Non-Recourse Subsidiary for borrowed money, no contract governing any indebtedness for borrowed money of the Non-Recourse Subsidiaries, nor any other Securitization Contract, would require CIT or any of its Subsidiaries to make a material payment directly related to (A) one or more uncollectible or uncollected loans or receivables, or (B) one or more failures of any Non-Recourse Subsidiary to make a payment to (1) any lender to such Non-Recourse Subsidiary, (2) any holder of a note issued by such Non-Recourse Subsidiary, (3) any other creditor of such Non-Recourse Subsidiary, or (4) any agent, custodian or trustee for any such lender, holder or creditor. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT, none of CIT nor any of its Subsidiaries is in violation of any representations made pursuant to any operative contract governing any indebtedness for borrowed money of any Non-Recourse Subsidiary or any other Securitization Contract relating to the ability of

CIT, any of its Subsidiaries or any Non-Recourse Subsidiary to perform its obligations under any Securitization Contract (or any contract, agreement or instrument referenced in any Securitization Contract). As used in this Agreement, the term “Non-Recourse Subsidiary” means any Subsidiary of CIT (other than the CIT Subsidiary Bank), in the case of CIT, or Subsidiary of BancShares (other than the FCB or Merger Sub), in the case of BancShares, whose purpose is to engage in, and which engages in no activities and holds no assets other than those incidental to, a securitization transaction or series of securitization transactions with respect to assets contributed by, or purchased or otherwise acquired from, CIT, BancShares or any of their Subsidiaries, as applicable; the term “Securitization Contract” means any receivables purchase agreement, loan purchase agreement, other purchase agreement, guaranty, security agreement, fee letter, trust agreement, custodial agreement, servicing agreement, backup servicing agreement or similar securitization contract to which any Non-Recourse Subsidiary is a party (including any Contract between any Non-Recourse Subsidiary, on the one hand, and CIT, BancShares or any of their Subsidiaries, as applicable, on the other hand); the term “Securitization Repurchase Obligation” means any obligation of CIT, BancShares or any of their Subsidiaries, as applicable (other than a Non-Recourse Subsidiary), to repurchase assets from a Non-Recourse Subsidiary due to a breach of representations and warranties contained in the applicable Securitization Contracts relating to the origination, sale or servicing of such assets, a failure by the underlying obligors of such assets to make payment, or for other reasons which CIT or BancShares, as applicable, has determined in good faith are customary in a Securitization Contract; and the term “Standard Securitization Undertakings” means representations, warranties, covenants, guarantees, indemnities and comparable obligations entered into by CIT, BancShares or any of their Subsidiaries, as applicable (other than a Non-Recourse Subsidiary), which CIT or BancShares, as applicable, has determined in good faith to be customary in a Securitization Contract, including those relating to the servicing of the assets of a Non-Recourse Subsidiary, it being understood that any Securitization Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

3.16    Agreements with Regulatory Agencies. Subject to Section 9.14, neither CIT nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2018, a recipient of any supervisory letter from, or since January 1, 2018, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the CIT Disclosure Schedule, a “CIT Regulatory Agreement”), nor has CIT or any of its Subsidiaries been advised since January 1, 2018, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such CIT Regulatory Agreement.

3.17    Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT, CIT and its Subsidiaries are in compliance, and have complied, with all federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims, notice, citations or actions, or to the knowledge of CIT, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on CIT or any of its Subsidiaries of any liability or obligation arising under any Environmental Law pending or threatened against CIT, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT. To the knowledge of CIT, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT. CIT is not subject to any settlement agreement, consent agreement, consent order, or other document pursuant to which any legal, administrative, arbitral or other proceeding, claim, notice, citation or action, or to the knowledge of CIT, any private environmental investigation or remediation activity or governmental investigation, or proceeding threatened against CIT or any of its Subsidiaries (a) relating to alleged noncompliance (including by any predecessor) with or liability under any Environmental Law or (b) relating to the presence of or release into the environment of any hazardous substance, in each case, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT.

3.18    Investment Securities, Commodities and Derivatives.

(a)    Each of CIT and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements) which are material to CIT’s business on a consolidated basis, free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of CIT or its Subsidiaries. Such securities and commodities are valued on the books of CIT in accordance with GAAP in all material respects.

(b)    Neither CIT nor its Subsidiaries owns securities, in each case that are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes,” or “capped floating rate mortgage derivatives” or are likely to have changes in value as a result of interest or exchange rate changes that materially exceed normal changes in value attributable to interest or exchange rate changes. Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on CIT, each swap, cap, floor, option agreement, future and forward contract and other similar derivative transactions and risk management arrangements (each a “Derivative Transaction”), which CIT or any of its Subsidiaries has entered into for its own account, or which the CIT or any of its Subsidiaries has agreed to enter into for their own account, was or will be entered into for bona fide hedging purposes and not for speculation. Each Derivative Transaction entered into for the account of the CIT or any of its Subsidiaries, or for the account of any customer thereof, and each such Derivative Transaction which CIT or any of its Subsidiaries has agreed to enter into, (i) was or will be entered into in the ordinary course of business, in accordance with applicable rules, regulations and policies of any Governmental Entity of competent jurisdiction, with counterparties believed to be financially responsible at the time, and (ii) is in full force and effect and constitutes a valid and legally binding obligation of CIT or such Subsidiary, as the case may be, enforceable against such person in accordance with its terms, in each case except as enforceability may be limited by the Enforceability Exceptions. Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on CIT, CIT and its Subsidiaries have duly performed their obligations thereunder to the extent that such obligations have accrued, and, to the knowledge of CIT, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.19    Real Property and Personal Property. CIT or a CIT Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the CIT Reports as being owned by CIT or a CIT Subsidiary or acquired after the date thereof which are material to CIT’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “CIT Owned Properties”), free and clear of all material Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances of record that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such nonmonetary imperfections or irregularities of title or Liens (other than leases or other occupancy agreements) as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties or the value or free transferability of such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such CIT Reports or acquired after the date thereof which are material to CIT’s business on a consolidated basis (except for leases that have expired by their terms since the date thereof) (such leasehold estates, collectively with the CIT Owned Properties, the “CIT Real Property”), free and clear of all material Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of CIT, the lessor. There are no pending or, to the knowledge of CIT, threatened condemnation proceedings against the CIT Real Property.

3.20    Intellectual Property. CIT and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT: (a) (i) to the knowledge of CIT, the use of any Intellectual Property by CIT and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which CIT or any CIT Subsidiary acquired the right to use any Intellectual Property, and (ii) since December 31, 2017, no person has asserted in writing to CIT that CIT or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) to the knowledge of CIT, no person is challenging, infringing on or otherwise violating any right of CIT or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to CIT or its Subsidiaries, and (c) neither CIT nor any CIT Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by CIT or any CIT Subsidiary, and CIT and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by CIT and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, including software, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

3.21    Related Party Transactions. As of the date hereof, except as set forth in any CIT Reports, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between CIT or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of CIT or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding CIT Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of CIT) on the other hand, of the type required to be reported in any CIT Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been disclosed therein.

3.22    State Takeover Laws. The Board of Directors of CIT has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law or any similar provisions of the CIT Certificate of Incorporation or CIT Bylaws (collectively, with any similar provisions of the BancShares Certificate of Incorporation, the BancShares Bylaws, the Merger Sub Certificate of Incorporation, the Merger Sub Bylaws, the FCB Articles of Incorporation, or the FCB Bylaws, “Takeover Restrictions”). In accordance with Section 262 of the DGCL, no appraisal or dissenters’ rights will be available to the holders of CIT Common Stock or CIT Preferred Stock in connection with the Merger.

3.23    Reorganization. CIT has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger and the Second Step Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.24    Opinions of Financial Advisors. Prior to the execution of this Agreement, the Board of Directors of CIT has received a separate opinion (which if initially rendered orally, has been or will be confirmed by written opinion of the same date) from each of Keefe, Bruyette & Woods, Inc. and Morgan Stanley & Co. LLC to the effect that as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth in the written opinion, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to the holders of CIT Common Stock (other than, as applicable, BancShares and its affiliates). Neither of such opinions has been amended or rescinded as of the date of this Agreement.

3.25    CIT Information. The information relating to CIT and its Subsidiaries or that is provided by CIT or its Subsidiaries or their respective representatives for inclusion in the Joint Proxy Statement and the S-4, or in any other document filed with any Regulatory Agency or Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to BancShares or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

3.26    Loan Portfolio.

(a)    As of the date hereof, except as set forth in Section 3.26(a) of the CIT Disclosure Schedule, neither CIT nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which CIT or any Subsidiary of CIT is a creditor that, as of June 30, 2020, had an outstanding balance of $25,000,000 or more and under the terms of which the obligor was, as of June 30, 2020, over ninety (90) days or more delinquent in payment of principal or interest. Set forth in Section 3.26(a) of the CIT Disclosure Schedule is a true, correct and complete list of (A) all the Loans of CIT and its Subsidiaries that, as of June 30, 2020, had an outstanding balance of $25,000,000 and were classified by CIT as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Troubled Debt Restructuring,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of CIT or any of its Subsidiaries that, as of June 30, 2020, is classified as “Other Real Estate Owned” and the book value thereof.

(b)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT, each Loan of CIT or any of its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be (without any oral amendments or modifications thereto), (ii) to the extent carried on the books and records of CIT and its Subsidiaries as secured Loans, has been secured by valid restrictions, claims or Liens, as applicable, which have been perfected, (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions and (iv) is not subject to any claim as to the enforcement which been asserted in writing against CIT, CIT Subsidiary Bank or such Subsidiaries for which there is a reasonable possibility of an adverse determination.

(c)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT, each outstanding Loan of CIT or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of CIT and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT, (i) none of CIT or any of its Subsidiaries is in breach of any representation or warranty made by it with respect to Loan eligibility requirements under any contract pursuant to which it has originated or securitized a pool of Loans (a “Pool”), (ii) each of CIT and its Subsidiaries has complied with all of its obligations to properly certify or, if required, recertify such Pools in accordance with such contracts and all applicable laws; and (iii) none of CIT or any of its Subsidiaries has any obligation to repurchase any Loans or interests under the contracts pursuant to which CIT, CIT Subsidiary Bank or any of their Subsidiaries has sold any Pool, or participations in Pools.

(e)    There are no outstanding Loans made by CIT or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of CIT or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance in all material respects with Regulation O promulgated by the Federal Reserve Board or that are exempt therefrom.

(f)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT, neither CIT, CIT Subsidiary Bank nor any of their Subsidiaries is now or has been since January 1, 2018, subject to any fine, suspension, or settlement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale, or servicing of mortgage or consumer Loans.

3.27    Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on CIT, (a) CIT and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of CIT reasonably has determined to be prudent and consistent with industry practice, and CIT and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of CIT and its Subsidiaries, CIT or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. There is no claim for coverage by CIT or any of its Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy. Neither CIT nor any of its Subsidiaries has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.

3.28    Investment Advisor Subsidiaries.

(a)    Certain of CIT’s Subsidiaries provide investment management, investment advisory or sub-advisory services (including management and advice provided to separate accounts and participation in wrap fee programs) and are required to register with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”) (each such Subsidiary, a “CIT Advisory Entity”). Each CIT Advisory Entity is registered as an investment adviser under the Investment Advisers Act and has operated since January 1, 2017 and is currently operating in compliance with all laws applicable to it or its business and has all registrations, permits, licenses, exemptions, orders and approvals required for the operation of its business or ownership of its properties and assets substantially as presently conducted, except in each case as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on CIT.

(b)    The accounts of each advisory client of CIT or its Subsidiaries, for purposes of the Investment Advisers Act, that are subject to ERISA have been managed by the applicable CIT Advisory Entity in compliance with the applicable requirements of ERISA, except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on CIT.

(c)    None of the CIT Advisory Entities nor any “person associated with an investment adviser” (as defined in the Investment Advisers Act) of any of them is ineligible pursuant to Section 203 of the Investment Advisers Act to serve as an investment advisor or as a person associated with a registered investment advisor, except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on CIT.

3.29    Insurance Subsidiaries.

(a)    Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on CIT, (i) since January 1, 2018, at the time each agent, representative, producer, reinsurance intermediary, wholesaler, third-party administrator, distributor, broker, employee or other person authorized to sell, produce, manage or administer products on behalf of any CIT Subsidiary (“CIT Agent”) wrote, sold, produced, managed, administered or procured business for a CIT Subsidiary, such CIT Agent was, at the time the CIT Agent wrote or sold business, duly licensed for the type of activity and business written, sold, produced, managed, administered or produced to the extent required by applicable law, (ii) no CIT Agent has been since January 1, 2018, or is currently, in violation (or with or without notice or lapse of time or both, would be in violation) of any law, rule or regulation applicable to such CIT Agent’s writing, sale, management, administration or production of insurance business for any CIT Insurance Subsidiary (as defined below), and (iii) each CIT Agent was appointed by CIT or a CIT Insurance Subsidiary in compliance with applicable insurance laws, rules and regulations and all processes and procedures undertaken with respect to such CIT Agent were undertaken in compliance with applicable insurance laws, rules and regulations. “CIT Insurance Subsidiary” means each Subsidiary of CIT through which insurance operations is conducted.

(b)    Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on CIT, (i) since January 1, 2018, CIT and the CIT Insurance Subsidiaries have made all required notices, submissions, reports or other filings under applicable insurance holding company statutes, (ii) all contracts, agreements, arrangements and transactions in effect between any CIT Insurance Subsidiary and any affiliate are in compliance in all material respects with the requirements of all applicable insurance holding company statutes, and (iii) each CIT Insurance Subsidiary has operated and otherwise been in compliance with all applicable insurance laws, rules and regulations.

3.30    Broker-Dealer Subsidiaries.

(a)    CIT has certain Subsidiaries that are registered, licensed or qualified, or are required to be registered, licensed or qualified, as a broker-dealer in accordance with any regulatory or legal requirement applicable to such CIT Subsidiary (each, a “CIT Broker-Dealer Subsidiary”). Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on CIT: (i) each CIT Broker-Dealer Subsidiary is duly registered under the Exchange Act as a broker-dealer with the SEC and is in compliance with the applicable provisions of the Exchange Act, including the net capital requirements and customer protection requirements thereof; (ii) each CIT Broker-Dealer Subsidiary is a member in good standing with FINRA and any other applicable SRO and in compliance with all applicable rules and regulations of FINRA and any such SRO of which it is a member or which otherwise has authority over it; (iii) each CIT Broker-Dealer Subsidiary (and each registered representative thereof) is duly registered, licensed or qualified as a broker-dealer or registered representative, as applicable, under, and in compliance with, the applicable laws of all jurisdictions in which it is required to be so registered and each such registration, license or qualification is in full force and effect and in good standing; and (iv) there is no action, suit, proceeding or investigation pending or, to the knowledge of CIT, threatened that would reasonably be likely to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such registrations, licenses and qualifications.

(b)    Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on CIT, (i) none of the CIT Broker-Dealer Subsidiaries nor any “associated person” thereof (A) is or has been ineligible to serve as a broker-dealer or an associated person of a broker-dealer under Section 15(b) of the Exchange Act, (B) is subject to a “statutory disqualification” as defined in Section 3(a)(39) of the Exchange Act, or (C) is subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of any CIT Broker-Dealer Subsidiary as broker-dealer, municipal securities dealer, government securities broker or government securities dealer under Section 15, Section 15B or Section 15C of the Exchange Act, and (ii) there is no action, suit, proceeding or investigation pending or, to the knowledge of CIT, threatened, that is reasonably likely to result in any such person being deemed ineligible as described in clause (A), subject to a “statutory disqualification” as described in clause (B) or subject to a disqualification as described in clause (C).

3.31    Railcars.

(a)    As of each date delivered to the BancShares Parties, the following information with respect to any Railcar assets owned or leased (as lessee) by or on behalf of CIT and its Subsidiaries: (i) the Association of American Railroads’ car code; (ii) the contract identification number; (iii) the car mark and number; (iv) the name of the legal entity owning the Railcar assets; (v) the monthly base rent; (vi) the expiration date; (vii) active or idle status; (viii) the lease maintenance type; (xi) the build date; (x) tank car qualification status; and (xi) the gross rail load (the “Railcar Information”) set forth in one or more computer disks, computer tapes or other computer formats delivered to the BancShares Parties (the “Railcar Tape”) is true, correct, and complete in all material respects. As used in this Agreement, the term “Railcar” shall mean any locomotive or railcar, whether powered or unpowered.

(b)    Set forth on Section 3.31(b) of the CIT Disclosure Schedule is a true, correct, and complete list of all outstanding purchase orders or other commitments to or with any manufacturer or any other person and made by CIT or any of its Subsidiaries to purchase Railcars.

(c)    Subject to Permitted Encumbrances and except as would not, individually or in the aggregate, be material to CIT and its Subsidiaries taken as a whole, CIT and its Subsidiaries own or lease (as lessee) and have good and valid title to all of the Railcars owned or leased (as lessee) by or on behalf of CIT and its Subsidiaries that were listed on the Railcar Tape (as updated pursuant to Section 6.18), other than Railcars (or interests therein) owned or leased (as lessee) by or on behalf of CIT and its Subsidiaries that were (i) sold, transferred or otherwise disposed of as obsolete, worn out or scrapped as economically unviable, or otherwise due to having suffered a casualty event, in each case in the ordinary course of business or (ii) sold or transferred as the result of the exercise of early buy-outs and purchase option rights exercised by Railcar Lessees under Railcar Lease Agreements in the ordinary course in accordance with the terms of such Lease Agreement.

(d)    As of the Effective Time, other than with respect to Railcars where the lessor has permitted the lessee to include the lessee’s own reporting marks on such Railcars, CIT and its Subsidiaries shall have all rights to use the railroad reporting marks embodied in, used by, attached to or otherwise used in connection with the Railcars owned by CIT and its Subsidiaries, except as would not, individually or in the aggregate, be material to CIT and its Subsidiaries taken as a whole.

3.32    Railcar Lease Agreements.

(a)    As of the date of this Agreement, no lessee (each a “Material Railcar Lessee”) under any lease agreement entered into by CIT or any of its Subsidiaries, as lessor, providing for the lease of railcars that involves annual receipts or disbursements of $3,250,000 or more (“Material Railcar Lease Agreement”), has notified CIT or any of its Subsidiaries in writing of such Material Railcar Lessee’s current intention to cancel or otherwise terminate the relevant Material Railcar Lease Agreement, other than in accordance with the expiration or termination of such Material Railcar Lease Agreement in accordance with its terms.

(b)    Section 3.32(b) of the CIT Disclosure Schedule sets forth a true, correct and complete report as of the date hereof of all delinquencies under the Material Railcar Lease Agreements with respect to which the obligor thereunder is delinquent in the payment of any scheduled payment thereunder by more than thirty (30) days, except for (A) delinquencies subject to dispute, (B) in respect of rent abatements or similar credits otherwise permitted under the applicable Railcar Lease Agreement or (C) individual delinquencies in an amount less than $25,000.

(c)    To the knowledge of CIT, no person has an option to purchase any Railcars for a fixed amount less than the amount set forth in the Material Railcar Lease Agreement covering such Railcars.

(d)    There are no disputes with Material Railcar Lessees regarding the return or rental of Railcars owned or leased (as lessee) by or on behalf of CIT and its Subsidiaries, except as would not, individually or in the aggregate, be material to CIT and its Subsidiaries taken as a whole.

(e)    No obligor with respect to any Material Railcar Lease Agreement has any valid offset, deduction, defense or counterclaim with respect to its payment obligations under the corresponding Railcar Lease Agreement, in each case, that would be material, individually or in the aggregate, to CIT and its Subsidiaries, taken as a whole, and none has been asserted in writing by any such obligor.

(f)    To the knowledge of CIT, no Material Railcar Lessee is the subject of any bankruptcy, reorganization or similar proceeding.

3.33    Material Commercial Arrangements. Section 3.33 of the CIT Disclosure Schedule sets forth a list of CIT’s and its Subsidiaries’ top ten largest “loan and lease accounts,” as such term is described in the CIT Reports (in each case, determined on the basis of the aggregate loan volume sold or generated pursuant to or as a result of such Contracts during each of (i) the twelve-month period ending December 31, 2019 and (ii) the six month period ending June 30, 2020). Neither CIT nor any of its Subsidiaries has received any written (or, to the knowledge of CIT, oral) notice from any party set forth on Section 3.33 of the CIT Disclosure Schedule that any such party intends to cancel, terminate or otherwise adversely modify in any material respect (through a reduction in business or otherwise) its relationship with CIT or its Subsidiaries from the manner in which such relationship has been conducted during the twelve (12) months prior to the date hereof.

3.34    No Other Representations or Warranties.

(a)    Except for the representations and warranties made by CIT in this Article III, neither CIT nor any other person makes any express or implied representation or warranty with respect to CIT, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and CIT hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither CIT nor any other person makes or has made any representation or warranty to the BancShares Parties or any of their affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to CIT, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by CIT in this Article III, any oral or written information presented to the BancShares Parties or any of their affiliates or representatives in the course of their due diligence investigation of CIT, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)    CIT acknowledges and agrees that no BancShares Party nor any other person has made or is making any express or implied representation or warranty other than those contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BANCSHARES PARTIES

Except (a) as disclosed in the disclosure schedule delivered by the BancShares Parties to CIT concurrently herewith (the “BancShares Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the BancShares Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the BancShares Parties that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect and (iii) any disclosures made with respect to a section of Article IV shall be deemed to qualify (1) any other section of Article IV specifically referenced or cross-referenced and (2) other sections of Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any BancShares Reports filed by BancShares since December 31, 2016, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), the BancShares Parties hereby represent and warrant to CIT as follows:

4.1    Corporate Organization.

(a)    BancShares is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, is a bank holding company duly registered under the BHC Act. BancShares has the corporate power and authority to own, lease or operate all its properties and assets and to carry on its business as it is now being conducted. BancShares engages in activities and holds properties only of the types permitted to bank holding companies by the BHC Act and the rules and regulations promulgated thereunder. BancShares is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BancShares. True and complete copies of the (i) restated certificate of incorporation of BancShares, as amended (the “BancShares Certificate of Incorporation”) (ii) amended and restated bylaws of BancShares (the “BancShares Bylaws”), (iii) articles of incorporation of Merger Sub (the “Merger Sub Certificate of Incorporation”), (iv) bylaws of Merger Sub (the “Merger Sub Bylaws”), (v) articles of incorporation of FCB (the “FCB Articles of Incorporation”), and (vi) bylaws of FCB (the “FCB Bylaws”), in each case as in effect as of the date of this Agreement, have previously been made available by the BancShares Parties to CIT.

(b)    Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BancShares, each Subsidiary of BancShares (a “BancShares Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of BancShares or any Subsidiary of BancShares to pay dividends or distributions except, in the case of BancShares or a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. The deposit accounts of each Subsidiary of BancShares that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 4.1(b) of the BancShares Disclosure Schedule sets forth a true and complete list of all Subsidiaries of BancShares that would constitute “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC as of the date hereof, as well as each such Subsidiary’s jurisdiction of incorporation, organization, or formation and BancShares’ and/or a BancShares Subsidiary’s percentage ownership of each such Subsidiary. There is no person whose results of operations, cash flows, changes in stockholders’ equity or financial position are consolidated in the financial statements of BancShares other than the BancShares Subsidiaries. Neither BancShares nor any BancShares Subsidiary is in violation, in any material respect, of its respective certificate of incorporation, bylaws, or other organizational or governing documents.

4.2    Capitalization.

(a)    The authorized capital stock of BancShares as of the date of this Agreement consists of 16,000,000 shares of BancShares Class A Common Stock, 2,000,000 shares of BancShares Class B Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share. As of September 30, 2020, there were (i) 8,811,220 shares of BancShares Class A Common Stock issued and outstanding; (ii) 1,005,185 shares of BancShares Class B Common Stock issued and outstanding; (iii) 7,188,780 shares of BancShares Class A Common Stock held in treasury; (iv) 994,815 shares of BancShares Class B Common Stock held in treasury and (v) 345,000 shares of preferred stock which have been designated as BancShares Series A Preferred Stock and are issued and outstanding. The authorized capital stock of Merger Sub consists of 100 shares of Merger Sub Common Stock, of which 1 share is issued and outstanding and owned by FCB. The authorized capital stock of FCB consists of 100,000 shares of common stock, par value $100.00 per share (the “FCB Common Stock”), of which 96,970 shares are issued and outstanding and owned by BancShares. As of the date of this Agreement, except as set forth in the immediately preceding three sentences, there are no shares of capital stock or other voting securities or equity interests of BancShares, Merger Sub, or FCB issued, reserved for issuance or outstanding. All the issued and outstanding shares of BancShares Common Stock, BancShares Series A Preferred Stock, Merger Sub Common Stock, and FCB Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. BancShares is current on all dividends payable on the outstanding shares of BancShares’ preferred stock, and has complied in all material respects with terms and conditions thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of BancShares, FCB or Merger Sub may vote. As of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, or rights of first refusal or similar rights, puts, calls, commitments or agreements of any character to which the BancShares Parties or their Subsidiaries are a party relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in the applicable BancShares Party, or contracts, commitments, understandings or arrangements by which a BancShares Party may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in the applicable BancShares Party or that otherwise obligate the applicable BancShares Party to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing (collectively, “BancShares Securities”, and any of the foregoing in respect of Subsidiaries of the BancShares Parties, collectively, “BancShares Subsidiary Securities”). No equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of a BancShares Party or any of their Subsidiaries) are outstanding. There are no voting trusts, stockholder agreements, proxies or other agreements in effect to which a BancShares Party or any of their Subsidiaries is a party with respect to the voting or transfer of BancShares Common Stock, Merger Sub Common Stock, FCB Common Stock, capital stock or other voting or equity securities or ownership interests of the applicable BancShares Party or granting any stockholder or shareholder or other person any registration rights in the applicable BancShares Party.

(b)    Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BancShares, BancShares owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of the BancShares Subsidiaries, free and clear of any Liens, and all such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Subsidiaries that are depository institutions, as provided under 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof.

4.3    Authority; No Violation.

(a)    Each of BancShares, FCB, and Merger Sub, as applicable, has full corporate power and authority to execute and deliver this Agreement, and FCB has full corporate power and authority to execute and deliver the Bank Merger Agreement, and in each case to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement by each BancShares Party, the performance by each BancShares Party of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly approved by the Boards of Directors of each BancShares Party. The Board of Directors of BancShares has determined that the consummation of the transactions contemplated hereby, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of BancShares and its stockholders, and has adopted and approved this Agreement and the transactions contemplated hereby (including the Merger and the Second Step Merger). The Board of Directors of FCB has determined that the Merger and the Second Step Merger, on the terms and conditions set forth in this Agreement, are advisable and in the best interests of FCB and its shareholder, has adopted and approved this Agreement and the transactions contemplated hereby (including the Merger and the Second Step Merger), and has directed that this Agreement be submitted to FCB’s shareholder for approval and has adopted a resolution to the foregoing effect. The Board of Directors of Merger Sub has determined that the Merger and the Second Step Merger, on the terms and conditions set forth in this Agreement, are advisable and in the best interests of Merger Sub and its shareholder, has adopted and approved this Agreement and the transactions contemplated hereby (including the Merger and the Second Step Merger), and has directed that this Agreement be submitted to Merger Sub’s shareholder for approval and has adopted a resolution to the foregoing effect. Except for the approval of the issuance of the shares of BancShares capital stock pursuant to this Agreement by the affirmative vote of the holders of at least a majority of the votes cast at the BancShares Meeting (the “Requisite BancShares Vote”), and the approval of the Bank Merger Agreement by the Board of Directors of FCB and BancShares as FCB’s sole shareholder, no other corporate proceedings on the part of any BancShares Party are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each BancShares Party and (assuming due authorization, execution and delivery by CIT) constitutes a valid and binding obligation of each BancShares Party, enforceable against each BancShares Party in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The Bank Merger Agreement will be duly and validly executed and delivered by FCB and (assuming due authorization, execution and delivery by CIT Subsidiary Bank) will constitute a valid and binding obligation of FCB, enforceable against FCB in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of BancShares Class A Common Stock and New BancShares Preferred Stock to be issued in the Merger have been validly authorized, and when issued, will be validly issued, fully paid and nonassessable, and no current or past stockholder of BancShares will have any preemptive right or similar rights in respect thereof.

(b)    Neither the execution and delivery of this Agreement by a BancShares Party, nor the execution, delivery, or performance of the Bank Merger Agreement by FCB, nor the consummation by BancShares, Merger Sub, or FCB of the transactions contemplated hereby or thereby (including the Merger, the Second Step Merger, and the Bank Merger), nor compliance by BancShares, Merger Sub, or FCB with any of the terms or provisions hereof or thereof, will (i) violate any provision of the BancShares Certificate of Incorporation, the BancShares Bylaws, the Merger Sub Certificate of Incorporation, the Merger Sub Bylaws, the FCB Articles of Incorporation, or the FCB Bylaws or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to any BancShares Party or any of their Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of each BancShares Party or any of their Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which a BancShares Party or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches or defaults that either individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on the BancShares Parties.

4.4    Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (b) the filing of any required applications, filings and notices, as applicable, with the FDIC and the NCCOB in connection with the Bank Merger, and approval of such applications, filings and notices, (c) the filing of any required applications, filings or notices with FINRA and approval of such applications, filings and notices, (d) the filing of any required applications, filings or notices with any state regulatory authorities listed on Section 3.4 of the CIT Disclosure Schedule or Section 4.4 of the BancShares Disclosure Schedule and approval of such applications, filings and notices, (e) the filing of any required applications, filings and notices, as applicable, with Nasdaq, (f) the filing by BancShares with the SEC of the Joint Proxy Statement and the S-4 in which the Joint Proxy Statement will be included as a prospectus, and the declaration of effectiveness of the S-4, (g) the filing of the DE Certificate of Merger with the Delaware Secretary pursuant to the DGCL, the filing of the Second Step NC Articles of Merger with the North Carolina Secretary of State pursuant to the NCBCA, the filing of the Second Step DE Certificate of Merger with the Delaware Secretary pursuant to the DGCL, the filing of the Bank Merger Certificates with the applicable Governmental Entities as required by applicable law, and the filing of the Certificate of Designations for the New BancShares Preferred Stock with the Delaware Secretary, (h) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of BancShares Class A Common Stock and New BancShares Preferred Stock pursuant to this Agreement and the approval of the listing of such BancShares Class A Common Stock and New BancShares Series C Preferred Stock on Nasdaq, and (i) such filings as may be required in connection with BancShares assuming the Senior and Subordinated Notes and CIT’s covenants, agreements, and obligations under and relating to the 2012 Indenture and 2018 Indenture, if any, in each case subject to the terms and conditions of the 2012 Indenture and 2018 Indenture, as applicable, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution, delivery and performance by the BancShares Parties of this Agreement or the execution, delivery, or performance by FCB of the Bank Merger Agreement, or (ii) the consummation by the BancShares Parties of the Merger and the Second Step Merger and the other transactions contemplated hereby (including the Bank Merger). No BancShares Party is aware of any reason why the necessary regulatory approvals and consents will not be received by the applicable BancShares Party to permit consummation of the Merger, the Second Step Merger, and Bank Merger on a timely basis.

4.5    Reports. BancShares and each of its Subsidiaries have timely filed (or furnished) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2018 with any Regulatory Agencies, including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and except where the failure to timely file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on BancShares. As of their respective dates, such reports, forms, correspondence, registrations and statements, and other filings, documents, and instruments were complete and accurate and complied with all applicable laws, in each case, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares. BancShares and each of its Subsidiaries have paid all material fees and assessments due and payable in connection with such reports, forms, correspondence, registrations and statements, and other filings, documents, and instruments. Subject to Section 9.14, except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of BancShares and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of BancShares, investigation into the business or operations of BancShares or any of its Subsidiaries since January 1, 2018, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares. Subject to Section 9.14, there (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of BancShares or any of its Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of BancShares or any of its Subsidiaries since January 1, 2018, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares.

4.6    Financial Statements.

(a)    The financial statements of BancShares and its Subsidiaries included (or incorporated by reference) in the BancShares Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of BancShares and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of BancShares and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of BancShares and its Subsidiaries have since December 31, 2017, been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares. Since December 31, 2018, no independent public accounting firm of BancShares has resigned (or informed BancShares that it intends to resign) or been dismissed as independent public accountants of BancShares as a result of or in connection with any disagreements with BancShares on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares, neither BancShares nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of BancShares included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2020 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2020, or in connection with this Agreement and the transactions contemplated hereby.

(c)    The records, systems, controls, data and information of BancShares and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership of BancShares or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership that would not reasonably be expected to have a Material Adverse Effect on BancShares. BancShares (x) has implemented and maintains disclosure controls and procedures and internal controls over financial reporting (as defined in Rule 13a-15(e) and (f), respectively, of the Exchange Act) to ensure that material information relating to BancShares, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of BancShares by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to BancShares’ outside auditors and the audit committee of BancShares’ Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect BancShares’ ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in BancShares’ internal controls over financial reporting. These disclosures were made in writing by management to BancShares’ auditors and audit committee and true, correct and complete copies of such disclosures have previously been made available by BancShares to CIT. There is no reason to believe that BancShares’ outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d)    Since January 1, 2018, (i) neither BancShares nor any of its Subsidiaries, nor, to the knowledge of BancShares, any director, officer, auditor, accountant or representative of BancShares or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of BancShares or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that BancShares or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing BancShares or any of its Subsidiaries, whether or not employed by BancShares or any of its Subsidiaries, has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation by BancShares or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of BancShares or any committee thereof or the Board of Directors or similar governing body of any BancShares Subsidiary or any committee thereof, or to the knowledge of BancShares, to any director or officer of BancShares or any BancShares Subsidiary.

4.7    Broker’s Fees. With the exception of the engagement of Piper Sandler Companies, neither BancShares nor any BancShares Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. BancShares has disclosed to CIT as of the date hereof the aggregate fees provided for in connection with the engagement by BancShares of Piper Sandler Companies related to the Merger and the other transactions contemplated hereunder.

4.8    Absence of Certain Changes or Events.

(a)    Since December 31, 2019, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares.

(b)    Since December 31, 2019, BancShares and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.9    Legal and Regulatory Proceedings.

(a)    Subject to Section 9.14, except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on BancShares, neither BancShares nor any of its Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of BancShares, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against BancShares or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)    Subject to Section 9.14, there is no material injunction, order, judgment, decree, or regulatory restriction imposed upon BancShares, any of its Subsidiaries or the assets of BancShares or any of its

Subsidiaries (or that, upon consummation of the transactions contemplated by this Agreement, would apply to BancShares or any of its affiliates).

4.10    Taxes.

(a)    Each of BancShares and its Subsidiaries (i) has timely filed or caused to be timely filed, taking into account any extensions, all U.S. federal income Tax Returns and all other material Tax Returns required to be filed by it and such Tax Returns are true, correct and complete in all material respects, and (ii) has timely paid all material Taxes required to have been paid by it (whether or not shown on any Tax Return), except for Taxes that are being contested in good faith in appropriate proceedings or for which adequate reserves have been established in accordance with GAAP.

(b)    Each of BancShares and its Subsidiaries has complied in all material respects with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes, including with respect to payments made to or received from any employee, creditor, stockholder, customer or other third party.

(c)    There are no Liens for Taxes upon any property or assets of BancShares or any of its Subsidiaries, except for statutory Liens for Taxes not yet due and payable.

(d)    There is no audit, examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes or Tax Return of BancShares or its Subsidiaries, and neither BancShares nor any of its Subsidiaries has received written notice of any claim made by a Governmental Entity in a jurisdiction where BancShares or any of its Subsidiaries, as applicable, does not file a Tax Return, that BancShares or such Subsidiary is or may be subject to income taxation by that jurisdiction. No deficiency with respect to any Taxes has been proposed, asserted or assessed in writing against BancShares or any of its Subsidiaries, and no requests for waivers of the time to assess any Taxes are pending.

(e)    Neither BancShares nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect (other than extension or waiver granted in the ordinary course of business).

(f)    Neither BancShares nor any of its Subsidiaries (i) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for Tax purposes (other than a group of which BancShares or a Subsidiary of BancShares is the common parent), (ii) is a party to or is bound by any Tax sharing, allocation or indemnification agreement (other than any such agreement entered into in the ordinary course of business and the principal subject matter of which is not Taxes) or (iii) has any liability for Taxes of any person (other than BancShares and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as transferee or successor.

(g)    Within the past five (5) years, none of BancShares or any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(h)    Neither BancShares nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(i)    Neither BancShares nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger and the Second Step Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Notwithstanding any other provision in this Agreement, (i) the representations and warranties contained in this Section 4.10 are the only representations and warranties being made by BancShares and its Subsidiaries with respect to Taxes and (ii) no representation or warranty is made with respect to the existence, availability, amount, usability, or limitations (or lack thereof) of any net operating loss, net operating loss carryforward, capital loss, capital loss carryforward, basis amount or other Tax attribute (whether federal, state, local or foreign) of BancShares or any of its Subsidiaries.

4.11    Employees.

(a)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares, each BancShares Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. For purposes of this Agreement, the term “BancShares Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all equity, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination change in control, retention, employment, welfare, insurance, medical, fringe or other benefit plans, programs, agreements, contracts, policies, arrangements or remuneration of any kind with respect to which BancShares or any Subsidiary or any trade or business of BancShares or any of its Subsidiaries, whether or not incorporated, all of which together with BancShares would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “BancShares ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by BancShares or any of its Subsidiaries or any BancShares ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of BancShares or any of its Subsidiaries or any BancShares ERISA Affiliate, excluding, in each case, any Multiemployer Plan.

(b)    BancShares has made available to CIT true and complete copies of each material BancShares Benefit Plan and the following related documents, to the extent applicable: (i) all summary plan descriptions, amendments, modifications or material supplements, (ii) the most recent annual report (Form 5500) filed with the IRS, (iii) the most recently received IRS determination letter, and (iv) the most recently prepared actuarial report.

(c)    The IRS has issued a favorable determination letter or opinion with respect to each BancShares Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “BancShares Qualified Plans”) and the related trust, which letter or opinion has not been revoked (nor has revocation been threatened), and, to the knowledge of BancShares, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any BancShares Qualified Plan or the related trust.

(d)    Except as would not result in any material liability to BancShares, with respect to each BancShares Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code: (i) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted, (ii) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (iii) the present value of accrued benefits under such BancShares Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such BancShares Benefit Plan’s actuary with respect to such BancShares Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such BancShares Benefit Plan allocable to such accrued benefits, (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (v) all premiums to the PBGC have been timely paid in full, (vi) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by BancShares or any of its Subsidiaries, and (vii) the PBGC has not instituted proceedings to terminate any such BancShares Benefit Plan.

(e)    None of BancShares and its Subsidiaries nor any BancShares ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to a Multiemployer Plan or a Multiple

Employer Plan, and none of BancShares and its Subsidiaries nor any BancShares ERISA Affiliate has incurred any liability that has not been satisfied to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(f)    Except as would not result in any material liability to BancShares, no BancShares Benefit Plan provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(g)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares, all contributions required to be made to any BancShares Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any BancShares Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of BancShares.

(h)    There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to BancShares’ knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the BancShares Benefit Plans, any fiduciaries thereof with respect to their duties to the BancShares Benefit Plans or the assets of any of the trusts under any of the BancShares Benefit Plans that would reasonably be expected to result in any liability of BancShares or any of its Subsidiaries in an amount that would be material to BancShares and its Subsidiaries, taken as a whole.

(i)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares, none of BancShares and its Subsidiaries nor any BancShares ERISA Affiliate has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) which would reasonably be expected to subject any of the BancShares Benefit Plans or their related trusts, BancShares, any of its Subsidiaries or any BancShares ERISA Affiliate to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(j)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, the acceleration of vesting, exercisability, funding or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of BancShares or any of its Subsidiaries, or result in any limitation on the right of BancShares or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any BancShares Benefit Plan or related trust on or after the Effective Time. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by BancShares or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(k)    No BancShares Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise.

(l)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares, there are no pending or, to BancShares’ knowledge, threatened labor grievances or unfair labor practice claims or charges against BancShares or any of its Subsidiaries, or any strikes or other labor disputes against BancShares or any of its Subsidiaries. Neither BancShares nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of BancShares or any of its Subsidiaries and there are no pending or, to the knowledge of BancShares, threatened organizing efforts by any union or other group seeking to represent any employees of BancShares or any of its Subsidiaries.

4.12    SEC Reports. BancShares has previously made available to CIT an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since December 31, 2017 by BancShares pursuant to the Securities Act or the Exchange Act (the “BancShares Reports”) and (b) communication mailed by BancShares to its stockholders since December 31, 2017 and prior to the date hereof, and no such BancShares Report or communication, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2017, as of their respective dates, all BancShares Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of BancShares has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from, or unresolved issued raised by, the SEC with respect to any of the BancShares Reports.

4.13    Compliance with Applicable Law.

(a)    BancShares and each of its Subsidiaries hold, and have at all times since December 31, 2017, held, all licenses, registrations, franchises, certificates, variances, permits charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, variance, permit, charter or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BancShares, and to the knowledge of BancShares, no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit, charter or authorization is threatened.

(b)    Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BancShares, BancShares and each of its Subsidiaries have complied with and are not in default or violation under, and to the knowledge of BancShares, there are no facts or circumstances that would reasonably be expected to cause BancShares or any of its Subsidiaries to violate, any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to BancShares or any of its Subsidiaries, including all laws related to data protection or privacy (including laws relating to the privacy and security of Personal Data), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Coronavirus Aid, Relief, and Economic Security (CARES) Act, the Small Business Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, any regulations applicable to the United States Department of the Treasury Home Affordable Modification Program, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act of 1996, the General Data Protection Regulation (Regulation (EU) 2016/679), the California Consumer Privacy Act, any and all Sanctions laws or regulations enforced by OFAC and any other law, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. Sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, Regulation O, the Real Estate Procedures Act, any applicable federal or state laws relating to consumer protection, installment sales, or usury, all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans, and all laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, worker classification, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment and workers’ compensation. BancShares and its Subsidiaries have established and maintain a system of internal controls designed to ensure compliance in all material respects by BancShares and its Subsidiaries with applicable financial recordkeeping and reporting requirements of applicable money laundering prevention laws in jurisdictions where BancShares and its Subsidiaries conduct business.

(c)    FCB is an “insured depository institution” as defined in the Federal Deposit Insurance Act of 1950 and applicable regulations thereunder. FCB has a Community Reinvestment Act rating of “satisfactory” or better. The deposits of FCB are insured by the FDIC in accordance with the Federal Deposit Insurance Act of 1950 to the full extent permitted by law, and FCB has timely paid all premiums and assessments and timely filed all reports required by the Federal Deposit Insurance Act of 1950, except, as to the filing of such reports, where the failure to timely file such reports has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares. No proceeding for the revocation or termination of such deposit insurance is pending or, to the knowledge of BancShares, threatened. All of the deposits held by FCB (including the records and documentation pertaining to such deposits) have been established and are held in compliance with (i) all applicable policies, practices and procedures of FCB, and (ii) all applicable laws, including anti-money laundering and anti-terrorism laws and embargoed persons requirements, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BancShares.

(d)    BancShares maintains a written information privacy and security program that complies in all material respects with all requirements of all applicable data protection laws, maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any Security Breach. To the knowledge of BancShares, BancShares has not experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BancShares or require a report to a Regulatory Agency that has not been made. To the knowledge of BancShares, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on BancShares.

(e)    Without limitation, none of BancShares, or any of its Subsidiaries, or to the knowledge of BancShares, any director, officer, employee, agent or other person acting on behalf of BancShares or any of its Subsidiaries has, directly or indirectly, (i) used any funds of BancShares or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of BancShares or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of BancShares or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of BancShares or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for BancShares or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for BancShares or any of its Subsidiaries, or , in the past five (5) years, has been subject to any applicable Sanctions or in violation of any Sanctions laws or regulations, except in each case as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BancShares.

(f)    As of the date hereof, BancShares, FCB and each other insured depository institution Subsidiary of BancShares is “well-capitalized” (as such term is defined in the relevant regulation of the institution’s primary bank regulator).

(g)    Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BancShares, (i) BancShares and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of BancShares, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets and results of such fiduciary account.

4.14    Certain Contracts.

(a)    Except as set forth in Section 4.14(a) of the BancShares Disclosure Schedule or as filed with any BancShares Reports, as of the date hereof, neither BancShares nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral, but excluding any BancShares Benefit Plan):

(i)    which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)    which contains a provision that materially restricts the conduct of any line of business by BancShares or any of its Subsidiaries or upon consummation of the transactions contemplated by this Agreement will materially restrict the ability of BancShares or any of its affiliates to engage in any line of business or in any geographic region;

(iii)    with or to a labor union or guild (including any collective bargaining agreement);

(iv)    with any record or beneficial owner of five percent (5%) or more of the outstanding BancShares Common Stock;

(v)    any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Requisite BancShares Vote or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BancShares;

(vi)    (A) that relates to the incurrence of indebtedness by BancShares or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice), or (B) that provides for the guarantee, support, assumption or endorsement by BancShares or any of its Subsidiaries of, or any similar commitment by BancShares or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $10,000,000 or more;

(vii)    that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of BancShares or its Subsidiaries;

(viii)    that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $5,000,000 per annum (other than any such contracts which are terminable by BancShares or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice);

(ix)    that is a settlement, consent or similar agreement and contains any material continuing obligations of BancShares or any of its Subsidiaries;

(x)    that requires BancShares or any of its Subsidiaries, to purchase all of its requirements for a given product, good, or service, in each case, that is material to BancShares and its Subsidiaries, taken as a whole, from a given person; or

(xi)    that relates to the acquisition or disposition of any person, business or asset and under which BancShares or its Subsidiaries have or may have a material obligation or liability.

Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a), whether or not set forth in the BancShares Disclosure Schedule, is referred to herein as a “BancShares Contract.” BancShares has made available to CIT true, correct and complete copies of each BancShares Contract in effect as of the date hereof.

(b)    (i) Each BancShares Contract is valid and binding on BancShares or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on BancShares, (ii) BancShares and each of its Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each BancShares Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on BancShares, (iii) to the knowledge of BancShares, each third-party counterparty to each BancShares Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such BancShares Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on BancShares, (iv) neither BancShares nor any of its Subsidiaries has knowledge of, or has received notice of, any violation of any BancShares Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of BancShares or any of its Subsidiaries or, to the knowledge of BancShares, any other party thereto, of or under any such BancShares Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on BancShares.

4.15    Securitizations. Other than (x) Standard Securitization Undertakings and (y) in the case of a Non-Recourse Subsidiary, any Securitization Contract of such Non-Recourse Subsidiary and any other contract governing the indebtedness of such Non-Recourse Subsidiary for borrowed money, no contract governing any indebtedness for borrowed money of the Non-Recourse Subsidiaries, nor any other Securitization Contract, would require BancShares or any of its Subsidiaries to make a material payment directly related to (A) one or more uncollectible or uncollected loans or receivables, or (B) one or more failures of any Non-Recourse Subsidiary to make a payment to (1) any lender to such Non-Recourse Subsidiary, (2) any holder of a note issued by such Non-Recourse Subsidiary, (3) any other creditor of such Non-Recourse Subsidiary, or (4) any agent, custodian or trustee for any such lender, holder or creditor. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares, none of BancShares nor any of its Subsidiaries is in violation of any representations made pursuant to any operative contract governing any indebtedness for borrowed money of any Non-Recourse Subsidiary or any other Securitization Contract relating to the ability of BancShares, any of its Subsidiaries or any Non-Recourse Subsidiary to perform its obligations under any Securitization Contract (or any contract, agreement or instrument referenced in any Securitization Contract).

4.16    Agreements with Regulatory Agencies. Subject to Section 9.14, neither BancShares nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2018, a recipient of any supervisory letter from, or since January 1, 2018, has adopted any policies, procedures or board resolutions at the request or suggestion of, any

Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the BancShares Disclosure Schedule, a “BancShares Regulatory Agreement”), nor has BancShares or any of its Subsidiaries been advised since January 1, 2018, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such BancShares Regulatory Agreement.

4.17    Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares, BancShares and its Subsidiaries are in compliance, and have complied, with all Environmental Laws. There are no legal, administrative, arbitral or other proceedings, claims, notice, citations or actions or, to the knowledge of BancShares, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on BancShares or any of its Subsidiaries of any liability or obligation arising under any Environmental Law pending or threatened against BancShares, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares. To the knowledge of BancShares, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares. BancShares is not subject to any settlement agreement, consent agreement, consent order, or other document pursuant to which any legal, administrative, arbitral or other proceeding, claim, notice, citation or action, or to the knowledge of BancShares, any private environmental investigation or remediation activity or governmental investigation, or proceeding threatened against BancShares or any of its Subsidiaries (a) relating to alleged noncompliance (including by any predecessor) with or liability under any Environmental Law or (b) relating to the presence of or release into the environment of any hazardous substance, in each case, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares.

4.18    Investment Securities and Commodities.

(a)    Each of BancShares and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements) which are material to BancShares’ business on a consolidated basis, free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of BancShares or its Subsidiaries. Such securities and commodities are valued on the books of BancShares in accordance with GAAP in all material respects.

(b)    Neither BancShares nor any of its Subsidiaries owns securities, in each case that are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes,” or “capped floating rate mortgage derivatives” or are likely to have changes in value as a result of interest or exchange rate changes that materially exceed normal changes in value attributable to interest or exchange rate changes. Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on BancShares, each Derivative Transaction, which BancShares or any of its Subsidiaries has entered into for its own account, or which the BancShares or any of its Subsidiaries has agreed to enter into for their own account, was or will be entered into for bona fide hedging purposes and not for speculation. Each Derivative Transaction entered into for the account of the BancShares or any of its Subsidiaries, or for the account of any customer thereof, and each such Derivative Transaction which BancShares or any of its Subsidiaries has agreed to enter into, (i) was or will be entered into in the ordinary course of business, in accordance with applicable rules, regulations and policies of any Governmental Entity of competent jurisdiction, with counterparties believed to be financially responsible at the time, and (ii) is in full force and effect and constitutes a valid and legally binding obligation of BancShares or such Subsidiary, as the case may be, enforceable against such person in accordance with its terms, in each case except as enforceability may be limited by the Enforceability Exceptions. Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on BancShares, BancShares and its Subsidiaries have duly performed their obligations thereunder to the extent that such obligations have accrued, and, to the knowledge of BancShares, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.19    Real Property. BancShares or a BancShares Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the BancShares Reports as being owned by BancShares or an BancShares Subsidiary or acquired after the date thereof which are material to BancShares’ business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “BancShares Owned Properties”), free and clear of all material Liens, except for Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such BancShares Reports or acquired after the date thereof which are material to BancShares’ business on a consolidated basis (except for leases that have expired by their terms since the date thereof) (such leasehold estates, collectively with the BancShares Owned Properties, the “BancShares Real Property”), free and clear of all material Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of BancShares, the lessor. There are no pending or, to the knowledge of BancShares, threatened condemnation proceedings against the BancShares Real Property.

4.20    Intellectual Property. BancShares and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares: (a) (i) to the knowledge of BancShares, the use of any Intellectual Property by BancShares and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which BancShares or any BancShares Subsidiary acquired the right to use any Intellectual Property, and (ii) since December 31, 2017, no person has asserted in writing to BancShares that BancShares or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) to the knowledge of BancShares, no person is challenging, infringing on or otherwise violating any right of BancShares or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to BancShares or its Subsidiaries, and (c) neither BancShares nor any BancShares Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by BancShares or any BancShares Subsidiary, and BancShares and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by BancShares and its Subsidiaries.

4.21    Related Party Transactions. As of the date hereof, except as set forth in any BancShares Reports, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between BancShares or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of BancShares or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding BancShares Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of BancShares) on the other hand, of the type required to be reported in any BancShares Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been disclosed therein.

4.22    State Takeover Laws. The Boards of Directors of BancShares, FCB, and Merger Sub have each approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable Takeover Restrictions. In accordance with Section 262 of the DGCL, and Article 13 of the NCBCA, as applicable, no appraisal or dissenters’ rights will be available to the holders of BancShares Common Stock, FCB Common Stock, or Merger Sub Common Stock in connection with the Merger or the Second Step Merger.

4.23    Reorganization. No BancShares Party has taken any action and no such party is aware of any fact or circumstance that could reasonably be expected to prevent the Merger and the Second Step Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.24    Opinions of Financial Advisors. Prior to the execution of this Agreement, the Board of Directors of BancShares has received an opinion (which if initially rendered orally, has been or will be confirmed by written opinion of the same date) from Piper Sandler Companies, to the effect that as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth in the written opinion, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to BancShares. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.25    BancShares Information. The information relating to BancShares and its Subsidiaries or that is provided by BancShares or its Subsidiaries or their respective representatives for inclusion in the Joint Proxy Statement and the S-4, or in any other document filed with any Regulatory Agency or Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to CIT or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to CIT or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.26    Loan Portfolio.

(a)    As of the date hereof, except as set forth in Section 4.26(a) of the BancShares Disclosure Schedule, neither BancShares nor any of its Subsidiaries is a party to any written or oral Loan in which BancShares or any Subsidiary of BancShares is a creditor that, as of June 30, 2020, had an outstanding balance of $10,000,000 or more and under the terms of which the obligor was, as of June 30, 2020, over ninety (90) days or more delinquent in payment of principal or interest. Set forth in Section 4.26(a) of the BancShares Disclosure Schedule is a true, correct and complete list of (A) all the Loans of BancShares and its Subsidiaries that, as of June 30, 2020, had an outstanding balance of $10,000,000 and were classified by BancShares as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Troubled Debt Restructuring,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of BancShares or any of its Subsidiaries that, as of June 30, 2020, is classified as “Other Real Estate Owned” and the book value thereof.

(b)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares, each Loan of BancShares or any of its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be (without any oral amendments or modifications thereto, (ii) to the extent carried on the books and records of BancShares and its Subsidiaries as secured Loans, has been secured by valid restrictions, claims or Liens, as applicable, which have been perfected, (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions and (iv) is not subject to any claim as to the enforcement which been asserted in writing against BancShares, FCB or such Subsidiaries for which there is a reasonable possibility of an adverse determination.

(c)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares, each outstanding Loan of BancShares or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of BancShares and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares, (i) none of BancShares or any of its Subsidiaries is in breach of any representation or warranty made by it with respect to Loan eligibility requirements under any contract pursuant to which it has originated or securitized a Pool, (ii) each of BancShares and its Subsidiaries has complied with all of its obligations to properly certify or, if required, recertify such Pools in accordance with such contracts and all applicable laws; and (iii) none of BancShares or any of its Subsidiaries has any obligation to repurchase any Loans or interests under the contracts pursuant to which BancShares, FCB or any of their Subsidiaries has sold any Pool, or participations in Pools.

(e)    There are no outstanding Loans made by BancShares or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of BancShares or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance in all material respects with Regulation O promulgated by the Federal Reserve Board or that are exempt therefrom.

(f)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares, neither BancShares, FCB nor any of their Subsidiaries is now or has been since January 1, 2018, subject to any fine, suspension, or settlement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale, or servicing of mortgage or consumer Loans.

4.27    Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on BancShares, (a) BancShares and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of BancShares reasonably has determined to be prudent and consistent with industry practice, and BancShares and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of BancShares and its Subsidiaries, BancShares or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. There is no claim for coverage by BancShares or any of its Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy. Neither BancShares nor any of its Subsidiaries has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.

4.28    Investment Advisor Subsidiaries.

(a)    Certain of BancShares’ Subsidiaries provide investment management, investment advisory or sub-advisory services (including management and advice provided to separate accounts and participation in wrap fee programs) and are required to register with the SEC as an investment adviser under the Investment Advisers Act (each such Subsidiary, a “BancShares Advisory Entity”). Each BancShares Advisory Entity is registered as an investment adviser under the Investment Advisers Act and has operated since January 1, 2017 and is currently operating in compliance with all laws applicable to it or its business and has all registrations, permits, licenses, exemptions, orders and approvals required for the operation of its business or ownership of its properties and assets substantially as presently conducted, except in each case as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on BancShares.

(b)    The accounts of each advisory client of BancShares or its Subsidiaries, for purposes of the Investment Advisers Act, that are subject to ERISA have been managed by the applicable BancShares Advisory Entity in compliance with the applicable requirements of ERISA, except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on BancShares.

(c)    None of the BancShares Advisory Entities nor any “person associated with an investment adviser” (as defined in the Investment Advisers Act) of any of them is ineligible pursuant to Section 203 of the Investment

Advisers Act to serve as an investment advisor or as a person associated with a registered investment advisor, except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on BancShares.

4.29    Insurance Subsidiaries.

(a)    Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on BancShares, (i) since January 1, 2018, at the time each agent, representative, producer, reinsurance intermediary, wholesaler, third-party administrator, distributor, broker, employee or other person authorized to sell, produce, manage or administer products on behalf of any BancShares Subsidiary (“BancShares Agent”) wrote, sold, produced, managed, administered or procured business for a BancShares Subsidiary, such BancShares Agent was, at the time the BancShares Agent wrote or sold business, duly licensed for the type of activity and business written, sold, produced, managed, administered or produced to the extent required by applicable law, (ii) no BancShares Agent has been since January 1, 2018, or is currently, in violation (or with or without notice or lapse of time or both, would be in violation) of any law, rule or regulation applicable to such BancShares Agent’s writing, sale, management, administration or production of insurance business for any BancShares Insurance Subsidiary (as defined below), and (iii) each BancShares Agent was appointed by BancShares or a BancShares Insurance Subsidiary in compliance with applicable insurance laws, rules and regulations and all processes and procedures undertaken with respect to such BancShares Agent were undertaken in compliance with applicable insurance laws, rules and regulations. “BancShares Insurance Subsidiary” means each Subsidiary of BancShares through which insurance operations is conducted.

(b)    Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on BancShares, (i) since January 1, 2018, BancShares and the BancShares Insurance Subsidiaries have made all required notices, submissions, reports or other filings under applicable insurance holding company statutes, (ii) all contracts, agreements, arrangements and transactions in effect between any BancShares Insurance Subsidiary and any affiliate are in compliance in all material respects with the requirements of all applicable insurance holding company statutes, and (iii) each BancShares Insurance Subsidiary has operated and otherwise been in compliance with all applicable insurance laws, rules and regulations.

4.30    Broker-Dealer Subsidiaries.

(a)    BancShares has certain Subsidiaries that are registered, licensed or qualified, or are required to be registered, licensed or qualified, as a broker-dealer in accordance with any regulatory or legal requirement applicable to such BancShares Subsidiary (each, a “BancShares Broker-Dealer Subsidiary”). Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on BancShares: (i) each BancShares Broker-Dealer Subsidiary is duly registered under the Exchange Act as a broker-dealer with the SEC and is in compliance with the applicable provisions of the Exchange Act, including the net capital requirements and customer protection requirements thereof; (ii) each BancShares Broker-Dealer Subsidiary is a member in good standing with FINRA and any other applicable SRO and in compliance with all applicable rules and regulations of FINRA and any such SRO of which it is a member or which otherwise has authority over it; (iii) each BancShares Broker-Dealer Subsidiary (and each registered representative thereof) is duly registered, licensed or qualified as a broker-dealer or registered representative, as applicable, under, and in compliance with, the applicable laws of all jurisdictions in which it is required to be so registered and each such registration, license or qualification is in full force and effect and in good standing; and (iv) there is no action, suit, proceeding or investigation pending or, to the knowledge of BancShares, threatened that would reasonably be likely to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such registrations, licenses and qualifications.

(b)    Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on BancShares, (i) none of the BancShares Broker-Dealer Subsidiaries nor any “associated person” thereof (A) is or has been ineligible to serve as a broker-dealer or an associated person of a broker-dealer under Section 15(b) of the Exchange Act, (B) is subject to a “statutory disqualification” as defined in Section 3(a)(39) of the Exchange Act, or (C) is subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of any BancShares Broker-Dealer Subsidiary as broker-dealer, municipal securities dealer, government securities broker or government securities dealer under Section 15, Section 15B or Section 15C of the Exchange Act, and (ii) there is no action, suit, proceeding or investigation pending or, to the knowledge of BancShares, threatened, that is reasonably likely to result in any such person being deemed ineligible as described in clause (A), subject to a “statutory disqualification” as described in clause (B) or subject to a disqualification as described in clause (C).

4.31    No Other Representations or Warranties.

(a)    Except for the representations and warranties made by the BancShares Parties in this Article IV, no BancShares Party nor any other person makes any express or implied representation or warranty with respect to BancShares, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the BancShares Parties hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, no BancShares Party nor any other person makes or has made any representation or warranty to CIT or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the BancShares Parties, any of their Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by the BancShares Parties in this Article IV, any oral or written information presented to CIT or any of its affiliates or representatives in the course of their due diligence investigation of the BancShares Parties, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)    Each BancShares Party acknowledges and agrees that neither CIT nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1    Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the CIT Disclosure Schedule or the BancShares Disclosure Schedule), required by law (including the Pandemic Measures) or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), each of BancShares and CIT shall, and shall cause each of its respective Subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or delay the ability of any BancShares Party or CIT to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis. Notwithstanding anything to the contrary set forth in this Section 5.1 or Section 5.2, a party and its Subsidiaries may take any commercially reasonable actions that such party reasonably determines are necessary or prudent for such party to take or not take in response the Pandemic or the Pandemic Measures; provided that such party shall provide prior notice to and consult with the other party in good faith to the extent such actions would otherwise require consent of the other party under this Section 5.1 or Section 5.2.

5.2    Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the BancShares Disclosure Schedule or the CIT Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law (including the Pandemic Measures), neither BancShares nor CIT shall, and neither BancShares nor CIT shall permit any of their respective Subsidiaries to, without the prior written consent of the other party to this Agreement (such consent not to be unreasonably withheld, conditioned or delayed):

(a)    other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of two (2) years, (ii) the creation of deposit liabilities (including reciprocal and brokered deposits), (iii) issuances of letters of credit, (iv) purchases of federal funds, (v) sales of certificates of deposit and (vi) entry into repurchase agreements, in each case in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of CIT or any of its wholly owned Subsidiaries to CIT or any of its wholly owned Subsidiaries, on the one hand, or of BancShares or any of its wholly owned Subsidiaries to BancShares or any of its wholly owned Subsidiaries, on the other hand), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(b)    (i)     adjust, split, combine or reclassify any capital stock;

(ii)    make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any CIT Securities or CIT Subsidiary Securities, in the case of CIT, or BancShares Securities or BancShares Subsidiary Securities, in the case of BancShares, except, in each case, (A) regular quarterly cash dividends by CIT at a rate not in excess of $0.35 per share of CIT Common Stock and regular quarterly cash dividends by BancShares at a rate not in excess of $0.50 per share of BancShares Common Stock, (B) dividends paid by any of the Subsidiaries of each of BancShares and CIT to BancShares or CIT or any of their wholly owned Subsidiaries, respectively, (C) dividends provided for and paid on any preferred securities (including trust preferred securities) of BancShares, CIT or their respective Subsidiaries in accordance with the terms thereof or (D) the acceptance of shares of CIT Common Stock or BancShares Common Stock, as the case may be, as payment for the exercise price of stock appreciation rights or stock options or for withholding Taxes incurred in connection with the exercise of stock appreciation rights or stock options or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;

(iii)    grant any stock appreciation rights, stock options, restricted stock units, performance units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any CIT Securities or CIT Subsidiary Securities, in the case of CIT, or BancShares Securities or BancShares Subsidiary Securities, in the case of BancShares; or

(iv)    issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any CIT Securities or CIT Subsidiary Securities, in the case of CIT, or BancShares Securities or BancShares Subsidiary Securities, in the case of BancShares, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any CIT Securities or CIT Subsidiary Securities, in the case of CIT, or BancShares Securities or BancShares Subsidiary Securities, in the case of BancShares, except pursuant to the exercise of stock appreciation rights or stock options or the settlement of equity compensation awards in accordance with their terms;

(c)    sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business or pursuant to contracts or agreements in force at the date of this Agreement;

(d)    except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person for consideration in excess of $100,000,000, in each case other than a wholly owned Subsidiary of CIT or BancShares, as applicable;

(e)    in each case except for transactions in the ordinary course of business, terminate, materially amend, or waive any material provision of, any CIT Contract or BancShares Contract, as the case may be, or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to CIT or BancShares, as the case may be, or enter into any contract that would constitute a CIT Contract or BancShares Contract, as the case may be, if it were in effect on the date of this Agreement;

(f)    except as required under applicable law or the terms of any CIT Benefit Plan or BancShares Benefit Plan existing as of the date hereof, as applicable, (i) enter into, establish, adopt, amend or terminate any CIT Benefit Plan or BancShares Benefit Plan, or any arrangement that would be a CIT Benefit Plan or a BancShares Benefit Plan if in effect on the date hereof, other than (x) in the ordinary course of business consistent with past practice and (y) as would not reasonably be expected to materially increase the cost of benefits under any CIT Benefit Plan, BancShares Benefit Plan, CIT Contract or BancShares Contract, as the case may be, (ii) increase the compensation or benefits payable to any current or former employee, officer, director or individual consultant, other than increases to current employees and officers (x) in connection with a promotion or change in responsibilities and to a level consistent with similarly situated peer employees, (y) in the ordinary course of business consistent with past practice or (z) the payment of incentive compensation for completed performance periods based upon corporate performance, the performance of such employee and, if applicable, such employee’s business, (iii) accelerate the vesting of any equity-based awards or other compensation, (iv) enter into any new, or amend any existing, employment, severance, change in control, retention, collective bargaining agreement or similar agreement or arrangement, (v) fund any rabbi trust or similar arrangement or in any other way secure the payment of compensation or benefits under any CIT Benefit Plan, BancShares Benefit Plan, CIT Contract or BancShares Contract, as the case may be, or (vi) hire any employee with an annual compensation (base salary and target annual incentive opportunity) in excess of $500,000, other than as a replacement hire receiving substantially similar terms of employment;

(g)    settle any material claim, suit, action or proceeding, except involving solely monetary remedies in an amount, individually and in the aggregate, that is not material to CIT or BancShares, as applicable, and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its Subsidiaries or the Surviving Bank or to the receipt of regulatory approvals for the Merger on a timely basis;

(h)    take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger and the Second Step Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(i)    amend its certificate of incorporation, its bylaws or comparable governing documents of its Subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC;

(j)    other than in prior consultation with the other party to this Agreement, materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(k)    implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

(l)    enter into any new line of business or, other than in the ordinary course of business consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any material change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof or individual loans), except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(m)    make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes;

(n)    merge or consolidate itself or any of its Subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC;

(o)    with respect to CIT, except as to any Railcar asset included on the Railcar Tape, subject any of its properties or assets to any material Lien (other than Permitted Encumbrances and other Liens existing as of the date of this Agreement and other than in connection with securing advances, repurchase agreements, and other borrowings not prohibited by this Agreement);

(p)    with respect to CIT, sell, pledge, dispose of, transfer, encumber or otherwise impose any Lien on any Railcar asset included on the Railcar Tape or otherwise leased by CIT or any of its Subsidiaries as lessor, except (i) the sale or disposal of railcars as a result of a casualty event, (ii) between CIT and its Subsidiaries, (iii) the re-lease, in the ordinary course of business, of any Railcar that comes off-lease between the date of this Agreement and the Closing, or (iv) the sale of inventory (including railcars and including the sale of obsolete, worn-out or immaterial assets for scrap) in the ordinary course of business or the leasing of railcars in the ordinary course of business (it being agreed that any contract or series of related contracts for the sale or lease of more than 2,500 railcars per fiscal quarter shall be regarded as not being in the ordinary course of business);

(q)    take any action that is intended or expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied, except as may be required by applicable law; or

(r)    agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1    Regulatory Matters.

(a)    Promptly after the date of this Agreement, BancShares and CIT shall prepare and file with the SEC the Joint Proxy Statement, and BancShares shall prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. BancShares and CIT, as applicable, shall use reasonable best efforts to make such filings within thirty (30) days of the date of this Agreement. Each of BancShares and CIT shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filings, and to keep the S-4 effective for so long as necessary to consummate the transactions contemplated by this Agreement, and BancShares and CIT shall thereafter mail or deliver the Joint Proxy Statement to their respective stockholders. BancShares shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and CIT shall furnish all information concerning CIT and the holders of CIT Common Stock as may be reasonably requested in connection with any such action.

(b)    The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings and in the case of the applications, notices, petitions and filings in respect of the Requisite Regulatory Approvals, use their reasonable best efforts to make them within thirty (30) days of the date of this Agreement, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger, the Second Step Merger, and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. BancShares and CIT shall have the right to review for a reasonable period of time in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to CIT or BancShares, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity, including the Joint Proxy Statement, the S-4 and any other filing made in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein, and each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to applicable law. As used in this Agreement, the term “Requisite Regulatory Approvals” shall mean all regulatory authorizations, consents, orders and approvals (and the expiration or termination of all statutory waiting periods in respect thereof) (i) from FINRA, the Federal Reserve Board or the relevant Federal Reserve Banks acting under delegated authority pursuant to the BHC Act and Regulations W and Y, and pursuant to Regulation K and Section 25A of the Federal Reserve Act (to establish an Edge Act corporation to own the foreign subsidiaries of CIT), the FDIC pursuant to the Bank Merger Act and FDI Act, the Antitrust Division of the US Department of Justice, and the North Carolina Commissioner of Banks pursuant to N.C. Gen. Stat. §§ 53C-7-201 to 53C-7-209; and (ii) set forth in Section 3.4 or Section 4.4 that are necessary to consummate the transactions contemplated by this Agreement (including the Merger, the Second Step Merger, and the Bank Merger) or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on BancShares or the Surviving Bank.

(c)    Each party shall use its reasonable best efforts to respond to any request for information and resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing contained herein shall be deemed to require any BancShares Party or CIT or any of their respective Subsidiaries, to, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities or third parties, take any action, or commit to take any action, or agree to any condition or restriction that would reasonably be expected to have a Material Adverse Effect on BancShares or the Surviving Bank (assuming for this purpose that the Surviving Bank consists of FCB and CIT and their respective Subsidiaries taken as a whole) (a “Materially Burdensome Regulatory Condition”), provided that the sale of one or more branches of BancShares or CIT in a geographic banking market shall not constitute, or be taken into account in determining whether there would be, a Materially Burdensome Regulatory Condition.

(d)    The BancShares Parties and CIT shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of BancShares, CIT or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Second Step Merger, the Bank Merger and the other transactions contemplated by this Agreement.

(e)    The BancShares Parties and CIT shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained, or that the receipt of any such approval will be delayed.

6.2    Access to Information; Confidentiality.

(a)    Subject to Section 9.14, upon reasonable notice and subject to applicable laws (including the Pandemic Measures), each of BancShares, FCB, Merger Sub, and CIT, for the purposes of verifying the representations and warranties of the other and preparing for the Merger, the Second Step Merger, and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and each shall cooperate with the other party in preparing to execute after the Effective Time the conversion or consolidation of systems and business operations generally, and, during such period, each of BancShares, FCB, Merger Sub, and CIT shall, and shall cause its respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that the BancShares Parties or CIT, as the case may be, is not permitted to disclose under applicable law), (ii) the information set forth on Section 6.2(a) of the CIT Disclosure Schedule and (iii) all other information concerning its business, properties, assets, liabilities and personnel as such party may reasonably request. No BancShares Party nor CIT nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of the BancShares Parties’ or CIT’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties), contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement or to the extent that the BancShares Parties or CIT, as the case may be, reasonably determines, in light of Pandemic or the Pandemic Measures that such access would jeopardize the health and safety of any of its employees. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)    Each of BancShares, FCB, and Merger Sub on one hand, and CIT on the other hand, shall hold all information furnished by or on behalf of the other party or parties, as applicable, or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated June 8, 2020, between BancShares and CIT (the “Confidentiality Agreement”).

(c)    No investigation by any of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give any party, directly or indirectly, the right to control or direct the operations of the other parties prior to the Effective Time. Prior to the Effective Time, the parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.3    Stockholders’ Approvals.

(a)    Each of BancShares and CIT shall call a meeting of its stockholders (the “BancShares Meeting” and the “CIT Meeting,” respectively) to be held as soon as reasonably practicable after the S-4 is declared effective, for the purpose of obtaining (a) the Requisite CIT Vote and the Requisite BancShares Vote required in connection with this Agreement and the Merger and (b) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of stockholders in connection with the approval of a merger agreement or the transactions contemplated thereby, and each of CIT and BancShares shall use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date. Such meetings may be held virtually, subject to applicable law and the organizational documents of each party. Subject to Section 6.3(b), each of BancShares and CIT and their respective Boards of Directors shall use its reasonable best efforts to obtain from the stockholders of BancShares and CIT, as applicable, the Requisite BancShares Vote and the Requisite CIT Vote, as applicable, including by communicating to the respective stockholders of BancShares and CIT its recommendation (and including such recommendation in the Joint Proxy Statement) that, in the case of BancShares, the stockholders of BancShares approve this Agreement (the “BancShares Board Recommendation”), and in the case of CIT, that the stockholders of CIT approve this Agreement (the “CIT Board Recommendation”), and each of BancShares and CIT and their respective Boards of Directors shall not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the BancShares Board Recommendation, in the case of BancShares, or the CIT Board Recommendation, in the case of CIT, (ii) fail to make the BancShares Board Recommendation, in the case of BancShares, or the CIT Board Recommendation, in the case of CIT, in the Joint Proxy Statement, (iii) adopt, approve, recommend, endorse an Acquisition Proposal, (iv) publicly propose to do any of the foregoing (any of the foregoing actions described in clauses (i) through (iv), a “Recommendation Change”) or (v) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement (other than a confidentiality agreement referred to in Section 6.12(a) entered into in compliance with Section 6.12(a)) providing for an Acquisition Proposal (an “Alternative Acquisition Agreement”).

(b)    Notwithstanding anything in this Agreement to the contrary, subject to Section 8.1 and Section 8.2, prior to the receipt of the Requisite BancShares Vote, in the case of BancShares, or the Requisite CIT Vote, in the case of CIT, each of the Boards of Directors of BancShares and CIT may submit this Agreement to its stockholders without recommendation (which, for the avoidance of doubt, shall constitute a Recommendation Change), in which event such Board of Directors may communicate the basis for its lack of recommendation to its stockholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), if (i)(A) such Board of Directors has received an Acquisition Proposal, which it believes in good faith, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, constitutes a Superior Proposal (in which event, subject to compliance with this Section 6.3(b), the Board of Directors of CIT may cause CIT to terminate this Agreement pursuant to Section 8.1(f) and the Board of Directors of BancShares may cause BancShares to terminate this Agreement pursuant to Section 8.1(g)) or (B) an Intervening Event has occurred, and (ii) such Board of Directors, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that failure to take such actions would more likely than not result in a violation of its fiduciary duty under applicable law, in each case, if, but only if, (1) BancShares and CIT, as applicable, have complied in all material respects with Section 6.12, (2) BancShares or CIT, as applicable, delivers to the other party at least four (4) business days’ prior written notice of its intention to take such action, and furnishes to the other party a reasonable description of the events or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, the identity of the person making such Acquisition Proposal, a copy of the proposed transaction agreement(s) and all other documents relating to such Acquisition Proposal), (3) prior to taking such action, BancShares or CIT, as applicable, negotiates, and causes its financial, legal, and other advisors to negotiate, in good faith with the other party, during the four (4) business day period following BancShares’ or CIT’s, as applicable, delivery of the notice referred to in such sub-clause (2) above (to the extent the party receiving such notice desires to so negotiate), and (4) after the conclusion of such four (4) business day period, the Board of Directors of BancShares or CIT, as applicable, determines in good faith, after giving effect to all of the adjustments (if any) which may be offered by the other party pursuant to sub-clause (3) above, that, in the case of actions described in clause (i)(A) above, such Acquisition Proposal continues to constitute a Superior Proposal and in case of actions described in either clause (i)(A) or clause (i)(B) above, it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the BancShares Board Recommendation or the CIT Board Recommendation, as applicable (it being agreed that, if such actions are being taken in response to an Acquisition Proposal, in the event that, following delivery of the notice referred to in sub-clause (2) above, there is any material revision to the terms of such Acquisition Proposal, including, any revision in price, the four (4) business day period during which the parties agree to negotiate in good faith shall be extended, if applicable, to ensure that at least two (2) business days remain to negotiate subsequent to the time BancShares or CIT, as applicable, notifies the other party of any such material revision (it being understood that there may be multiple extensions)). As used in this Agreement, the term “Intervening Event” means any material event, change, effect, development, condition, circumstance or occurrence that (I) improves or would be reasonably likely to improve the business, financial condition or results of operations of BancShares and its Subsidiaries, taken as a whole, or CIT and its Subsidiaries, taken as a whole, as applicable, (II) is not known by or reasonably foreseeable to the Board of Directors of BancShares or the Board of Directors of CIT, as applicable, as of the date of this Agreement and (III) does not relate to any Acquisition Proposal, the end or reduction of the Pandemic or the lifting or expiration of the Pandemic Measures; provided, that, for the avoidance of doubt, neither of the following shall be considered or taken into account in determining whether an Intervening Event has occurred: (x) changes in the trading price or trading volume of the CIT Common Stock (it being understood that the underlying cause of such change may be taken into account to the extent not otherwise excluded by this definition), or (y) the fact alone that BancShares or CIT, as applicable, meets or exceeds any internal or published forecasts or projections for any period (it being understood that the underlying cause of such over-performance by BancShares or CIT, as applicable, may be taken into account to the extent not otherwise excluded by this definition).

(c)    Notwithstanding any Recommendation Change, unless this Agreement has been terminated, the BancShares Meeting and CIT Meeting shall be convened and this Agreement shall be submitted to the stockholders of BancShares and CIT at such meetings for the purpose of the stockholders of BancShares and CIT considering and voting on approval of this Agreement and any other matters required to be approved by the stockholders of BancShares and CIT in order to consummate the transactions contemplated by this Agreement. Additionally, unless this Agreement has been terminated, neither BancShares nor CIT shall submit to or for a vote of its stockholders any Acquisition Proposal.

(d)    Each of BancShares and CIT shall adjourn or postpone the BancShares Meeting and CIT Meeting, as applicable, if (i) as of the date of such meeting there are insufficient shares of common stock of BancShares or CIT, as applicable, represented (either in person or by proxy) to constitute the quorum necessary to conduct the business of such meeting, (ii) as of the date of such meeting BancShares or CIT, as applicable, has not received proxies representing a sufficient number of shares necessary for the approval of this Agreement by the stockholders of BancShares or CIT, as applicable, or (iii) required by applicable law in order to ensure that any required supplement or amendment to the Joint Proxy Statement/Prospectus is provided to the stockholders of BancShares or CIT, as applicable, a reasonable amount of time prior to such meeting; provided that, in the case of clauses (i) and (ii), neither BancShares nor CIT shall be required to adjourn or postpone the BancShares Meeting and CIT Meeting, as applicable, (x) more than two (2) times or (y) more than ten days for any one postponement or adjournment or more than 20 days in the aggregate.

6.4    Legal Conditions to Merger. Subject in all respects to Section 6.1 of this Agreement, each of the BancShares Parties and CIT shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger, the Second Step Merger, and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement as promptly as practicable, (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by CIT or the BancShares Parties or any of their respective Subsidiaries in connection with the Merger, the Second Step Merger, the Bank Merger and the other transactions contemplated by this Agreement, and (c) to obtain the tax opinions referenced in Section 7.2(c) and Section 7.3(c), including by executing and delivering representations contained in certificates of officers of BancShares, FCB, and CIT reasonably satisfactory in form and substance to BancShares’ and CIT’s counsel.

6.5    Stock Exchange Listing.

(a)    BancShares shall cause the shares of BancShares Class A Common Stock and New BancShares Series C Preferred Stock to be issued in the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.

(b)    To the extent requested by BancShares, prior to the Effective Time, CIT shall cooperate with BancShares and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and the rules and policies of the NYSE to enable the delisting by the Surviving Entity of CIT securities from the NYSE and the deregistration of the CIT securities under the Exchange Act as promptly as practicable after the Effective Time.

6.6    Employee Matters.

(a)    Commencing on the Effective Time and ending on December 31 of the year in which the Closing occurs (and including any later payments in respect of such period), BancShares shall provide employees of CIT and its Subsidiaries who at the Effective Time become employees of BancShares or its Subsidiaries (the “Continuing Employees”) with the following compensation and benefits: (i) a base salary or base wage rate, as applicable, that is no less favorable than the base salary or base wage rate, as applicable, provided to such Continuing Employee immediately prior to the Effective Time, (ii) cash and equity-based short-term and long-term incentive compensation or bonus opportunities (including sales incentives) that are no less favorable, in the aggregate, than the short-term and long-term incentive compensation or bonus opportunities (including sales incentives), in the aggregate, provided to such Continuing Employee immediately prior to the Effective Time (provided that (x) BancShares may make any incentive compensation or bonus opportunities (or any portion thereof) referred to in this clause (ii) payable in cash in lieu of equity and (y) CIT shall deliver to BancShares at least ten (10) business days prior to the Closing Date a schedule setting forth the amounts for each of the elements of compensation set forth in clauses (i) and (ii) for each Continuing Employee), and (iii) pension and welfare benefits that are no less favorable in the aggregate than those provided to such Continuing Employee immediately prior to the Effective Time. Promptly after the date hereof, CIT and BancShares shall cooperate in reviewing, evaluating and analyzing the CIT Benefit Plans and BancShares Benefit Plans with a view towards determining appropriate benefit plans and programs with respect to continuing employees of CIT and BancShares (“Surviving Bank Benefit Plans”), which Surviving Bank Benefit Plans will, to the extent permitted by applicable law, and among other things, treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities. Notwithstanding the foregoing, CIT and BancShares agree that, during the period commencing at the Effective Time until the second anniversary of the Closing, each Continuing Employee who is involuntarily terminated will be provided with the severance benefits that otherwise would have been payable to such employee, after giving effect to service crediting described in Section 6.6(b), under the CIT Employee Severance Plan, as amended and restated effective July 1, 2017. Following the second anniversary of the Closing, each Continuing Employee shall be eligible to participate in and receive severance benefits under those Surviving Bank Benefit Plans of the Surviving Bank in which similarly situated employees of the Surviving Bank are eligible to participate (after giving effect to service crediting described in Section 6.6(b)).

(b)    For purposes of eligibility, participation, vesting and benefit accrual (except not for purposes of benefit accrual under any defined benefit pension plan or to the extent that such credit would result in a duplication of benefits) under the BancShares Benefit Plans, CIT Benefit Plans and any Surviving Bank Benefit Plans, service with or credited by BancShares, CIT or any of their respective Subsidiaries or predecessors for Continuing Employees or continuing employees of BancShares or its Subsidiaries shall be treated as service with BancShares to the same extent that such service was taken into account under the analogous CIT Benefit Plan or BancShares Benefit Plan prior to the Effective Time. With respect to any CIT Benefit Plan, BancShares Benefit Plan or Surviving Bank Benefit Plan in which any employees of BancShares or CIT (or their Subsidiaries) prior to the Effective Time first become eligible to participate on or after the Effective Time, and in which such employees did not participate prior to the Effective Time, the Surviving Bank or BancShares shall: (i) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous BancShares Benefit Plan or CIT Benefit Plan, as the case may be, and (ii) provide each such employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to the Effective Time (or, if later, prior to the time such employee commenced participation in any Surviving Bank Benefit Plan) under any BancShares Benefit Plan or CIT Benefit Plan (to the same extent that such credit was given under the analogous CIT or BancShares Benefit Plan) in satisfying any applicable deductible or out-of-pocket requirements under any CIT Benefit Plan, BancShares Benefit Plan or Surviving Bank Benefit Plan in which such employee first become eligible to participate after the Effective Time.

(c)    BancShares and FCB hereby acknowledge that the transactions contemplated by this Agreement shall constitute a “change in control,” “change of control” or term or concept of similar import of CIT and its Subsidiaries under the terms of the CIT Benefit Plans. From and after the Effective Time, BancShares or FCB agrees to honor in accordance with their terms all BancShares Benefit Plans and CIT Benefit Plans.

(d)    If requested by BancShares in a writing delivered to CIT not less than the earlier of (x) ninety (90) days after the date of this Agreement and (y) ten (10) business days before the Closing Date, the Board of Directors of CIT (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary or appropriate to terminate the CIT Group Inc. Savings Incentive Plan (the “CIT 401(k) Plan”), effective as of the day prior to the Closing Date and contingent upon the occurrence of the Effective Time. If BancShares requests that the CIT 401(k) Plan be terminated, (i) CIT shall provide BancShares with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable review and comment by BancShares) not later than two (2) days immediately preceding the Closing Date and (ii) the Continuing Employees shall be eligible to participate, effective as of the Effective Time, in a 401(k) plan sponsored or maintained by BancShares or one of its Subsidiaries (the “BancShares 401(k) Plan”), it being agreed that there shall be no gap in participation in a tax-qualified defined contribution plan. BancShares and CIT shall take any and all actions as may be required, including amendments to the CIT 401(k) Plan and/or the BancShares 401(k) Plan, to permit the Continuing Employees to make rollover contributions to the BancShares 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash or notes (in the case of loans), in an amount equal to the full account balance distributed to such employee from the CIT 401(k) Plan.

(e)    Nothing in this Agreement shall confer upon any employee, officer, director or consultant of BancShares or CIT or any of their Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Bank, CIT, BancShares or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Bank, CIT, BancShares or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of BancShares or CIT or any of their Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. For the avoidance of doubt, any Continuing Employee shall be an employee at will. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any CIT Benefit Plan, BancShares Benefit Plan, Surviving Bank Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the

Surviving Bank or any of its Subsidiaries or affiliates to amend, modify or terminate any particular CIT Benefit Plan, BancShares Benefit Plan, Surviving Bank Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of BancShares or CIT or any of their Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.7    Indemnification; Directors’ and Officers’ Insurance.

(a)    From and after the Effective Time, the Surviving Bank or BancShares shall indemnify and hold harmless and shall advance expenses as incurred, in each case to the extent (subject to applicable law) such persons are indemnified as of the date of this Agreement by CIT pursuant to the CIT Certificate of Incorporation, the CIT Bylaws, the governing or organizational documents of any Subsidiary of CIT and any indemnification agreements in existence as of the date hereof and disclosed in Section 6.7(a) of the CIT Disclosure Schedule, each present and former director, officer or employee of CIT and its Subsidiaries (collectively, the “CIT Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director, officer or employee of CIT or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement; provided, that in the case of advancement of expenses, any CIT Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such CIT Indemnified Party is not entitled to indemnification.

(b)    For a period of six (6) years after the Effective Time, the Surviving Bank or BancShares shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by CIT (provided, that the Surviving Bank or BancShares may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims arising from facts or events which occurred at or before the Effective Time; provided, however, that neither the Surviving Bank nor BancShares shall be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date hereof by CIT for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Bank or BancShares shall cause to be maintained policies of insurance which, in such entity’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, BancShares or CIT, in consultation with, but only upon the consent of BancShares, may (and at the request of BancShares, CIT shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six (6)-year “tail” policy under CIT’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c)    The obligations of the Surviving Bank, CIT or BancShares under this Section 6.7 shall not be terminated or modified after the Effective Time in a manner so as to adversely affect any CIT Indemnified Party without the prior written consent of the affected CIT Indemnified Party.

(d)    The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each CIT Indemnified Party and his or her heirs and representatives. If the Surviving Bank or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all its assets or deposits to any other person or engages in any similar transaction, then in each such case, the Surviving Bank will cause proper provision to be made so that the successors and assigns of the Surviving Bank will expressly assume the obligations set forth in this Section 6.7.

6.8    Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of BancShares, on the one hand, and a Subsidiary of CIT, on the other hand) or to vest the Surviving Bank or BancShares with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the Second Step Merger, or the Bank Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by BancShares.

6.9    Advice of Changes. The BancShares Parties, on one hand, and CIT, on the other hand, shall each promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development (i) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it or (ii) that it believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.9 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

6.10    Stockholder Litigation. The BancShares Parties, on one hand, and CIT, on the other hand, shall give the other party prompt notice of any stockholder litigation against such party or its directors or officers relating to the transactions contemplated by this Agreement, and shall give the other party the opportunity to participate (at such other’s party’s expense) in the defense or settlement of any such litigation. The BancShares Parties, on one hand, and CIT, on the other hand, shall give the other the right to review and comment on all filings or responses to be made by such party in connection with any such litigation, and will in good faith take such comments into account. The BancShares Parties, on one hand, and CIT, on the other hand, shall not agree to settle any such litigation without the other party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that the other party shall not be obligated to consent to any settlement which does not include a full release of such party and its affiliates or which imposes an injunction or other equitable relief after the Effective Time upon the Surviving Bank, BancShares, or any of their affiliates.

6.11    Corporate Governance. Prior to the Effective Time, the Board of Directors of BancShares shall take all actions necessary to cause, effective as of the Effective Time, the Boards of Directors of the Surviving Bank and BancShares to consist, as of the Effective Time, of fourteen (14) directors (i) eleven (11) of whom shall be persons designated by BancShares and (ii) three (3) of whom shall be persons designated by CIT. The eleven (11) directors designated by BancShares shall be selected from among the current directors of BancShares as of the date hereof, and the three (3) directors designated by CIT shall be selected from among the current directors of CIT as of the date hereof, which shall include Ellen R. Alemany.

6.12    Acquisition Proposals.

(a)    Each party agrees that it will not, and will cause each of its Subsidiaries and its and their respective officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to an Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, have or participate in any discussions with any person relating to any Acquisition Proposal or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.12) in connection with or relating to any Acquisition Proposal. Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Requisite BancShares Vote, in the case of BancShares, or the Requisite CIT Vote, in the case of CIT, a party receives an unsolicited bona fide written Acquisition Proposal not solicited in violation of this Section 6.12, such party may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal if, but only if, the board of directors of such party concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that such Acquisition Proposal constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal and that failure to take such actions would more likely than not result in a violation of its fiduciary duty under applicable law, and subject to providing twenty four (24) hours’ prior written notice of its decision to take such action to CIT or BancShares, as applicable, and identifying the person making the Acquisition Proposal and all of the material terms and conditions of such Acquisition Proposal; provided, that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, such party shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party. Each party will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than CIT or BancShares, as applicable, with respect to any Acquisition Proposal, and will withdraw and terminate access that was granted to any person (other than to CIT or BancShares, as applicable, and their respective affiliates and Representatives) to any “data room” (virtual or physical) that was established in connection with the transactions contemplated by this Agreement. In addition to the obligations set forth above, each party will promptly (within twenty-four (24) hours) advise the other party following receipt of any Acquisition Proposal or any request for information or inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide the other party with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or Acquisition Proposal, and will keep the other party apprised, on a current basis, of the continuing status thereof, including the material terms and conditions thereof and any material changes thereto, and shall provide to the other party copies of any written materials received by such party or any of its Subsidiaries in connection therewith. Each party shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. As used in this Agreement, “Acquisition Proposal” shall mean, with respect to BancShares or CIT, as applicable, other than the transactions contemplated by this Agreement, any offer, proposal, solicitation or inquiry relating to, or any third-party indication of interest in, or the filing of any regulatory application or notice, from or by any person relating to, (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of a party and its Subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, or (iii) any merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party. As used in this Agreement, “Superior Proposal” shall mean any bona fide written Acquisition Proposal which the board of directors of BancShares or CIT, as applicable, determines, in good faith, after taking into account all legal, financial, regulatory, and other aspects of such proposal (including the amount, form, and timing of payment of consideration, the financing thereof, any associated break-up or termination fees, including those provided for in this Agreement, expense reimbursement provisions, and all conditions to consummation) and the person making the proposal, and after consulting with its financial advisor (which shall be a nationally recognized investment banking firm) and outside legal counsel, is (i) more favorable from a financial point of view to BancShares’ or CIT’s, as applicable, stockholders than the transactions contemplated by this Agreement and (ii) reasonably likely to be timely consummated on the terms set forth; provided, however, that for purposes of this definition of Superior Proposal, references to “twenty-five percent (25%) or more” in the definition of Acquisition Proposal shall be deemed to be references to “seventy-five percent (75%) or more.”

(b)    Nothing contained in this Agreement shall prevent a party or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

6.13    Public Announcements. CIT and BancShares agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the parties. Thereafter, each of the parties agrees that no public release or announcement or statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance or (ii) for such releases, announcements or statements that are consistent with other such releases, announcement or statements made after the date of this Agreement in compliance with this Section 6.13.

6.14    Change of Method. CIT and BancShares shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of CIT and BancShares (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, that if the structure of effecting the combination of CIT and BancShares set forth in Article I would result in the failure to obtain the Requisite Regulatory Approvals on a timely basis to permit the Closing Date to occur on or before the Termination Date (despite the parties hereto using their reasonable best efforts), then BancShares and CIT shall revise the structure of effecting the combination of CIT and BancShares set forth in Article I such that (a) at the Effective Time, CIT shall be merged with and into BancShares, with BancShares continuing as the surviving entity and (b) immediately following such merger, CIT Subsidiary Bank shall be merged with and into FCB, with FCB continuing as the surviving entity provided, further, that no such change shall (i) alter or change the Exchange Ratio or the number of shares of BancShares Class A Common Stock received by holders of CIT Common Stock in exchange for each share of CIT Common Stock, (ii) adversely affect the Tax treatment of CIT’s stockholders or BancShares’ stockholders pursuant to this Agreement, (iii) adversely affect the Tax treatment of CIT or BancShares pursuant to this Agreement or (iv) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.1.

6.15    Takeover Restrictions. None of CIT, the BancShares Parties or their respective Boards of Directors shall take any action that would cause any Takeover Restriction to become applicable to this Agreement, the Merger, the Second Step Merger, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger, the Second Step Merger, and the other transactions contemplated hereby from any applicable Takeover Restriction now or hereafter in effect. If any Takeover Restriction may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Restriction on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Restriction.

6.16    Treatment of CIT Indebtedness. Upon the Effective Time, BancShares and/or BancShares Bank shall assume the due and punctual performance and observance of the covenants to be performed by CIT under the agreements set forth on Section 6.16 of the CIT Disclosure Schedule (including the Senior and Subordinated Notes) to the extent set forth in such agreements. In connection therewith, BancShares and CIT shall cooperate and use reasonable best efforts to execute and deliver any supplemental indentures, officer’s certificates or other documents, and the parties hereto shall cooperate and use reasonable best efforts to provide any opinion of counsel to the trustee thereof, required to make such assumption effective as of the Effective Time and obtain the consents of the holders of such indebtedness to the extent such consent is required under the documents governing such indebtedness.

6.17    Exemption from Liability Under Section 16(b). CIT and BancShares agree that, in order to most effectively compensate and retain CIT Insiders, both prior to and after the Effective Time, it is desirable that CIT Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of CIT Common Stock and CIT Preferred Stock into shares of BancShares Class A Common Stock and New BancShares Preferred Stock in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.17. CIT shall deliver to BancShares in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of CIT subject to the reporting requirements of Section 16(a) of the Exchange Act (the “CIT Insiders”), and the Board of Directors of BancShares and of CIT, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of CIT) any dispositions of CIT Common Stock, CIT Preferred Stock or CIT Equity Awards by the CIT Insiders, and (in the case of BancShares) any acquisitions of BancShares Class A Common Stock or New BancShares Preferred Stock by any CIT Insiders who, immediately following the transactions contemplated by this Agreement, will be officers or directors of BancShares subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

6.18    Railcar Tape. CIT shall deliver to the BancShares Parties an updated Railcar Tape that is true, correct and complete in all material respects within ten (10) business days after the end of each calendar month between the date hereof and the Closing Date, and on the first such delivery date, CIT shall deliver to the BancShares Parties, true correct and complete copies of all lease agreements entered into by CIT or any of its Subsidiaries, as lessor, providing for the lease of Railcars.

6.19    CIT Ex-United States Subsidiaries Structuring Transactions. In connection with the transactions contemplated by this Agreement and unless adjusted by either (a) the reasonable determination of BancShares, with the prior written consent of CIT (not to be unreasonably withheld, conditioned or delayed), or (b) mutual written consent of BancShares and CIT, one or more to-be-formed merger or acquisition Subsidiaries of a to-be-formed Edge Act Corporation Subsidiary (the “Edge Act Subsidiary”) of FCB shall enter into one or more merger or equity purchase transactions with the ex-United States Subsidiaries of CIT, whether or not incorporated, through which the ex-United States Subsidiaries of CIT will become Subsidiaries of the Edge Act Subsidiary, notwithstanding any other provision in this Agreement. In connection therewith, BancShares and CIT shall cooperate with each other and use reasonable best efforts to execute and deliver any agreements and plans of merger, stock purchase agreements, or other documents, which are necessary or advisable to consummate such transactions, with the timing of such transactions to be reasonably determined by BancShares, whether prior to, at, or after the Effective Time.

6.20    Certain Additional Structuring Transactions. In connection with the transactions contemplated by this Agreement, if BancShares reasonably determines, with the prior written consent of CIT (not to be unreasonably withheld, conditioned or delayed), that (a) one or more Subsidiaries of CIT or (b) any assets of CIT or any Subsidiaries of CIT are either (x) not able to be held by FCB or a Subsidiary of FCB after consummation of the Merger or (y) able to be held by FCB or a Subsidiary of FCB after consummation of the Merger but such holdings would be materially adverse to BancShares or FCB, then BancShares may direct that, in each case, such Subsidiaries or assets shall be transferred to either BancShares or a Subsidiary of BancShares designated by BancShares, notwithstanding any other provision in this Agreement. In connection therewith, BancShares and CIT shall cooperate with each other and use reasonable best efforts to execute and deliver any agreements and plans of merger, stock purchase agreements, or other documents, which are necessary or advisable to consummate such transactions, with the timing of such transactions to be reasonably determined by BancShares, whether prior to, at, or after the Effective Time.

ARTICLE VII

CONDITIONS PRECEDENT

7.1    Conditions to Each Party’s Obligations. The respective obligations of the parties to effect the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)    Stockholder Approvals. The Requisite BancShares Vote and the Requisite CIT Vote shall have been obtained.

(b)    Nasdaq Listing. The shares of BancShares Class A Common Stock and New BancShares Series C Preferred Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on Nasdaq, subject to official notice of issuance.

(c)    Regulatory Approvals. (i) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and (ii) no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(d)    S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued, and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e)    No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger, the Second Step Merger, the Bank Merger or any of the other transactions contemplated by this Agreement shall be in effect. No law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity, which prohibits or makes illegal consummation of the Merger, the Second Step Merger, the Bank Merger or any of the other transactions contemplated by this Agreement.

7.2    Conditions to Obligations of BancShares Parties. The obligation of the BancShares Parties to effect the transactions contemplated by this Agreement is also subject to the satisfaction, or waiver by the BancShares Parties, at or prior to the Effective Time, of the following conditions:

(a)    Representations and Warranties. The representations and warranties of CIT set forth in Section 3.2(a), Section 3.7 and Section 3.8(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of CIT set forth in Section 3.1(a), Section 3.1(b) (but only with respect to CIT Subsidiary Bank), Section 3.2(b) (but only with respect to CIT Subsidiary Bank), Section 3.3(a) and Section 3.3(b)(i) (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of CIT set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on CIT, the Surviving Bank, or BancShares. The BancShares Parties shall have received a certificate dated as of the Closing Date and signed on behalf of CIT by the Chief Executive Officer or the Chief Financial Officer of CIT to the foregoing effect.

(b)    Performance of Obligations of CIT. CIT shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and the BancShares Parties shall have received a certificate dated as of the Closing Date and signed on behalf of CIT by the Chief Executive Officer or the Chief Financial Officer of CIT to such effect.

(c)    Federal Tax Opinion. The BancShares Parties shall have received the opinion of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. (or other nationally recognized tax counsel), in form and substance reasonably satisfactory to the BancShares Parties, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger and the Second Step Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of the BancShares Parties and CIT, reasonably satisfactory in form and substance to such counsel.

7.3    Conditions to Obligations of CIT. The obligation of CIT to effect the transactions contemplated by this Agreement is also subject to the satisfaction, or waiver by CIT, at or prior to the Effective Time of the following conditions:

(a)    Representations and Warranties. The representations and warranties of the BancShares Parties set forth in Section 4.2(a), Section 4.7 and Section 4.8(a) (in each case, after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of the BancShares Parties set forth in Section 4.1(a), Section 4.1(b) (but only with respect to FCB), Section 4.2(b) (but only with respect to FCB), Section 4.3(a) and Section 4.3(b)(i) (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of the BancShares Parties set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on the BancShares Parties. CIT shall have received a certificate dated as of the Closing Date and signed on behalf of BancShares by the Chief Executive Officer or the Chief Financial Officer of BancShares to the foregoing effect.

(b)    Performance of Obligations of BancShares. The BancShares Parties shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and CIT shall have received a certificate dated as of the Closing Date and signed on behalf of BancShares by the Chief Executive Officer or the Chief Financial Officer of BancShares to such effect.

(c)    Federal Tax Opinion. CIT shall have received the opinion of Sullivan & Cromwell LLP (or other nationally recognized tax counsel), in form and substance reasonably satisfactory to CIT, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger and the Second Step Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of BancShares and CIT, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1    Termination. This Agreement may be terminated at any time prior to the Effective Time:

(a)    by mutual written consent of the BancShares Parties and CIT;

(b)    by either the BancShares Parties or CIT if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger, the Second Step Merger, or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger, the Second Step Merger, or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(c)    by either the BancShares Parties or CIT if the Merger shall not have been consummated on or before October 15, 2021 (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(d)    by either the BancShares Parties or CIT (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of CIT, in the case of a termination by the BancShares Parties, or the BancShares Parties, in the case of a termination by CIT, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by the BancShares Parties, or Section 7.3, in the case of a termination by CIT, and which is not cured within forty-five (45) days following written notice to CIT, in the case of a termination by the BancShares Parties, or the BancShares Parties, in the case of a termination by CIT, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e)    by either the BancShares Parties or CIT if (i) the Requisite CIT Vote shall not have been obtained at the CIT Meeting or at any adjournment or postponement thereof taken in accordance with this Agreement or (ii) if the Requisite BancShares Vote shall not have been obtained at the BancShares Meeting or at any adjournment or postponement thereof taken in accordance with this Agreement;

(f)    by CIT, prior to the time the Requisite CIT Vote is obtained, if the Board of Directors of CIT authorizes CIT to enter into an Alternative Acquisition Agreement in response to a Superior Proposal, to the extent permitted by and in accordance with Section 6.3(b);

(g)    by the BancShares Parties, prior to the time the Requisite BancShares Vote is obtained, if the Board of Directors of BancShares authorizes BancShares to enter into an Alternative Acquisition Agreement in response to a Superior Proposal, to the extent permitted by and in accordance with Section 6.3(b);

(h)    by CIT, prior to the time the Requisite BancShares Vote is obtained, if (i) BancShares or the Board of Directors of BancShares shall have made a Recommendation Change or (ii) BancShares or the Board of Directors of BancShares shall have breached its obligations under Section 6.3 or 6.12 in any material respect; or

(i)    by the BancShares Parties, prior to the time the Requisite CIT Vote is obtained, if (i) CIT or the Board of Directors of CIT shall have made a Recommendation Change or (ii) CIT or the Board of Directors of CIT shall have breached its obligations under Section 6.3 or 6.12 in any material respect.

8.2    Effect of Termination.

(a)    In the event of termination of this Agreement by either the BancShares Parties or CIT as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of the BancShares Parties, CIT, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that Section 6.2(b) (Access to Information; Confidentiality), Section 6.13 (Public Announcements), this Section 8.2 and Article IX shall survive any termination of this Agreement and Section 4 of the Voting Agreement shall survive termination of this Agreement as contemplated therein.

(b)    (i)     In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of CIT or shall have been made directly to the stockholders of CIT or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the CIT Meeting) an Acquisition Proposal, in each case with respect to CIT and (A) (x) thereafter this Agreement is terminated by either the BancShares Parties or CIT pursuant to Section 8.1(c) without the Requisite CIT Vote having been obtained (and all other conditions set forth in Section 7.1 and Section 7.3 were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter this Agreement is terminated by the BancShares Parties pursuant to Section 8.1(d), and (B) prior to the date that is twelve (12) months after the date of such termination, CIT enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then CIT shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay BancShares, by wire transfer of same-day funds, a fee equal to $64,000,000 (the “Termination Fee”); provided, that for purposes of this Section 8.2(b)(i), all references in the definition of Acquisition Proposal to “twenty-five percent (25%)” shall instead refer to “fifty percent (50%).”

  (ii)    In the event that this Agreement is terminated by CIT pursuant to Section 8.1(f) or by the BancShares Parties pursuant to Section 8.1(i), then CIT shall pay BancShares, by wire transfer of same-day funds, the Termination Fee within two (2) business days of the date of termination.

(c)      (i)     In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of BancShares or shall have been made directly to the stockholders of BancShares or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the BancShares Meeting) an Acquisition Proposal, in each case with respect to BancShares and (A) (x) thereafter this Agreement is terminated by either the BancShares Parties or CIT pursuant to Section 8.1(c) without the Requisite BancShares Vote having been obtained (and all other conditions set forth in Section 7.1 and Section 7.2 were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter this Agreement is terminated by CIT pursuant to Section 8.1(d), and (B) prior to the date that is twelve (12) months after the date of such termination, BancShares enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then BancShares shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay CIT the Termination Fee by wire transfer of same-day funds; provided, that for purposes of this Section 8.2(c)(i), all references in the definition of Acquisition Proposal to “twenty-five percent (25%)” shall instead refer to “fifty percent (50%).”

  (ii)    In the event that this Agreement is terminated by the BancShares Parties pursuant to Section 8.1(g) or by CIT pursuant to Section 8.1(h), then BancShares shall pay CIT, by wire transfer of same-day funds, the Termination Fee within two (2) business days of the date of termination.

(d)    In no event shall either party be required to (i) pay the Termination Fee more than once or (ii) pay the Termination Fee and be subject to a claim for liabilities or damages from the other party hereto.

(e)    Each of the BancShares Parties and CIT acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if BancShares or CIT, as the case may be, fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including attorneys’ fees and expenses) in connection with such suit. In addition, if BancShares or CIT, as the case may be, fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts at a rate per annum equal to the “prime rate” published in the Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full. The Termination Fee and other amounts payable pursuant to this Section 8.2 constitute liquidated damages and not a penalty and, except in the case of fraud, shall be the sole monetary remedy of the BancShares Parties and CIT in the event this Agreement is terminated under the circumstances described in Section 8.2 pursuant to which the Termination Fee is payable.

ARTICLE IX

GENERAL PROVISIONS

9.1    Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite BancShares Vote or the Requisite CIT Vote; provided, however, that after the receipt of the Requisite BancShares Vote or the Requisite CIT Vote, there may not be, without further approval of the stockholders of BancShares or CIT, as applicable, any amendment of this

Agreement that requires such further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.2    Extension; Waiver. At any time prior to the Effective Time, each of the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by such other party pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided, however, that after the receipt of the Requisite BancShares Vote or the Requisite CIT Vote, there may not be, without further approval of the stockholders of BancShares or CIT, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.3    Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, obligations, covenants and agreements in this Agreement (or in any certificate delivered pursuant to this Agreement) shall survive the Effective Time, except for Section 6.7 and for those other obligations, covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time.

9.4    Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, however, that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to Governmental Entities in connection with the Merger, the Second Step Merger, and the other transactions contemplated hereby shall be borne equally by BancShares and CIT.

9.5    Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to CIT, to:

CIT Group Inc.
1 CIT Drive
Livingston, NJ 07039
	Attention:	James R. Hubbard, General Counsel
	Telephone:	(973) 740-5000
	Facsimile:	(866) 451-4408
	Email:	James.Hubbard@cit.com

With a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
	Attention:	H. Rodgin Cohen
Mitchell S. Eitel
	Facsimile:	(212) 558-3588
	Email:	cohenhr@sullcrom.com
eitelm@sullcrom.com

and

(b)	if to BancShares, FCB or Merger Sub, to:

First Citizens BancShares, Inc.
First-Citizens Bank & Trust Company
FC Merger Subsidiary IX, Inc.
4300 Six Forks Road
Raleigh, North Carolina 27609
	Attention:	Craig L. Nix
	E-mail:	craig.nix@firstcitizens.com

With a copy (which shall not constitute notice) to:

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
150 Fayetteville Street, Suite 2300
Raleigh, North Carolina 27601
	Attention:	Gerald F. Roach
	E-mail:	groach@smithlaw.com

9.6    Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of CIT means the actual knowledge of any of the officers of CIT listed on Section 9.6 of the CIT Disclosure Schedule, and the “knowledge” of BancShares means the actual knowledge of any of the officers of BancShares listed on Section 9.6 of the BancShares Disclosure Schedule. As used herein, (i) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (ii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (iii) the term “made available” means any document or other information that was (a) provided by one party or its representatives to the other party and its representatives at least three (3) days prior to the date hereof (with the receiving party confirming receipt), (b) included in the virtual data room of a party at least three (3) days prior to the date hereof or (c) filed by a party with the SEC and publicly available on EDGAR at least one (1) day prior to the date hereof and (iv) references to a party’s stockholders approving this Agreement shall mean approving and adopting this Agreement, as applicable. As used in this Agreement, the term “business days” means Monday through Friday of each week, excluding legal holidays recognized as such by the United States government and any day on which banking institutions in New York, New York, are authorized or obligated to close. The CIT Disclosure Schedule and the BancShares Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. Nothing contained herein shall require any party or person to take any action in violation of applicable law (including the Pandemic Measures).

9.7    Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8    Entire Agreement. This Agreement (including and together with the Exhibits and Schedules hereto, the CIT Disclosure Schedule, the BancShares Disclosure Schedule and the other documents and instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.9    Governing Law; Jurisdiction.

(a)    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles.

(b)    Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.10    Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11    Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise provided in Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.12    Specific Performance.

(a)    The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger and the Second Step Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

(b)    Notwithstanding the foregoing, (i) except in the case of fraud, if this Agreement is terminated under circumstances described in Article VIII that require payment of the Termination Fee, a party’s right to receive payment of the Termination Fee pursuant to Sections 8.1 or 8.2 shall be the sole and exclusive remedy of such party or any other person, whether or not this Agreement has been terminated and all other remedies (including equitable remedies and the remedies set forth in Section 9.12(a)) are waived against the party paying the Termination Fee and any of its affiliates for any and all losses, damages and expenses suffered or incurred in connection with this Agreement and upon payment of the Termination Fee the paying party and its affiliates shall have no further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby (other than as provided in Sections 5(i) and 5(j) of the Voting Agreement) and (ii) except with respect to claims for willful breach, bad faith or fraud, the sole recourse under this Agreement to any party for a breach of this Agreement or any provision hereof by the other party shall be a claim for actual monetary damages which shall not exceed a cap of $64,000,000 and such cap shall be reduced by any Termination Fee paid for any reason by the breaching party.

9.13    Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.14    Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(c) and as identified in 12 C.F.R. § 309.5(g)(8)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law. For purposes of clarity, a representation relating to receipt of regulatory approvals on a timely basis shall not be given, or continue to be given, to the extent the reason for it no longer continuing to be accurate involves such confidential supervisory information. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentences apply.

9.15    Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

CIT GROUP INC.

By:	/s/ Ellen R. Alemany
Name:	Ellen R. Alemany
Title:	Chairwoman & Chief Executive Officer

FIRST CITIZENS BANCSHARES, INC.
By:	/s/ Peter M. Bristow
Name:	Peter M. Bristow
Title:	President

FIRST-CITIZENS BANK & TRUST COMPANY
By:	/s/ Craig L. Nix
Name:	Craig L. Nix
Title:	CFO

FC MERGER SUBSIDIARY IX, INC.
By:	/s/ Bridget L. Welborn
Name:	Bridget L. Welborn
Title:	Secretary

[Signature Page to Agreement and Plan of Merger]

Exhibit 10.1

Execution Version

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of October 15, 2020, is by and among CIT Group Inc., a Delaware corporation (“CIT”), and each of the persons whose name appears in the signature block to this Agreement (each, a “Stockholder” and, collectively, the “Stockholders”). Capitalized terms used herein but not defined shall have the meanings specified in the Merger Agreement (as defined below).

W I T N E S S E T H:

WHEREAS, concurrently with the execution and delivery of this Agreement, CIT, First Citizens BancShares, Inc., a Delaware corporation (“BancShares”), First-Citizens Bank & Trust Company, a North Carolina chartered commercial bank and direct, wholly owned subsidiary of BancShares (“FCB”), and FC Merger Subsidiary IX, Inc., a Delaware corporation and a direct, wholly owned subsidiary of FCB (“Merger Sub”) are entering into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, on the terms and subject to the conditions set forth therein, (i) at the Effective Time, Merger Sub will be merged with and into CIT, and CIT will continue as the surviving corporation (in such capacity, the “Interim Surviving Entity”), (ii) at the Second Step Effective Time, BancShares will cause the Interim Surviving Entity to be, and the Interim Surviving Entity will be, merged with and into FCB, and FCB will continue as the surviving entity (in such capacity, the “Surviving Entity”), and (iii) immediately following the Second Step Effective Time, CIT Bank, National Association, a wholly owned subsidiary of CIT, will merge with and into FCB, and FCB will continue as the surviving entity;

WHEREAS, as of the date hereof, each Stockholder is the record and beneficial owner of the number of shares of BancShares common stock set forth on Schedule A hereto (the “Shares”);

WHEREAS, as an inducement to CIT to enter into the Merger Agreement and incur the obligations therein, CIT has required that the Stockholders individually enter into this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Section 1. Agreement to Vote; Restrictions on Transfers.

(a) Agreement to Vote the Shares. Each Stockholder hereby irrevocably and unconditionally agrees that from the date hereof until the termination of this Agreement (the “Expiration Time”), at any meeting (whether annual or special and each adjourned or postponed meeting) of BancShares’ stockholders, however called, such Stockholder will (i) appear at such meeting or otherwise cause all of the Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote or cause to be voted all of the Shares, (A) in favor of the approval of the issuance of the shares of BancShares capital stock pursuant to the Merger Agreement, (B) in favor of any proposals for the approval and adoption of the Merger Agreement or any other proposal submitted to the BancShares stockholders pursuant to or necessary for the consummation of the transactions contemplated by the Merger Agreement, (C) against any Acquisition Proposal, without regard to any recommendation to the stockholders of BancShares by the Board of Directors of BancShares concerning such Acquisition Proposal, and without regard to the terms of such Acquisition Proposal, or other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the Merger Agreement, (D) against any agreement, amendment of any agreement or organizational document inconsistent with this Agreement or the Merger Agreement and (E) against any action, agreement, transaction or proposal that would reasonably be expected to result in a material breach of any representation, warranty, covenant, agreement or other obligation of BancShares under the Merger Agreement or that would reasonably be expected to prevent, impede or materially delay the consummation of the transactions contemplated by the Merger Agreement. In the event that, after the date hereof and prior to the termination of the Merger Agreement, a bona fide Acquisition Proposal (I) shall have been communicated to or otherwise made known to the Board of Directors or senior management of BancShares or (II) shall have been made directly to the stockholders of BancShares or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the BancShares Meeting) an Acquisition Proposal, in each case with respect to BancShares, and thereafter the Merger Agreement is terminated without the Requisite BancShares Vote having been obtained, then each Stockholder hereby irrevocably and unconditionally agrees that from the date hereof until the date that is six (6) months after the date of the termination of the Merger Agreement, at any meeting (whether annual or special and each adjourned or postponed meeting) of BancShares’ stockholders, however called, such Stockholder will vote or cause to be voted all Shares against any Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), without regard to any recommendation to the stockholders of BancShares by the Board of Directors of BancShares concerning such Acquisition Proposal, and without regard to the terms of such Acquisition Proposal; provided, however, that with respect to clause (I) above, such obligation with respect to a Stockholder who is not on the Board of Directors or a member of senior management of BancShares shall be limited to such Stockholder’s actual knowledge of such Acquisition Proposal.

(b) Restrictions on Transfers. Each Stockholder hereby agrees that, from the date hereof until the Expiration Time, such Stockholder shall not, directly or indirectly, sell, offer to sell, give, pledge, grant a security interest in, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of any Shares, or enter into any agreement, arrangement or understanding to take any of the foregoing actions (each, a “Transfer”) other than any Transfer of Shares (i) as a bona fide gift or gifts, (ii) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the family of the Stockholder or (iii) by operation of law, in each of (i)-(iii), so long as such transferee executes a joinder to this Agreement, in a form reasonably acceptable to CIT, pursuant to which such transferee agrees to become a party to this Agreement and be subject to the restrictions and obligations applicable to the Stockholder and otherwise become a party for all purposes of this Agreement to the extent relating to such transferred Shares. Any Transfer in violation of this Section 1(b) shall be null and void. Each Stockholder further agrees to authorize and request BancShares to notify BancShares’ transfer agent that there is a stop transfer order with respect to all of the Shares and that this Agreement places limits on the voting and Transfer of the Shares.

(c) Transfer of Voting Rights. Each Stockholder hereby agrees that such Stockholder shall not deposit any Shares in a voting trust, grant any proxy or power of attorney or enter into any voting agreement or similar agreement or arrangement in contravention of the obligations of the Stockholder under this Agreement with respect to any of the Shares owned by such Stockholder.

(d) Acquired Shares. Any shares or other voting securities of BancShares in which a Stockholder acquires sole voting power and sole power of disposition with respect to such shares (including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares or upon exercise or conversion of any securities of BancShares, if any) after the date of this Agreement shall automatically become subject to the terms of this Agreement and shall become “Shares” for all purposes hereof.

(e) No Inconsistent Agreements. Each Stockholder hereby agrees that such Stockholder shall not enter into any agreement, contract or understanding with any person prior to the termination of this Agreement in accordance with its terms, directly or indirectly, to vote, grant a proxy or power of attorney or give instructions with respect to the voting of the Shares in any manner which is inconsistent with this Agreement.

Section 2. Non-Solicit. The Stockholders shall not, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal (except to disclose the existence of the provisions of this Section), or (iv) recommend or endorse an Acquisition Proposal or publicly disclose your intention to do so. For the avoidance of doubt, nothing contained herein shall prohibit each Stockholder, in his or her capacity as a member of the Board of Directors of BancShares, from taking any action in such capacity to the extent such action is permitted by the Merger Agreement or consistent with his or her obligations or rights under the Merger Agreement as a member of the Board of Directors of BancShares.

Section 3. Representations and Warranties of the Stockholder.

(a) Representations and Warranties. Each Stockholder represents and warrants to CIT as follows:

(i) Power and Authority; Consents. Each Stockholder has the requisite capacity and authority to enter into and perform his or her obligations under this Agreement. No filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of such Stockholder for the execution, delivery and performance of this Agreement by such Stockholder or the consummation by the Stockholder of the transactions contemplated hereby.

(ii) Due Authorization. This Agreement has been duly executed and delivered by each Stockholder and, assuming the due authorization, execution and delivery of this Agreement by CIT, this Agreement constitutes the valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

(iii) Non-Contravention. The execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of his or her obligations hereunder and the consummation by such Stockholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which the Stockholder is a party or by which the Stockholder or his or her property or assets is bound, or any statute, rule or regulation to which the Stockholder or his or her property or assets is subject. Such Stockholder has not appointed or granted a proxy or power of attorney to any person with respect to any Shares that remains in effect. Except for this Agreement, such Stockholder is not a party to any voting agreement, voting trust or any other contract with respect to the voting, transfer or ownership of any Shares.

(iv) Ownership of Shares. Except as disclosed in any BancShares Reports and except for restrictions in favor of CIT pursuant to this Agreement and transfer restrictions of general applicability as may be provided under the Securities Act and the “blue sky” laws of the various States of the United States, each Stockholder owns, beneficially and of record, all of the Shares free and clear of any proxy, voting restriction, adverse claim, or other Lien, and has voting power with respect to the Shares with no restrictions on the Stockholder’s rights of voting or disposition pertaining thereto. As of the date hereof, the number of the Shares is set forth on Schedule A hereto.

(v) Legal Actions. There is no action, suit, investigation, complaint or other proceeding pending against such Stockholder or, to the knowledge of the Stockholder, any other person or, to the knowledge of such Stockholder, threatened against such Stockholder or any other person that restricts or prohibits (or, if successful, would restrict or prohibit) the exercise by CIT of its rights under this Agreement or the performance by such Stockholder of its obligations under this Agreement.

(vi) Reliance. The Stockholder understands and acknowledges that CIT is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the representations and warranties of the Stockholder contained herein.

Section 4. Termination. This Agreement will terminate upon the earlier of (a) the Effective Time and (b) the date of termination of the Merger Agreement in accordance with its terms (the “Expiration Time”); provided, however, that (a) the obligations of each Stockholder under the last sentence of Section 1(a) shall survive for six (6) months following the termination of the Merger Agreement, and (b) this Section 4 and Section 5 shall survive the Expiration Time indefinitely; provided, further that no such termination or expiration shall relieve any party hereto from any liability for any intentional breach of this Agreement occurring prior to such termination.

Section 5. Miscellaneous.

(a) Expenses. All expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(b) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied or emailed (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(i) if to CIT to:

CIT Group Inc. 1 CIT Drive
Livingston, NJ 07039
Attention: James R. Hubbard, General Counsel
E-mail: James.Hubbard@cit.com

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP 125 Broad Street
New York, New York 10004
Attention: H. Rodgin Cohen
Mitchell S. Eitel
Facsimile: (212) 558-3588
Email: cohenhr@sullcrom.com
eitelm@sullcrom.com

and

(ii) if to any Stockholder, addressed to it at the address set forth below such Stockholder’s signature hereto:

In each case, with copies, which shall not constitute notice, to:

First Citizens BancShares, Inc. 4300 Six Forks Road
Raleigh, North Carolina 27609
Attention: Craig L. Nix
E-mail: craig.nix@firstcitizens.com

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. 150 Fayetteville Street, Suite 2300
Raleigh, North Carolina 27601
Attention: Gerald F. Roach
E-mail: groach@smithlaw.com

(c) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated except by an instrument in writing signed by each of the parties hereto.

(d) Successors and Assigns; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations contained herein shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

(e) No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

(f) Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto relating to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(h) Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

(i) Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

(j) Liability. The rights and obligations of each of the Stockholders under this Agreement shall be several and not joint. All references to actions to be taken by the Stockholders, or representations and warranties to be made, under this Agreement refer to actions to be taken or representations and warranties to be made by Stockholders acting severally and not jointly. Except for any liability for claims, losses, damages, liabilities or other obligations arising out of a Stockholder’s failure to perform its obligations hereunder, the parties agree that no Stockholder (in its capacity as a Stockholder of BancShares) will be liable for claims, losses, damages, liabilities or other obligations resulting from or relating to the Merger Agreement, including any breach by BancShares of the Merger Agreement, and that BancShares shall not be liable for claims, losses, damages, liabilities or other obligations resulting from or related to any Stockholder’s failure to perform its obligations hereunder.

(k) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

(l) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles.

(m) Submission to Jurisdiction. Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 5(b).

(n) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5(n).

(o) Drafting and Representation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections or Schedules, such reference shall be to an Article or Section of or Schedule to this Agreement unless otherwise indicated. Headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” shall mean the date of this Agreement. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable law. References to any statute or regulation refer to such statute or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and references to any section of any statute or regulation include any successor to such section.

(p) Counterparts. This Agreement may be executed in counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

(q) Capacity as a Stockholder. This Agreement shall apply to each Stockholder solely in such Stockholder’s capacity as a stockholder of BancShares and shall not apply in any manner to such Stockholder or any family member of such Stockholder in any capacity as a director or officer of BancShares or its Subsidiaries or in any other capacity (and shall not limit or affect any actions taken by such Stockholder or any family member of such Stockholder in the capacity of director or officer of BancShares or its Subsidiaries, and no such action taken by such Stockholder or any family member of such Stockholder in the capacity of director or officer of BancShares or its Subsidiaries shall be deemed to constitute a breach of this Agreement).

(r) Beneficial Ownership. As used in this Agreement, the term “beneficial ownership” has the meaning ascribed to such term in Rule 13d-3 under the Exchange Act. The terms “beneficially own”, “beneficially owned” and “beneficial owner” each have a correlative meaning.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed as of the date first written above.

CIT Group Inc.

By:	/s/ Ellen R. Alemany
Name:	Ellen R. Alemany
Title:	Chairwoman & Chief Executive Officer

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed as of the date first written above.

/s/ Frank B. Holding, Jr.
Name: Frank B. Holding, Jr.

Address:
4300 Six Forks Road
Raleigh, NC 27609

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed as of the date first written above.

/s/ Hope H. Bryant
Name: Hope H. Bryant

Address:
4300 Six Forks Road
Raleigh, NC 27609

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed as of the date first written above.

/s/ Peter M. Bristow
Name: Peter M. Bristow

Address:
4300 Six Forks Road
Raleigh, NC 27609

/s/ Claire H. Bristow
Name: Claire H. Bristow

Address:
P.O. Box 1417
Smithfield, NC 27577

[Signature Page to Voting Agreement]

SCHEDULE A

Stockholder	Class A Common Shares Beneficially Owned	Class B Common Shares Beneficially Owned	Total Voting Power of Shares Beneficially Owned	% of Total Voting Power
Frank B. Holding, Jr.	570,349	145,738	2,902,157	11.66%
Hope Holding Bryant	498,505	102,405	2,136,985	8.58%
Peter M. Bristow	90,891	26,448	514,059	2.06%
Claire Holding Bristow	410,685	85,200	1,773.885	7.13%

Total	1,570,430	359,791	7,327,086	29.43%

Exhibit 99.1

[CIT Group Inc. Letterhead]

October 19, 2020

Dear [                ]:

This Agreement clarifies certain provisions of The CIT Group Inc. Employee Severance Plan (the “Severance Plan”), The CIT Group Inc. Incentive Compensation Recoupment Policy (the “Recoupment Policy”), and the equity awards granted to you under The CIT Group Inc. 2016 Omnibus Incentive Plan (the “Incentive Plan”). Capitalized terms used but not defined in this letter have the meanings set forth in the Severance Plan or Incentive Plan, as applicable.

For purposes of the Severance Plan, the Recoupment Policy and the Incentive Plan, notwithstanding anything in any such plan or policy to the contrary, following a Change of Control:

1.

Eligible Termination Definition. You will be deemed to incur an Eligible Termination under the Severance Plan if your employment is terminated by the Company without Cause (and other than by reason of your death or disability) or if you resign for Good Reason, regardless of whether the termination is by reason of a job elimination, downsizing or restructuring and regardless of whether clause (iv) of Section 21 of the Severance Plan (sale of business) is implicated; provided that you will not be deemed to incur an Eligible Termination under the Severance Plan by reason of a termination by the Company without Cause solely by reason of the transfer of your employment due to the occurrence of an event described in clause (iv) of Section 21 of the Severance Plan so long as the person to which the business is transferred agrees to assume the Severance Plan with respect to you.

2.

Good Reason Definition. “Good Reason” means, without your prior written consent, [(i) a material reduction in your job duties, responsibilities, titles or positions (except a temporary reduction while you are physically or mentally incapacitated); (ii) a ten (10%) or greater reduction in your Total Targeted Compensation (as defined in the Offer Letter); or (iii) a reassignment of your work location to a location that is more than fifty miles from your immediately preceding work location and which increases the distance you have to commute to work by more than fifty miles. A Good Reason termination shall not occur unless (a) you have provided the Company written notice specifying in detail the alleged condition of Good Reason within thirty days of the existence of such condition; and (b) if curable, the Company has failed to cure such alleged condition within thirty days following the Company’s receipt of such written notice][1] [(i) a material reduction in your job duties, responsibilities, titles or positions (except a temporary reduction while you are physically or mentally incapacitated); or (ii) a ten (10%) or greater reduction in your Total Targeted Compensation (as defined in your offer letter); or (iii) your reassignment to a work location that is more than fifty miles from your immediately preceding work location and which increases the distance you have to commute to work by more than fifty miles. A Good Reason termination shall not occur unless (a) you have provided the Company written notice specifying in detail the alleged condition of Good Reason within thirty days of the existence of such condition; and (b) if curable, the Company has failed to cure such alleged condition within thirty days following the Company’s receipt of such written notice][2] [(i) you incur a diminution of your Total Targeted Compensation by 15% or more; (ii) you incur a material diminution of your duties and responsibilities following a Change of Control (except a temporary reduction while you are physically or mentally incapacitated); or (iii) you are reassigned to a work location that is more than fifty miles from your immediately preceding work location and which increases the distance you have to commute to work by more than fifty miles. A Good Reason termination shall not occur unless (a) you have provided the Company written notice specifying in detail the alleged condition of Good Reason within thirty days of the existence of such condition; and (b) if curable, the Company has failed to cure such alleged condition within thirty days following the Company’s receipt of such written notice. “Total Targeted Compensation” means the sum of (A) your Base Pay, (B) your targeted short-term incentive compensation and (C) your targeted long-term incentive compensation, in each case, as in effect immediately prior to a Change of Control][3].

[1]	Applicable to Chief Executive Officer.
[2]	Applicable to Chief Financial Officer.
[3]	Applicable to President, Commercial Finance.

[CIT Group Inc. Letterhead]

3.

Cause Definition. “Cause” means any of the following: [(i) your commission of a misdemeanor involving moral turpitude or a felony; (ii) your act or omission that causes or may reasonably be expected to cause material injury to the Company Group, its vendors, customers, business partners or affiliates or that results or is intended to result in personal gain at the expense of the Company Group, its vendors, customers, business partners or affiliates; (iii) your substantial and continuing neglect of your job responsibilities for the Company Group (including excessive unauthorized absenteeism); (iv) your willful failure to comply with, or willful violation of, the material provisions of the Company Group’s Code of Business Conduct; (v) your act or omission, whether or not performed in the workplace, that precludes your employment with any member of the Company Group by virtue of Section 19 of the Federal Deposit Insurance Act; and (vi) your violation of any federal or state securities or banking laws, any rules or regulations issued pursuant to such laws, or the rules and regulations of any securities or exchange or association of which you or member of the Company Group is a member. A termination for Cause shall not occur unless (a) the Company has provided you written notice specifying in detail the alleged condition of Cause within 90 days of the existence of such condition; and (b) if curable, you have failed to cure such alleged condition within 10 days following your receipt of such written notice. In addition, and for the avoidance of doubt, in order for any recoupment or similar policy of the Company to be applicable to you, any failure to comply with, or violation of, the Company’s policies or wrongdoing must be willful and material][4] [(i) your commission of a misdemeanor involving moral turpitude or a felony; (ii) your acts or omissions that cause or may reasonably be expected to cause material injury to the Company or its vendors, customers or business partners or that results or is intended to result in personal gain; (iii) your substantial and continuing neglect of your job responsibilities for the Company Group (including excessive unauthorized absenteeism) after having been put on notice of the deficiency(ies) and given a reasonable time to cure; (iv) your willful failure to comply with, or willful violation of, the material provisions of the Company Group’s Code of Business Conduct applicable to you; (v) your acts or omissions, whether or not performed in the workplace, which preclude your employment by the Company by virtue of Section 19 of the Federal Deposit Insurance Act; and (vi) your violation of any federal or state securities or banking laws, any rules or regulations issued pursuant to such laws, or the rules and regulations of any securities or exchange or association of which you or the Company is a member. A termination for Cause shall not occur unless (a) the Company has provided you written notice specifying in detail the alleged condition of Cause within 90 days of the existence of such condition; and (b) if curable, you have failed to cure such alleged condition within 10 days following your receipt of such written notice. In addition, and for the avoidance of doubt, in order for any recoupment or similar policy of the Company to be applicable to you, any failure to comply with, or violation of, the Company’s policies or wrongdoing must be willful and material][5].

[4]	Applicable to Chief Executive Officer and President, Commercial Finance.
[5]	Applicable to Chief Financial Officer

[CIT Group Inc. Letterhead]

4.

Determinations. Any provisions of the Severance Plan and Recoupment Policy that provide that the determinations of the Company, the Board, the Compensation Committee, the Plan Administrator, Claims Administrator or their respective designees are final, binding or conclusive shall only apply with respect to matters prior to a Change of Control and otherwise any such determinations shall be subject to de novo review.

5.	Agreement and General Release. The Agreement and General Release will be in the form attached hereto as Exhibit A.

6.

280G Better-Off Cutback. (a) Anything in the Severance Plan or Incentive Plan to the contrary notwithstanding, in the event that the Accounting Firm shall determine that receipt of all Payments would subject you to tax under Section 4999 of the Code, the Accounting Firm shall determine whether some amount of Agreement Payments meets the definition of “Reduced Amount.” If the Accounting Firm determines that there is a Reduced Amount, then the aggregate Agreement Payments shall be reduced to such Reduced Amount.

(b) If the Accounting Firm determines that the aggregate Agreement Payments should be reduced to the Reduced Amount, the Company shall promptly give you notice to that effect and a copy of the detailed calculation thereof, and you may then elect, in your sole discretion, which and how much of the Agreement Payments shall be eliminated or reduced (as long as after such election the Present Value of the aggregate Agreement Payments equals the Reduced Amount). All determinations made by the Accounting Firm under this Paragraph shall be binding upon the Company. In connection with making determinations under this Paragraph, the Accounting Firm shall take into account the value of any reasonable compensation for services to be rendered by you before or after the Change in Control, including any non-competition provisions that may apply to you and the Company shall cooperate in the valuation of any such services, including any non-competition provisions.

(c) As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that amounts will have been paid or distributed by the Company to or for your benefit pursuant to this Agreement which should not have been so paid or distributed (each, an “Overpayment”) or that additional amounts which will have not been paid or distributed by the Company to or for your benefit pursuant to this Agreement could have been so paid or distributed (each, an “Underpayment”), in each case, consistent with the calculation of the Reduced Amount hereunder. In the event that the Accounting Firm, based upon the assertion of a deficiency by the Internal Revenue Service against either the Company or you which the Accounting Firm believes has a high probability of success determines that an Overpayment has been made, any such Overpayment paid or distributed by the Company to or for your benefit shall be repaid by you to the Company together with interest at the applicable federal rate provided for in Section 7872(f)(2) of the Code; provided, however, that no such repayment shall be required if and to the extent such deemed repayment would not either reduce the amount on which you are subject to tax under Section 1 and Section 4999 of the Code or generate a refund of such taxes. In the event that the Accounting Firm, based upon controlling precedent or substantial authority, determines that an Underpayment has occurred, any such Underpayment shall be promptly paid by the Company to or for your benefit together with interest at the applicable federal rate provided for in Section 7872(f)(2) of the Code. All fees and expenses of the Accounting Firm in implementing the provisions of this Paragraph shall be borne by the Company.

[CIT Group Inc. Letterhead]

(d) Definitions. The following terms shall have the following meanings for purposes of this Paragraph.

(1) A “Payment” shall mean any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for your benefit, whether paid or payable pursuant to this Agreement or otherwise;

(2) “Agreement Payment” shall mean a Payment paid or payable pursuant to this Agreement (disregarding this Paragraph);

(3) “Net After-Tax Receipt” shall mean the Present Value of a Payment net of all taxes imposed on you with respect thereto under Sections 1 and 4999 of the Code and under applicable state and local laws, determined by applying the highest marginal rate under Section 1 of the Code and under state and local laws which applied to your taxable income for the immediately preceding taxable year, or such other rate(s) as you shall certify, in your sole discretion, as likely to apply to you in the relevant tax year(s);

(4) “Accounting Firm” shall mean Golden Parachute Tax Solutions LLC;

(5) “Parachute Value” of a Payment shall mean the present value as of the date of the change of control for purposes of Section 280G of the Code of the portion of such Payment that constitutes a “parachute payment” under Section 280G(b)(2), as determined by the Accounting Firm for purposes of determining whether and to what extent the Excise Tax will apply to such Payment; and

(6) “Reduced Amount” shall mean the amount of Agreement Payments that (x) has a Present Value that is less than the Present Value of all Agreement Payments and (y) results in aggregate Net After-Tax Receipts for all Payments that are greater than the Net After-Tax Receipts for all Payments that would result if the aggregate Present Value of Agreement Payments were any other amount that is less than the Present Value of all Agreement Payments.

This Agreement shall constitute an amendment of the Severance Plan, the Recoupment Policy[, and] the Incentive Plan [(and your offer letter)] with full force and effect as of the date hereof. In all other respects, each of the Severance Plan, the Recoupment Policy[, and] the Incentive Plan [(and your offer letter)] are hereby ratified in their entirety; provided that the Recoupment Policy may not be amended in a manner adverse to you on or following a Change of Control. This Agreement shall be binding on the Company and its successors and assigns.

Sincerely,

[                ]